Form 20-F
period 2024-12-31
Anbio Biotechnology
filed 2025-04-28
CIK 1982708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number: 001-42526

Anbio Biotechnology

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Wilhelm Gutbrod Str 21B, 60437

Frankfurt am Main,

Germany

+49 - 16-0962-47281

(Address of principal executive offices)

Micheal Lau

+49 - 16-0962-47281

Wilhelm Gutbrod Str 21B, 60437

Frankfurt am Main,

Germany

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	NNNN	The Nasdaq Stock Market LLC (Nasdaq Global Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,291,200 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares issued and outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Commonly Used Defined Terms

Unless otherwise indicated or the context requires otherwise, references in this report to:

●	“Anbio” refers to Anbio Biotechnology, an exempted company incorporated under the laws of the Cayman Islands;

●	“Anbio Australia” refers to Anbio Biotechnology Pty Ltd, a company incorporated under the laws of Australia;

●	“AnBai” refers to AnBai (Beijing) Biomedical Technology Limited, a company incorporated under the laws of PRC;

●	“Anbio BVI” refers to Anbio Biotechnology Limited, a company incorporated under the laws of the British Virgin Islands;

●	“Anbio HK” refers to Anbio Biotechnology Limited, a company incorporated under the laws of Hong Kong SAR;

●	“Anbio Samoa” refers to Anbio Biotechnology Limited, a company incorporated under the laws of the Independent State of Samoa;

●	“AnBiAo Xiamen” refers to AnBiAo Biotechnology (Xiamen) Limited, a company incorporated under the laws of PRC;

●	“Beijing AnBiAo” refers to Beijing AnBiAo Biotechnology Limited, a company incorporated under the laws of PRC;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“IVD” refers to in vitro diagnostic;

●	“IVDD refers to In-Vitro Diagnostic Medical Devices Directive (98/79/EC);

●	“IVDR” refers to In Vitro Diagnostic Medical Devices Regulation (No 2017/746);

●	“LoviWell USA” refers to LoviWell Inc., a company incorporated under the laws of Delaware;

●	“LoviWell BVI” refers to LoviWell Inc, a company incorporated under the laws of the British Virgin Islands;

●	“Operating Subsidiaries” refers to Anbio Biotechnology Limited or Anbio BVI, and Anbio Biotechnology Limited or Anbio Samoa;

●	“PharVac USA” refers to PharVac Inc., a company incorporated under the laws of Delaware;

●	“PharVac BVI” refers to PharVac Limited, a company incorporated under the laws of the British Virgin Islands;

●	“SEC” refers to the United States Securities and Exchange Commission; and

●	“US$” or “U.S. dollars” refers to the legal currency of the United States.

Anbio is a holding company with operations conducted mainly in Europe through its Operating Subsidiaries in the British Virgin Islands, using U.S. dollars. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at year-ended rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of British Pounds and Euros into U.S. dollars for the year ended December 31, 2024, 2023 and 2022 is based on the exchange rates provided by https://www.exchangerates.org.uk. Unless otherwise noted, all translations from Euros to U.S. dollars in this annual report have been made using a year-end spot rate of 1 Euro to $1.0350 USD as of December 31, 2024, as well as a rate of 1 Euro to $1.1038 USD and $1.0726 USD as of December 31, 2023 and 2022, respectively. Similarly, all translations from British Pounds to U.S. dollars in this annual report have been made using a year-end spot a rate of $1.2516 USD to 1 GBP as of December 31, 2024, as well as a rate of $1.2730 USD and $1.2098 to 1 GBP as of December 31, 2023 and 2022, respectively.

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information - 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

OVERVIEW

Corporate Structure

The following diagram illustrates the corporate structure of Anbio Biotechnology and its subsidiaries as of the date of this annual report.

Anbio Biotechnology
("Anbio")
(A Cayman Islands company)
100%
100%
100%
100%
100%
LoviWell Inc
("LoviWell BVI")
(A BVI company)
Anbio Biotechnology Pty Ltd.
("Anbio Australia")
(An Australia company)
PharVac Limited
("PharVac BVI")
(A BVI company)
Anbio Biotechnology Limited
("Anbio BVI")
(A BVI company)
Anbio Biotechnology Limited
("Anbio HK")
(A HK company)
100%
LoviWell Inc.
("LoviWell USA")
(A Delaware company)
100%
100%
PharVac Inc.
("PharVac USA")
(A Delaware company)
Anbio Biotechnology Limited
("Anbio Samoa")
(A Samoa company)
100%
Beijing AnBiAo Biotechnology Limited
("Beijing AnBiAo")
(A PRC company)
100%
100%
AnBai (Beijing) Biomedical Technology Limited
("AnBai Beijing")
(A PRC company)
AnBiAo Biotechnology (Xiamen) Limited
("AnBiAo Xiamen")
(A PRC company)

On July 27, 2021, Anbio Biotechnology was incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Upon incorporation, the Company issued 100 ordinary shares in total to founding shareholders at par value per ordinary share.

On November 30, 2021, Anbio BVI was incorporated under the laws of the British Virgin Islands as a wholly owned subsidiary of Anbio to design and sell IVD products.

On August 6, 2021, Anbio HK was incorporated under the laws of Hong Kong as a wholly owned subsidiary of Anbio. Anbio HK has minimum operation in fiscal year ended December 31, 2021 but has no operation since then and as of the date of this annual report.

On September 10, 2021, Beijing AnBiAo was incorporated under the laws of PRC as a wholly owned subsidiary of Anbio HK. Beijing AnBiAo has no operation as of the date of this annual report.

On October 6, 2021, Anbio Australia was incorporated under the laws of Australia, which became a wholly owned subsidiary of Anbio on February 21, 2022. Anbio Australia has no operation as of the date of this annual report.

On October 22, 2021, AnBiAo Xiamen was incorporated under the laws of PRC, which is wholly owned by Beijing AnBiAo. AnBiAo Xiamen has no operation as of the date of this annual report.

On April 13, 2022, PharVac BVI was incorporated under the laws of the British Virgin Islands as a wholly owned subsidiary of Anbio. PharVac BVI is an investment holding company and has no business operation as of the date of this annual report.

On January 18, 2023, PharVac USA was incorporated under the law of Delaware as a wholly owned subsidiary of PharVac BVI. PharVac USA has no operation as of the date of this annual report.

On May 26, 2021, AnBai was incorporated under the laws of PRC, which became a wholly owned subsidiary of Beijing AnBiAo on February 7, 2023. AnBai has no operation as of the date of this annual report.

On February 22, 2023, LoviWell BVI was incorporated under the law of the British Virgin Islands as a wholly owned subsidiary of Anbio. LoviWell BVI has no operation as of the date of this annual report.

On March 28, 2023, LoviWell USA was incorporated under the law of Delaware as a wholly owned subsidiary of LoviWell BVI. LoviWell has no operation as of the date of this annual report.

On February 25, 2025, Anbio Samoa was incorporated under the laws of the Independent State of Samoa as a wholly owned subsidiary of PharVac BVI to design and sell IVD products.

On June 30, 2023, the Company adopted its amended and restated memorandum and articles of association. Simultaneous with the adoption of the amended and restated memorandum and articles of association, the Company’s shareholders resolved to alter the Company’s authorized share capital to consist of 500,000,000 shares, par value US$0.0001 per share, divided into (i) 400,000,000 Class A Ordinary Shares with a par value of US$0.0001 each, and (ii) 100,000,000 Class B Ordinary Shares with a par value of US$0.0001 each (the “Share Restructuring”).

Pursuant to the Share Restructuring, 49 out of the 50 Class B Ordinary Shares held by Growth Inc were surrendered without consideration and 1 Class B Ordinary Share was transferred to CVC Investment; and 49 out of 50 Class B Ordinary Shares held by Successful Inc were surrendered without consideration and 1 Class B Ordinary Share was transferred to Northwestern Investment, in each case with economic effect as of June 30, 2023.

Concurrently therewith, the Company issued an aggregate of 42,291,200 Class A Ordinary Shares, to various subscribers, including 2,100,000 Class A Ordinary Shares to CVC Investment and 2,100,000 Class A Ordinary Shares to Northwestern Investment.

In additional to the Class A Ordinary Shares, the Company issued an aggregate of 99,999,998 Class B Ordinary Shares, consisting of 49,999,999 Class B Ordinary Shares to CVC Investment and 49,999,999 Class B Ordinary Shares to Northwestern Investment, in each case with economic effect as of June 30, 2023.

As of the date of this annual report, CVC Investment holds 2,100,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, representing 4.78% and 50% of the total Class A Ordinary Shares and Class B Ordinary Shares respectively, and 49.61% of the total voting rights; and Northwestern Investment holds 2,100,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, representing 4.78% and 50% of the total Class A Ordinary Shares and Class B Ordinary Shares respectively, and 49.61% of the total voting rights.

The IPO

On February 20, 2025, the Company completed its initial public offering of 1,600,000 Class A Ordinary Shares at a price of $5.00 per share. The total gross proceeds received from the initial public offering was US$8 million.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risks Relating to our Business Operations and Industry

We, through our Operating Subsidiaries, have a relatively short operating history compared to some of our established competitors and face significant risks relying on third-party suppliers and distributors and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

We, through our Operating Subsidiaries, have a relatively short operating history compared to some of our established competitors. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

●	build a well-recognized and respected brand;

●	establish and expand our client base;

●	maintain and enhance our relationships with our business partners;

●	attract, retain, and motivate talented employees;

●	anticipate and adapt to changing market conditions and a competitive landscape;

●	manage our future growth;

●	ensure that the performance of our products and services meets client expectations;

●	maintain or improve our operational efficiency;

●	navigate a complex and evolving regulatory environment;

●	defend ourselves in any legal or regulatory actions against us;

●	avoid and remedy operating errors as a result of human or system errors;

●	identify and address conflicts of interest; and

●	identify and appropriately manage our related party transactions.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

At the beginning stage of our business operations, our management team was able to secure prepaid funds from customers for our IVD products. Subsequently, the team utilized the prepaid funds from such customers to engage third-party laboratories to research and develop IVD products and third-party manufacturers to produce the IVD products. The IVD assays we develop utilize established and widely used IVD technology platforms and their scientific principles, which makes our research and development process rather cost-efficient. The resulting profit from the sale of products allowed us to cover costs to sustain business operations.

In addition, we work with third parties to develop, manufacture, and distribute IVD products and other aspects of our business. If our third-party partners are unable or unwilling to provide the services necessary to support our business, or if our agreement is terminated or we are otherwise unable to maintain these relationships, our business and operations could be adversely affected. Increase in cost of purchase for any products and our suppliers’ cost of raw material, cost of labor and cost of research and development could prevent us from increasing or sustaining our revenues or achieving sustained profitability.

We may maintain a certain level of finished goods inventory to ensure the adequate lead time and immediate delivery when required to meet our customers’ demands and expectations. On one hand, our suppliers are required to maintain an appropriate level of raw materials for the production and supply of our IVD products. On the other hand, we may also be exposed to excess inventory levels that may lead to increases in inventory holding costs, risks of inventory obsolescence, and provisions for write-downs, which will materially and adversely affect our business, financial condition, and the results of operations. To maintain an appropriate inventory level to meet market demand, we will conduct an inventory review and an aging analysis regularly since our IVD reagents are perishable and have a defined shelf-life. However, we cannot guarantee that these measures will always be effective and that we will be able to maintain an appropriate inventory level. Also, termination of our relationship with suppliers or distributors can incur substantial costs, delays, and disruptions to our business in transitioning such services to ourselves or another third-party supplier or distributor.

As our business develops and as we respond to competition, we may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. As a result, initial timetables for introducing and developing new lines of business and products may not be achieved, and price and profitability targets may not prove feasible. Both global and regional external factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or product. For instance, to promote sales in the United States market, some diagnostic instruments and assays may need to be registered with the regulatory authorities for the IVD products, although not a requirement to sell certain IVD products in the United States. Registrations potentially could limit further commercialization of our IVD products and could materially adversely impact our business, financial condition, results of operations, and prospects. The same scenario can also be applied to markets in other countries, where country-specific regulatory authorities require clearance. To mitigate the risks of delays and non-revenue generating periods due to regulatory clearance requirements, we are setting up a lab-developed tests (“LDT”) sales channel in the US for certain ChLIA, FIA, LFIA and molecular diagnostic tests. Additionally, many of our IVD products are CE marked and allow us to generate revenue globally while submitting for additional regulatory clearance for our line of IVD products in regional markets, globally.

Moreover, failure to successfully manage these risks in developing and implementing new lines of business or products could adversely affect our business, operations, and financial condition. Any significant change to our business model that does not achieve expected results could have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Geopolitical risks may adversely impact economic conditions, increase market volatility, cause operational disruption to us and impact our strategic plans, which could have adverse effects on our business and its profitability.

Geopolitical risks may adversely impact our operations. The global healthcare system, particularly in the United States, has historically been slow to change. We cannot assure you that we will succeed in bringing about innovative disruption and emerging a new healthcare paradigm. Many different constituencies make up the global healthcare system, many of whom may have a significant interest in trying to maintain the status quo. We cannot assure you that we will not face resistance from certain participants in the healthcare system as we seek to bring about change. To the extent we encounter such challenges, the market potential for our IVD instruments and tests and future offerings may be more limited than anticipated. Our success and future growth largely depend on our ability to increase awareness of IVD products among consumers, healthcare providers, enterprises, payors, and other stakeholders in the global healthcare system and on the willingness of these stakeholders to utilize the our IVD products, including our current and future instruments and tests. Diagnostic testing in the United States and elsewhere worldwide continues to rely significantly on a centralized clinical testing model. We cannot assure you that we will successfully change historical practices in diagnostic testing or our efforts to bring about connectivity within the healthcare system. Consumers and other stakeholders in the healthcare system may be slow in changing their habits and may be hesitant to use our IVD solution for a variety of reasons, including:

●	lack of experience with our company and products, and concerns about the newness of our technology or that we are relatively new to the diagnostic industry;

●	perceived health, safety, or quality risks associated with the use of a new platform and at the point of care;

●	traditional or existing relationships between and among healthcare stakeholders that administer, process, and sell diagnostic testing;

●	competition and negative selling efforts from competitors, including competing tests and platforms and other providers of healthcare technology platforms and services; and

●	perception regarding the complexity of using our IVD solution.

If we are unsuccessful in bringing about the disruptive change we seek to achieve, our company’s opportunity may be more limited than we currently anticipate. To mitigate such risks, we develop and sell traditional laboratory products that utilize established and widely used IVD technology platforms and their scientific principles to offer self-test retail products, and actively participate in government procurement orders. These avenues represent business opportunities that we can pursue before, during, and after our transformation as industry disruptors.

Our success depends on the success of our IVD product portfolio and attracting and retaining customers and commercializing our IVD products globally, and several other factors, including widespread market adoption of our IVD instruments and tests and our ability to introduce new tests for use with our FIA, ChLIA, Molecular, and LFIA solutions.

Our success depends on the continued commercializing of our IVD products globally and several factors. However, the continued commercial success of our IVD products in the strategically selected markets will depend on many factors, some of which are outside of our control, including the following:

●	our ability to continue our business relationship with our current supplier and seeking other capable suppliers in parallel so we can continue to scale up the production capabilities and timely manufacture our diagnostics products, and assays in sufficient capacity to meet customer requirements and market demand;

●	acceptance by key opinion leaders, healthcare systems and providers, governments and regulatory authorities, enterprise and health plan customers, consumers, and others of the convenience, accuracy, and other benefits our IVD product portfolio offers;

●	the availability, perceived advantages, relative cost, relative convenience, and relative accuracy of our IVD solution compared to products produced by our competitors;

●	the ability of consumers and other customers to pay for or otherwise obtain payment coverage or reimbursement from third-party payors for our diagnostic tests;

●	our ability to obtain requisite future regulatory approval, as well as our ability to obtain and maintain regulatory authorizations, clearances, and approvals in other jurisdictions; and

●	our ability to comply with all regulatory requirements applicable to our IVD products, including applicable marketing, manufacturing, and other regulatory requirements.

If our IVD products do not gain broad market acceptance, it could adversely affect the broader commercial success of our current IVD product line and our future IVD products. In addition, the diagnostic testing market is characterized by rapid technological developments. Our current and future competitors may develop products and services that are more commercially attractive than ours, and they may bring those products and services to market earlier or more effectively than us. If we are unable to compete successfully against current or future competitors, we may be unable to increase market acceptance for and sales of our products. Therefore, if our IVD products are rendered uncompetitive or obsolete, even if they were to gain widespread market acceptance initially, the demand for our IVD products could be greatly reduced and a decrease in demand for any products could prevent us from increasing or sustaining our revenues or achieving sustained profitability.

If we cannot obtain and maintain adequate coverage and reimbursement from third-party payors for our IVD products in the US, the US market opportunity for our tests may be less than expected.

Our US market success depends on government and commercial third-party payors providing coverage and adequate reimbursement for our IVD products. While the reimbursement status for diagnostic tests generally is still evolving, many of our large panel of tests may not be reimbursed by third-party payors. However, we expect that in the future, healthcare providers that purchase our IVD products will look to various third-party payors, such as Medicare, Medicaid, private commercial insurance companies, health maintenance organizations, accountable care organizations(“ACOs”), and other healthcare-related organizations, to cover and pay for our IVD tests. Decisions regarding the extent of coverage and the amount of reimbursement to be provided are made on a payor-by-payor basis. Therefore, sales volumes and prices of our diagnostic test will largely depend on the availability of coverage and reimbursement from such third-party payors. In addition, these third-party payors decide which products will be covered and establish reimbursement levels.

Reimbursement by a third-party payor may depend upon several factors, including the third-party payor’s determination that a clinical laboratory test is safe, effective, and medically necessary, appropriate for the specific patient, cost-effective, supported by peer-reviewed medical journals, included in clinical practice guidelines, and neither cosmetic, experimental, nor investigational. Even if a third-party payor covers a particular test or procedure, the resulting reimbursement payment rates may not be adequate. Coverage criteria and reimbursement rates for diagnostic tests are subject to adjustment by payors, and current reimbursement rates could be reduced or coverage criteria restricted in the future, which could adversely affect the market for our line of diagnostic tests or any diagnostic tests we may receive governmental or other regulatory approval for in the future. Moreover, third-party payors may require additional clinical or other data to cover any of our diagnostic tests or future tests we may develop in certain settings.

We may be unable to timely and accurately respond to changes in the latest market trends for our IVD products due to future development of COVID-19 pandemic.

For the fiscal year ended December 31, 2024, we generated 54% of our revenue from respiratory diseases and COVID-19 related products and 46% of our revenue from non-COVID-19 related products. For the fiscal year ended December 31, 2023, we generated 60% of our revenue from respiratory diseases and COVID-19 related products and we have not yet recognized material revenue from non-COVID-19 related IVD products. For the fiscal year ended December 31, 2022, we generated 99% of our revenue from respiratory diseases and COVID-19 related products and we have not yet recognized material revenue from non-COVID-19 related IVD products. While the world continues to deal with the global pandemic associated with COVID-19 and its variants, we cannot predict the future development of the COVID-19 pandemic. Even with the commercialization of our diagnostic products outside of COVID-19, a potential decline in demand for COVID-19 tests due to the latest market trends may cause our revenue to decline and adversely affect our business, financial condition and results of operations.

We rely upon our ongoing relationships with our suppliers. Failure of our suppliers’ systems or to source our products from suppliers upon which we rely could adversely affect our business operation.

For fiscal year ended December 31, 2024, 2023 and 2022, three, three and two suppliers, respectively, accounted for 100% of our total cost of sales. Any interruption in the suppliers’ services, or deterioration in the suppliers’ performance or quality could adversely affect our business operation if we cannot effectively replace such supplier. We conduct business with suppliers that are under no obligation to supply products to us except as provided for in a particular purchase order. If we are unable to source our products on acceptable terms from our suppliers, our business and operational outcomes could be adversely affected.

In addition, we work with third parties to develop, manufacture, and distribute IVD products and other aspects of our business. If our third-party suppliers are unable or unwilling to provide the services necessary to support our business, or if our agreement is terminated or we are otherwise unable to maintain these relationships, our business and operations could be adversely affected or even interrupted. Increase in cost of purchase for any products and our suppliers’ cost of raw material, cost of labor and cost of research and development could prevent us from increasing or sustaining our revenues or achieving sustained profitability.

A limited number of customers currently represent a substantial portion of our revenue. If we fail to retain these customers, our revenue could decline significantly.

We currently derive a substantial portion of our revenue from sales to certain key customers. For the fiscal year ended December 31, 2024, 2023 and 2022, three, four and four customers accounted for nearly 74%, 83% and 88% of total revenues, respectively.

As a result, our revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of these customers or any other significant future customers. Any of our significant customers may decide to purchase less than they have in the past, may alter their purchasing patterns or procurement policies at any time with limited notice, or may decide not to continue to use our IVD products at all, any of which could cause our revenue to decline and adversely affect our business, financial condition and results of operations.

The loss of any customers or a material decline in their order through us would have an adverse effect on our operating results.

Although our Operating Subsidiaries strive to provide good service and experience to our customers, we cannot guarantee that these customers will continue to order our products in the future. Any decline in our customers’ order volume would lower our revenues, which would adversely affect our profitability.

Our growth requires hiring additional personnel in various areas, including customer service, billing, and general commercial process improvements, and expanding our internal quality assurance program. Among other areas, we believe that customer service could be particularly important to us given that our IVD products have only very recently been introduced to the commercial market and the lack of experience some of our potential customers will have with our products and its benefits.

We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth and business.

A critical component of our future growth is our ability to promote and sustain our brand. Promoting and positioning our brand and platform will depend largely on the success of our marketing efforts, our ability to attract users and clients cost-efficiently, and our ability to consistently provide high-quality services and a superior experience. We have incurred and will continue to incur significant expenses related to advertising and other marketing efforts, which may not be effective and may adversely affect our net margins.

We face additional risks as we offer innovative products and services, transact with a broader array of clients and counterparties and expose ourselves to new geographical markets.

We, through our Operating Subsidiaries, are committed to providing innovative products and services in order to strengthen our market position in the IVD industry and client relationships. We expect to expand our product and service offerings as permitted by relevant regulatory authorities, transact with new clients not in our traditional client base and enter into new markets. For further details, see “Item 4. Information on the Company — B. Business — Our Strategies” on page 25. These activities expose us to new and increasingly challenging risks, including, but not limited to:

●	we may have insufficient experience or expertise in offering innovative products and services and dealing with inexperienced counterparties and clients may harm our reputation;

●	we may be subject to stricter regulatory scrutiny, or increasing tolerance of credit risks, market risks, compliance risks, and operational risks;

●	we may be unable to provide clients with adequate levels of service for our innovative products and services;

●	our innovative products and services may not be accepted by our clients or meet our profitability expectations;

●	our innovative products and services may be quickly copied by our competitors so that its attractiveness to our clients may be diluted; and

●	our suppliers’ innovative product research and development involves a lengthy and complex process, which could prevent us from increasing or sustaining our revenues or achieving sustained profitability. Development efforts may fail for many reasons, including failure of the products to perform as expected at the research or development stage, lack of validation data, failure to demonstrate the clinical utility of the products or pass clinical trials or obtain relevant regulatory approval, authorization, certification or clearance.

If we are unable to achieve the expected results with respect to our offering of innovative products and services, our business, financial condition, and results of operations could be materially and adversely affected.

In addition, engaging in business internationally may expose us to additional risks and uncertainties. As we have limited experience in operating our business, we may be unable to attract a sufficient number of clients, fail to anticipate competitive conditions, or face difficulties in operating effectively in overseas markets including but not limited to delay of payment or longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations. We may also fail to adapt our business models to local markets due to various legal requirements and market conditions. Compliance with applicable foreign laws and regulations, increases the costs and risk exposure of doing business in local and foreign jurisdictions including but not limited to economic sanctions, export and import restrictions, employment laws and tax violation, misunderstanding of regulatory requirements, and revocation of governmental approvals, permits, and licenses. In addition, in some cases, compliance with the laws and regulations of one country could nevertheless cause violation of the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts, and business.

We may face delays or failures during the registration process as we recertify all of our supplied IVD products under the IVDR 2017/746, which could a have an adverse effect on our future growth and business in the EU.

Currently, all of our supplied IVD products are CE marked under the In Vitro Diagnostic Directive (IVDD) 98/79/EC and can be commercialized in the EU. Additionally, we are currently preparing the documentation for the IVDR registration of our IVD products, and we anticipate IVDR approval by the following dates for different device classes:

●	high individual risk and high public health risk products (Class D): 31 December 2027;

●	high individual risk and/or moderate public health risk products (Class C): 31 December 2028;

●	moderate individual risk and/or low public health risk (Class B): 31 December 2029;

●	low individual risk and low public health risk products placed on the market in a sterile condition (Class A sterile): 31 December 2029.

While we do not anticipate any changes to the aforementioned deadlines or any setbacks in obtaining regulatory approvals, we cannot guarantee the success of all our registration efforts. Failure to secure registration for our IVD products in these countries could adversely impact our revenue performance. For the EU, since all of our products are CE marked under IVDD, failure to secure IVDR compliance by the specified deadlines will affect our sales performance in the EU region thereafter.

We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

Our commercial success depends on our ability to develop, market and sell our products without infringing, misappropriating or otherwise violating the intellectual property rights of third parties including but not limited to the confidential information deriving from business relationship. We operate in a crowded technology area in which there are numerous patent applications and in which there has been substantial litigation regarding patent and other intellectual property rights. There are inherent uncertainties in these legal matters, some of which are beyond management’s control, making the ultimate outcomes difficult to predict.

Although we have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Third parties may own copyrights, trademarks, trade secrets, ticker symbols, internet content, and other intellectual properties that are similar to ours in jurisdictions where we currently have no active operations. If third parties, including our competitors, believe that our products or technologies infringe, misappropriate or otherwise violate their intellectual property, such third parties may seek to enforce their intellectual property, including patents, against us by filing an intellectual property-related lawsuit, including a patent infringement lawsuit, against us. There is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. We may also choose to challenge the validity or enforceability of any third-party intellectual property that we believe may have applicability in our field, and any other third-party patent that may be asserted against us. Such challenges may be brought either in court or by requesting that the U.S. Patent and Trademark Office (“USPTO”), or other foreign intellectual property offices’ review the intellectual property claims. However, there can be no assurance that any such challenge will be successful and if not successful, we may be estopped from asserting in a district court any grounds already raised or that could have been raised in certain proceedings, such as inter partes review at the USPTO.

Intellectual property litigation is costly, and even if we prevail, the substantial cost of such litigation could affect our business and financial condition. Intellectual property litigation may also be lengthy and time-consuming and may divert the attention of our management and technical personnel in defending ourselves against any of these claims. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position, reputation and stock price. Furthermore, parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize, and sell products. In the event of a successful claim against us of infringement or misappropriation, we may be required to pay substantial damages (including treble damages and attorneys’ fees if we are found to have willfully infringed a patent) to and obtain one or more licenses from third parties, or we may be prohibited from selling certain products, all of which could have a material adverse impact on our cash position and business and financial condition. Moreover, any licenses that we are compelled to obtain may require substantial payments or cross-licenses. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which could have a material adverse effect on our business and financial condition.

In addition, we may be unable to obtain any required licenses at a reasonable cost, if at all. We could therefore incur substantial costs relating to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. Moreover, we could encounter delays in product introductions while we attempt to develop alternative methods or products. Defense of any lawsuit or failure to obtain any required licenses on favorable terms could prevent us from commercializing products, and the prohibition of sale of any of our products would materially affect our ability to grow and maintain profitability and would have a material adverse impact on our business.

Any failure to obtain our intellectual property could harm our business and competitive position.

We currently have eight registered trademarks and do not own any patents. We may in the future own or acquire new intellectual property such as patents, trademarks, copyrights, domain names, and know-how. As of the date of this annual report, Anbio BVI has three patent applications pending with the U.S. Patent and Trademark Office (USPTO), and one patent application pending with the IP Australia. See “Item 4.D. Property, Plants and Equipment — Intellectual Property” for more information.

Our success depends in large part on our ability to obtain patent and other intellectual property protection in the United States and other countries for our IVD products. We cannot predict whether any particular patent applications we are currently pursuing will be granted as a patent or whether the claims of any particular patents, if obtained, will provide sufficient exclusivity over our competitors. Patent law as applied to inventions in the fields in which we operate is complex and uncertain, so we cannot make any assurances that we will be able to obtain patent or other intellectual property rights, or that the patent and other intellectual property rights we may obtain will be valuable, provide an effective barrier to competitors or otherwise provide competitive advantages. If we are unable to obtain patent or other intellectual property protection with respect to our proprietary products, our business, financial condition and results of operations could be materially harmed.

Our IVD products have been CE Marked but we may not obtain other necessary regulatory approvals, authorizations including country specific registration approvals, certifications or clearances, and we may not be able to successfully commercialize our IVD products in some of our targeted countries in the future.

Our IVD products which are CE Marked, will require additional regulatory approvals, authorizations, certifications or clearances prior to commercialization in professional settings in certain countries outside the European Economic Area (“EEA”). Considering that all of the IVD products are ready for commercialization, and do not require additional development; all clinical and analytical performance and validation studies have been completed and no additional development efforts are ongoing. However, registration of our IVD products may be required in certain jurisdictions. Thus, we may need to seek additional regulatory approvals, authorizations, certifications or clearances for specific or limited use cases based on our commercialization plans. We may need to perform additional clinical testing to obtain additional regulatory approvals, authorizations, certifications or clearances for specific countries to comply with their individual requirements. Sales of our products in the EU are regulated through a process that may require certification by a Notified Body in order to affix a CE Mark. Such processes are uncertain, particularly in light of changes to the regulatory framework. There may be a risk of delay in placing our products on the market and, once on the market, a risk of review and challenges to certain certified statuses.

Our commercially available products were CE Marked in accordance with the Essential Requirements of Directive 98/79/EC on in vitro diagnostic medical devices (the “IVDD”). In accordance with the IVDD conformity assessment procedures, we performed a self-assessment of the conformity of these products with the Essential Requirements of Annex I to the IVDD. Following this self-assessment, we issued a Declaration of Conformity, allowing us to affix the CE Mark to the products.

Products for which we issued a Declaration of Conformity in accordance with the IVDD based on a self-assessment, which will be up-classed under the IVDD and require the involvement of a Notified Body under the In Vitro Diagnostic Regulation (IVDR) for the first time, may rely on the transitional provisions of the IVDR and can continue to be placed on the EEA market until the following deadlines:

●	high individual risk and high public health risk products (Class D): 31 December 2027;

●	high individual risk and/or moderate public health risk products (Class C): 31 December 2028;

●	moderate individual risk and/or low public health risk (Class B): 31 December 2029;

●	low individual risk and low public health risk products placed on the market in a sterile condition (Class A sterile): 31 December 2029.

However, we may only rely on the transitional provisions of the IVDR provided that: (i) the devices continue to comply with applicable requirements imposed by the IVDD; (ii) we respect the IVDR requirements relating to post-market surveillance, market surveillance, vigilance, registration of economic operators and devices from May 26, 2022, in place of the corresponding requirements in the IVDD; and (iii) no significant changes are made in the design and intended purpose of the devices during the transitional period. Besides, if EU regulatory bodies reclassify the product class, some certified products may have to be re-certified to be marketable.

Our CE Marked products which have been placed on the market in accordance with the Essential Requirements of Directive 98/79/EC on in vitro diagnostic medical devices for which we may seek an extension of their intended use. If any significant changes are made to these products, these products could no longer benefit from the transitional provisions above and we may need to CE Mark these products in accordance with the IVDR. CE Marking our products in accordance with the IVDR is likely to require the intervention of a Notified Body to obtain CE Certificates of Conformity. There is a risk of delay in getting these products to market if the Notified Body has capacity constraints and/or if the Notified Body has any issues with our technical documentation. Our ability to continue selling our products may be impacted if we cannot update our products to the new IVDR standards before the end of the transitional periods described above.

It should be appreciated that there is a severe shortage of capacity of Notified Bodies to assess all IVDs that will require Notified Body certification under the IVDR, and that it is widely recognized that applications for assessment by the Notified Bodies may be subject to significant delays. There can be no assurance that our ability to market IVDs in the EEA in the future will not be interrupted and this could, in turn, have a negative impact on our business and operating results.

After the launch of any additional products or certain improvements to existing products, we may be subject to challenges by National Competent Authorities of EU Member States if there are issues that arise that question the safety and performance of these products. Such challenges may arise from a routine audit by a regulatory authority, due to device vigilance reports submitted by us, Field Safety Corrective Actions being initiated by us or the regulatory authority, or complaints made by competitors, whether those complaints are founded or not.

All of our IVD products are registered under the Conformité Européenne In Vitro Diagnostic Directive (CE IVDD) in the EU and can be commercialized in the EU. We also work with local distributors to determine the regulatory obligations and appropriate strategies for market entry. Since 2023, we have commenced sales of our non-COVID products in countries within the European Union (EU), Americas, APAC, and Africa. Since the IVDR provides a transitional provision, the IVDR approval process would not currently impact the sales of our non-COVID products. To ensure compliance with the evolving IVDR requirements set by regulatory authorities, we must stay vigilant to prevent potential issues that could impact our business in EU. As regulatory requirements are subject to change, we are dedicated to proactively monitoring the regulatory environment in these strategically selected EU countries to maintain compliance and facilitate the successful marketing of our products. See “Item 4. Information on the Company — B. Business — Regulation — European Conformity Marking and Certifications” for more information about current state of development and commercialization of our IVD products.

We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters.

Our business could be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, pandemics such as COVID-19, war, riots, terrorist attacks, or other public safety concerns. If we were to experience a natural or man- made disaster, disruption due to political unrest, or disruption involving electronic communications or other services used by us or third parties with which we conduct business, our operations will partially depend on the availability of our people and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing, and other related systems. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our business could also be adversely affected if our employees are affected by pandemics. In addition, our results of operations could be adversely affected to the extent that any pandemic harms the global economy in general. The incidence and severity of disasters or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

Our businesses depend on key management executives and professional staff, and our business may suffer if we are unable to recruit and retain them.

Our businesses depend on the skills, reputation, and professional experience of our key management executives, the network of resources and relationships they generate during the normal course of their activities, and the synergies among the diverse fields of expertise and knowledge held by our senior professionals. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our company, and materially and adversely affect our future prospects.

Moreover, our business operations depend on our professional staff, our most valuable asset. Their skills, reputation, professional experience, and client relationships are critical elements in obtaining and executing client engagements. We devote considerable resources and incentives to recruiting and retaining these personnel. However, the market for quality professional staff is increasingly competitive. We expect to face significant competition in hiring such personnel. Additionally, as we mature, current compensations scheme to attract employees may not be as effective as in the past. If we do not succeed in attracting, hiring and integrating quality professional staff, or retaining and motivating existing personnel, we may be unable to grow effectively.

Potential conflicts of interest may arise between the dual roles of our CEO and he may not act in our best interests.

Mr. Michael Lau, our chief executive officer, currently serves as the vice president of Global Head of GMP Operations for Genscript Biotech Corp. and that he is responsible for management of a business development and sales team in the United States and EU. We cannot assure you that when conflicts of interest arise, the individual will act in the best interests of our company or that any conflict of interest will be resolved in our favor. The diversion of Mr. Lau’s time and attention away from the Company may adversely affect our business operations. See “Item 6. Directors, Senior Management and Employees.”

We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

Although we have not been subject to any lawsuits and arbitration claims in relation to our current business since the commencement in 2021, operating in the IVD industry may subject us to significant risks, including the risk of lawsuits and other legal actions relating to compliance with regulatory requirements. The marketing, sale and use of our products could lead to the filing of product liability claims were someone to allege that our IVD products identified inaccurate or incomplete information or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. Any product liability claims could result in substantial damages and be costly and time-consuming for us to defend. Any product liability brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, cause current customers to terminate existing agreements, or cause potential customers to seek other suppliers, any of which could adversely impact our business, financial condition and results of operations.

From time to time, we may be subject to lawsuits and arbitration claims in the ordinary course of our business brought by external parties or disgruntled current or former employees, inquiries, investigations, and proceedings by regulatory and other governmental agencies. Any such claims brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us that could have material adverse effect on our reputation, business, financial condition, results of operations, and prospects.

Any negative publicity with respect to the Company, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industry in general, may materially and adversely affect our reputation, business, and results of operations.

Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective clients. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities, or negative rumors relating to our business, shareholders, or other beneficial owners, affiliates, directors, officers, or other employees, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by any regulatory or government authorities. Any regulatory inquiries or investigations and lawsuits against us, and perceptions of conflicts of interest, inappropriate business conduct by us or perceived wrongdoing by any key member of our management team, among other things, could substantially damage our reputation regardless of their merits, and cause us to incur significant costs to defend ourselves. As we reinforce our ecosystem and stay close to our clients and other stakeholders, any negative market perception or publicity on our business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the IVD industry in general or product or service quality problems of other firms in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations would be materially and adversely affected.

Our risk management and internal control systems, as well as the risk management tools available to us, may not fully protect us against various risks inherent in our business.

We follow our comprehensive internal risk management framework and procedures to manage our risks, including, but not limited to, reputational, legal, regulatory, compliance, operational, market. However, our risk management policies, procedures, and internal controls may not be adequate or effective in mitigating our risks or protecting us against unidentified or unanticipated risks. In particular, some methods of managing risks are based upon observed historical market behavior and our experience in the IVD industry. These methods may fail to predict future risk exposures, which could be significantly greater than those indicated by our historical measures. Any deficiencies or failures in our risk management and internal control systems and procedures may adversely affect our ability to identify or report our deficiencies or non-compliance. In addition, failure of our employees to effectively enforce such risk management and internal controls procedures, or any of the foregoing risks, may have a material and adverse effect on our business, financial condition and operating results.

Although we currently have not identified any material weakness in our internal control over financial reporting, if we fail to maintain an effective system of internal control to remediate our material weakness over financial reporting if any, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

In the course of auditing our consolidated financial statements as of and for each of the three years ended December 31, 2024, 2023 and 2022, we and our independent registered public accounting firm have not identified certain material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We are a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq Global Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F after we had filed an annual report with SEC for the prior fiscal year. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets relevant requirements differently from us.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, although we currently have not identified any material weakness in our internal control over financial reporting, if we fail to maintain proper and effective of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. As a public company, our company is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. If we violated federal securities laws and other compliance requirements as U.S. public companies, we might be delisted from the stock exchange on which we list, and regulatory investigations, and civil or criminal sanctions. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Our corporate actions will be substantially controlled by our Class B shareholders, CVC Investment and Northwestern Investment, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Class A Ordinary Shares and materially reduce the value of your investment.

CVC Investment and Northwestern Investment, our Class B shareholders, beneficially own 9.56% of our total issued and outstanding Class A Ordinary Shares and 100% of our total issued and outstanding Class B Ordinary Shares, representing 99.22% of the total voting power. Accordingly, CVC Investment and Northwestern Investment will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Class A Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Class A Ordinary Shares in our initial public offering.

Risks Relating to our Class A Ordinary Shares

The dual class structure of our Class A Ordinary Shares and Class B Ordinary Shares has the effect of concentrating voting control.

As of the date of this annual report, the authorized share capital of the Company is US$50,000 divided into 400,000,000 Class A Ordinary Shares of US$0.0001 par value each and 100,000,000 Class B Ordinary Shares of US$0.0001 par value each, of which 43,891,200 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares are outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has fifty (50) votes. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances, and Class B ordinary shares are not convertible into Class A ordinary shares, under any circumstances.

Currently, the outstanding Class B Ordinary Shares are owned by CVC Investment and Northwestern Investment, and collectively represent 99.22% of the aggregate voting power of our currently outstanding Ordinary Shares as of the date hereof. Because of the fifty-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares collectively will continue to control a majority of the combined voting power of our Class A Ordinary Shares and Class B Ordinary Shares and therefore may have the ability to influence matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of certain corporate transactions, such as a merger or share consolidation. The economic interests in the company held by the Class B shareholders and the voting influence that may be exerted by the Class B shareholders may not be aligned and proportional with the interests of the Class A shareholders. The capital structure and/or disparate voting rights may have anti-takeover effects preventing a change in control transaction that Class A shareholders might consider in their best interest. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence certain corporate matters for the foreseeable future.

We may lose our status as a “foreign private issuer” in the United States, which would result in increased costs related to regulatory compliance under United States securities laws.

The Company will cease to qualify as a “foreign private issuer,” as defined in Rule 405 promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Rule 3b-4 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), if, as of the last business day of our second fiscal quarter, more than 50 percent of the outstanding Ordinary Shares are directly or indirectly owned by residents of the United States. If we determine that we fail to qualify as a foreign private issuer, the Company will cease to be eligible to avail itself of the forms and rules designated for foreign private issuers beginning on the first day of the fiscal year following such determination. Among other things, this will result in loss of the exemption from registration under the Exchange Act provided by Rule 12g3-2(b) promulgated thereunder, and, if the Company is required to register the Ordinary Shares under section 12(g) of the Exchange Act, we will have to do so as a domestic Company. Further, any securities that we issue in unregistered or unqualified offerings both within and outside the United States will be “restricted securities” (as defined in Rule 144(a)(3) promulgated under the Securities Act), and will continue to be subject to United States resale restrictions notwithstanding their resale in “offshore transactions” pursuant to Regulation S promulgated under the Securities Act. As a practical matter, this will likely require us to register more offerings of our securities under the Securities Act on either a primary offering or resale basis, even if they take place entirely outside the United States. The resulting legal and administrative costs of complying with the resulting regulatory requirements are anticipated to be substantial, and to subject the Company to additional exposure to liability for which we may not be able to obtain insurance coverage on favorable terms, or at all.

The trading price of our Class A Ordinary Shares may be volatile, including any stock run-ups, which could result in substantial losses to you.

Our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we have relatively small public floats after our initial public offering. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	changes in the economic performance or market valuations of other financial services firms;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholder;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. All dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares. See “Dividend Policy” section on page 59 for more information.

There is uncertainty as to the enforceability in the Cayman Islands of judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdiction.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, or other relevant jurisdictions may render you unable to enforce a judgment against our assets.

Mourant Ozannes (Cayman) LLP, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Mourant Ozannes (Cayman) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; (e) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

There is uncertainty as to the enforceability in the British Virgin Islands of judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Therefore, certain judgments obtained against our Operating Entity may be difficult to enforce in such jurisdiction.

Mourant Ozannes, our counsel as to the laws of the British Virgin Islands, has advised us that the courts of the BVI (where our Operating Entity is located) are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the BVI, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, in so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the BVI of judgments obtained in the United States, the courts of the BVI will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the BVI, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a BVI judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the BVI (awards of punitive or multiple damages may well be held to be contrary to public policy).

A BVI Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the BVI Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the BVI Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the courts’ discretion.

We understand that there is not any BVI Court judgment or statute that conclusively resolves these conflicting approaches and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands (the “Cayman Islands Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal, are of persuasive authority, but are not binding, on a court in the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands laws to inspect corporate records, other than the amended and restated memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow the Cayman Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in what that director considers to be the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Global Market listing standards.

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market listing standards. However, the Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Market listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Global Market listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and the value of the assets held by our strategic investment business, the proceeds from our initial public offering as well as the market price of our Class A Ordinary Shares, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC. For more information see “Item 10.E. — Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” beginning on page 73 of this annual report.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the New York Stock Exchange detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We have not made a decision whether to take advantage of any other exemptions available to emerging growth companies. We do not know if some investors will find our Class A Ordinary Shares less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of our fiscal year containing the fifth anniversary of the date on which our shares become publicly traded in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Our articles of association provide no other right to put any proposals before annual general meetings. As a Cayman Islands exempted company, we are not obligated by law to call annual general meetings. However, our corporate governance guidelines require us to call such meetings every year. Advance notice of at least seven clear days is required for the convening of any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company.

You may be unable to vote for directors if you hold insufficient shares to requisition a general meeting and no general meetings are otherwise convened by the board of directors.

Our directors serve until their successor is duly elected and qualified, or until their earlier death, resignation or removal. Shareholders may remove and appoint directors at any time by ordinary resolution. However, as a Cayman Islands exempted company, we are not required to hold any annual general meetings and, under our articles of association, shareholders are not able to requisition a meeting unless the requisitionists, between them, hold in aggregate not less than 10% of our voting share capital in issue. As a result, shareholders who hold less than 10% of our voting share capital in issue may not have opportunity to vote on directors if no general meetings are convened by the board of directors.

Based on the Economic Substance Legislation of the Cayman Islands, it is anticipated that the Company will be subject to limited substance requirements applicable to a holding company.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (as amended) (the “Economic Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,”. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any “relevant activities” and if so, whether we have satisfied economic substance tests to the extent required under the Economic Substance Act. As it is a relatively new regime, it is anticipated that the Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Economic Substance Act.

Item 4. Information on the Company

4.A. History and Development of the Company

Our Corporate History and Structure

The following diagram illustrates the corporate structure of Anbio Biotechnology and its subsidiaries as of the date of this annual report.

On July 27, 2021, Anbio Biotechnology was incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Upon incorporation, the Company issued 100 ordinary shares in total to founding shareholders at par value per ordinary share.

On November 30, 2021, Anbio BVI was incorporated under the laws of the British Virgin Islands as a wholly owned subsidiary of Anbio to design and sell IVD products.

On August 6, 2021, Anbio HK was incorporated under the laws of Hong Kong as a wholly owned subsidiary of Anbio. Anbio HK has minimum operation in fiscal year ended December 31, 2021 but has no operation since then and as of the date of this annual report.

On September 10, 2021, Beijing AnBiAo was incorporated under the laws of PRC as a wholly owned subsidiary of Anbio HK. Beijing AnBiAo has no operation as of the date of this annual report.

On October 6, 2021, Anbio Australia was incorporated under the laws of Australia, which became a wholly owned subsidiary of Anbio on February 21, 2022. Anbio Australia has no operation as of the date of this annual report.

On October 22, 2021, AnBiAo Xiamen was incorporated under the laws of PRC, which is wholly owned by Beijing AnBiAo. AnBiAo Xiamen has no operation as of the date of this annual report.

On April 13, 2022, PharVac BVI was incorporated under the laws of the British Virgin Islands as a wholly owned subsidiary of Anbio. PharVac BVI is an investment holding company and has business no operation as of the date of this annual report.

On January 18, 2023, PharVac USA was incorporated under the law of Delaware as a wholly owned subsidiary of PharVac BVI. PharVac USA has no operation as of the date of this annual report.

On May 26, 2021, AnBai was incorporated under the laws of PRC, which became a wholly owned subsidiary of Beijing AnBiAo on February 7, 2023. AnBai has no operation as of the date of this annual report.

On February 22, 2023, LoviWell BVI was incorporated under the law of the British Virgin Islands as a wholly owned subsidiary of Anbio. LoviWell BVI has no operation as of the date of this annual report.

On March 28, 2023, LoviWell USA was incorporated under the law of Delaware as a wholly owned subsidiary of LoviWell BVI. LoviWell has no operation as of the date of this annual report.

On February 25, 2025, Anbio Samoa was incorporated under the laws of the Independent State of Samoa as a wholly owned subsidiary of PharVac BVI to design and sell IVD products.

On June 30, 2023, the Company adopted its amended and restated memorandum and articles of association. Simultaneous with the adoption of the amended and restated memorandum and articles of association, the Company’s shareholders resolved to alter the Company’s authorized share capital to consist of 500,000,000 shares, par value US$0.0001 per share, divided into (i) 400,000,000 Class A Ordinary Shares with a par value of US$0.0001 each, and (ii) 100,000,000 Class B Ordinary Shares with a par value of US$0.0001 each (the “Share Restructuring”).

Pursuant to the Share Restructuring, 49 out of the 50 Class B Ordinary Shares held by Growth Inc were surrendered without consideration and 1 Class B Ordinary Share was transferred to CVC Investment; and 49 out of 50 Class B Ordinary Shares held by Successful Inc were surrendered without consideration and 1 Class B Ordinary Share was transferred to Northwestern Investment, in each case with economic effect as of June 30, 2023.

Concurrently therewith, the Company issued an aggregate of 42,291,200 Class A Ordinary Shares, to various subscribers, including 2,100,000 Class A Ordinary Shares to CVC Investment and 2,100,000 Class A Ordinary Shares to Northwestern Investment.

In additional to the Class A Ordinary Shares, the Company issued an aggregate of 99,999,998 Class B Ordinary Shares, consisting of 49,999,999 Class B Ordinary Shares to CVC Investment and 49,999,999 Class B Ordinary Shares to Northwestern Investment, in each case with economic effect as of June 30, 2023.

As of the date of this annual report, CVC Investment holds 2,100,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, representing 4.78% and 50% of the total Class A Ordinary Shares and Class B Ordinary Shares respectively, and 49.61% of the total voting rights; and Northwestern Investment holds 2,100,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, representing 4.78% and 50% of the total Class A Ordinary Shares and Class B Ordinary Shares respectively and 49.61% of the total voting rights.

The IPO

On February 20, 2025, the Company completed its initial public offering of 1,600,000 Class A Ordinary Shares at a price of $5.00 per share. The total gross proceeds received from the initial public offering was US$8 million.

Corporate Information

Our principal executive offices are located at Wilhelm Gutbrod Str 21B, 60437, Frankfurt am Main, Germany. Our telephone number is +49-16-0962-47281. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 — 1205 Cayman Islands. Our agent for service of process in the United States is C T Corporation System, 128 Liberty Street, New York, NY 10005, +1-212-894-8940.

B. Business Overview

Overview

Anbio Biotechnology is dedicated to the advancement of medical technology and the provision of in vitro diagnostics (IVD) products. Our unwavering commitment lies in transforming the diagnostics landscape on a global scale, fostering a paradigm shift towards personalized and decentralized diagnostic solutions. By doing so, we aim to significantly enhance patient prognosis and contribute to the betterment of healthcare worldwide. At Anbio Biotechnology, our extensive portfolio comprises an array of IVD products designed to cater to diverse diagnostic needs. Our comprehensive range of products encompasses solutions for various applications, including over-the-counter (OTC) utilization, point-of-care (POCT) settings, and laboratory applications. By offering such a versatile range of products, we ensure that healthcare providers and patients alike can access reliable and efficient diagnostic tools regardless of the healthcare setting. For more information about our IVD products, see “— Our product — Anbio’s IVD Solutions” below.

Our IVD products are designed to detect a wide range of biomarkers associated with critical medical domains. These domains encompass infectious diseases, cancer, cardiovascular diseases, inflammation, drug abuse, endocrine disorders, renal disease, pharmacogenomics, and diabetes. By providing advanced diagnostic capabilities in these areas, we empower healthcare professionals to identify and monitor various conditions, facilitating timely intervention and patient care. Moreover, our IVD products are compatible with multiple sample collection matrices, including serum, plasma, whole blood, feces, urine, and saliva, for both healthcare providers and patients. This flexibility allows for efficient and reliable diagnostic testing across diverse patient populations and healthcare settings.

Anbio collaborates with third-party laboratories to develop in vitro diagnostic (IVD) products tailored for laboratory, point-of-care testing (POCT), and over-the-counter (OTC) markets. The IVD assays we develop utilize established and widely used IVD technology platforms and their scientific principles Anbio contributes experimental designs, result interpretations, and scientific expertise to guide third-party laboratories in the laboratory work involved in the assay development process. All intellectual property arising from these collaborations will be owned by Anbio. We develop our IVD products with third-party laboratories, and sell these IVD products. Below are the primary research and development activities for all our IVD products:

●	Biomarker Discovery and Validation

●	Assay Development

●	Validation — Clinical and Analytical

●	Platform Transfer

We outsource our research and development to third-party laboratories. We have entered into service agreements with certain third party. Such agreements typically have services scope, compensation, confidentiality, ownership of intellectual property, and may be terminated by either party with advance notice. We are selective in choosing third-party companies, assessing their qualifications using various criteria, including but not limited to, research and development capabilities, pricing, and quality of products. Our dedicated personnel regularly inspect our third party’s research and development practices and progress. To assist with the research and development process, we provide some of our proprietary know-how to certain third party. To protect our proprietary know-how and intellectual property rights and potential inventions developments, our service agreements will also include confidentiality clause and ownership of intellectual property clause with the third party on the technologies developed by them through collaborating with us. We will own all intellectual property developed or produced under the service agreements. We compensate such third party at a specific rate based on the project and expenses incurred during the services will not be reimbursed by us. Once our IVD products are optimized, we engage third-party suppliers to manufacture IVD products and retain all revenue and profits from the sales of our IVD products.

Currently, all of our IVD products are ready for commercialization and do not require additional development. Prior to the sale of our IVD products in the European Union, we must register with the relevant authority for the regulatory approvals in the European Union. We also work with local distributors to determine the regulatory obligations and appropriate strategies for market entry. Currently, our local distribution partners in strategically selected countries cover the primary countries in the EU, APAC, Americas, and Africa listed below:

European Union (EU): Germany, France, Italy, Austria, Portugal, Netherlands, Poland, Slovakia, Czech Republic, Croatia, Belgium, Romania, Bulgaria, Greece, Lithuania, and Cyprus.

Asia Pacific (APAC): Indonesia, India, Philippines, Malaysia, Thailand, Bangladesh, Pakistan, Hong Kong SAR, United Arab Emirates, and Vietnam

Americas: Brazil, Chile, Peru, Bolivia, Guatemala, Colombia, Costa Rica, Paraguay, and Dominican Republic

Africa: Nigeria, Ethiopia, Kenya, Uganda, Tanzania, Ghana, Burkina Faso, Cameroon, and Egypt

Currently, all of the IVD products are CE marked under the In Vitro Diagnostic Directive (IVDD) 98/79/EC and can be commercialized in the EU. Additionally, we are currently preparing the documentation for the IVDR registration of our IVD products, and we anticipate IVDR approval by the following dates for different device classes:

●	high individual risk and high public health risk products (Class D): 31 December 2027;

●	high individual risk and/or moderate public health risk products (Class C): 31 December 2028;

●	moderate individual risk and/or low public health risk (Class B): 31 December 2029;

●	low individual risk and low public health risk products placed on the market in a sterile condition (Class A sterile): 31 December 2029.

While we do not anticipate any changes to the aforementioned deadlines or any setbacks in obtaining regulatory approvals, we cannot guarantee the success of all our registration efforts. Failure to secure registration for our IVD products in these countries could adversely impact our revenue performance. For the EU, since all of our products are CE marked under IVDD, failure to secure IVDR compliance by the specified deadlines will affect our sales performance in the EU region thereafter.

For the fiscal years ended December 31, 2024, 2023 and 2022, we generated revenue of $8.19 million, $6.71million and $23.54 million, of which 54%, 60% and 99% was from respiratory diseases and COVID-19 related products, respectively.

Since 2023, we have commenced sales of our non-COVID products in countries within the European Union (EU), Americas, APAC, and Africa. Since the IVDR provides a transitional provision, the IVDR approval process would not currently impact the sales of our non-COVID products. To ensure compliance with the evolving IVDR requirements set by regulatory authorities, we must stay vigilant to prevent potential issues that could impact our business in EU. See “Item 4. Information on the Company — B. Business — Regulation — European Conformity Marking and Certifications” for more information about current state of development and commercialization of our IVD products. For the fiscal years ended December 31, 2024, 2023 and 2022, 69%, 69% and 86% of our revenue was generated in the European Union and we have significant customer concentration, respectively.

Our Competitive Strengths

We believe the following attributes differentiate us from other diagnostic solution and digital health companies:

Diagnostic Solution Provider that is Focused on Speed, Innovation and Low-Cost

Our experts collaborate with third-party partners to develop IVD products and establish commercial manufacturing for distribution. The IVD assays we develop utilize established and widely used IVD technology platforms and their scientific principles. To protect our proprietary know-how, intellectual property rights, and potential invention developments, our service agreements will also include a confidentiality clause and ownership of intellectual property clause with the third party on the technologies developed by them through collaborating with us.

Given that global healthcare emphasis is shifting toward precision medicine, population health, and chronic disease management, we develop and sell solutions to laboratory diagnostics and point-of-care technology in strategically selected markets. With a focus on low-cost, accessible IVD solutions, we offer a variety of mobile diagnostic instruments to detect diseases in patients who need treatment.

Large Scale Manufacturing and Supply Capability

We utilize suppliers for manufacturing our products. Their manufacturing scale may require a large amount of raw material consumption, allowing them to obtain favorable financing terms from suppliers, driving down the cost of goods, and exhibiting economies of scale. These factors have allowed our partners to maintain lean manufacturing processes, lowering the transfer price to us and maximizing our gross profit margin. We have a diverse portfolio of IVD instruments and reagents to detect various diseases and abnormalities. With IVD products marketed throughout the European Union (“EU”) under CE Mark authority, we have a diverse product portfolio that can interest healthcare, diagnostic, biotechnology, and academic channels for sustainable and steady revenue generation. For more information about our IVD products portfolio, see “— Our Products.”

Our Suppliers’ Top-tier Quality Management System and Quality Control

We choose our suppliers with experienced quality assurance specialists who ensure our customers globally receive products of the highest quality and reliability.

Experienced and Proven Management Team

Our management team has significant leadership experience in the diagnostic space for developing and commercializing IVD instruments and consumables globally. For instance, our Chief Executive Officer Michael Lau has more than 10 years of experience in life sciences, therapeutics and molecular diagnostic industries. Not only he has been as an executive for business development and management of manufacturing process for biologics production but also as a scientist for examination the effects of cell culture medium modifications on antibody production using a mock perfusion model.

Our Strategies

Our IVD products create value and competitive advantage through innovation, speed to result, and low cost, enabling sustained growth and cash flows in the global diagnostic and biotechnology sectors. Hence, to achieve our goals, we strive to develop and sell high-quality, easy to use diagnostic products based on established and widely used IVD technology platforms and their scientific principles with competitive prices to increase our overall share in the diagnostic market.

Expand Market Share in the Diagnostic and Biotechnology Sectors

We develop and sell diagnostic solutions to the global diagnostic sector, especially with our POCT pipeline. Our non-COVID-19 related IVD products, including most of our LFIA, FIA, Loop-Mediated Isothermal Amplification (LAMP), ChLIA, and RT-PCR products, are registered for commercialization in the EU under CE Mark authority. Our suppliers’ manufacturing platform and large production capacity will allow us to optimize variable costs and transfer prices to our customers.

We plan to utilize providers of logistics service to transport products globally, allowing for penetration to markets where we currently do not have a presence. In the long run, partnering with competitive suppliers allows us to develop and sell innovative technology based on established and widely used IVD technology platforms and their scientific principles at optimal prices to capture additional market share in the diagnostic market while maintaining profitability for the sustainability of growth and cash flow.

Market Expansion and Regulatory Approval

We focus on expanding our global IVD market share by maturing and expanding our sales team, marketing team, and distribution partners. Prior to the sale of our IVD products in the European Union, we must register with the relevant authority for the regulatory approvals in the European Union. We also work with local distributors to determine the regulatory obligations and appropriate strategies for market entry. Currently, all of the IVD products are CE marked under the In Vitro Diagnostic Directive (IVDD) 98/79/EC and can be commercialized in the EU. Additionally, we are currently preparing the documentation for the IVDR registration of our IVD products, and we anticipate IVDR approval by the following dates for different device classes:

●	high individual risk and high public health risk products (Class D): 31 December 2027;

●	high individual risk and/or moderate public health risk products (Class C): 31 December 2028;

●	moderate individual risk and/or low public health risk (Class B): 31 December 2029;

●	low individual risk and low public health risk products placed on the market in a sterile condition (Class A sterile): 31 December 2029.

We are targeting key regions, including the EU, APAC, North America and South America, and Africa, with a particular emphasis on countries offering the highest potential for success. We aim to navigate the complex regulatory landscape by direct sales and marketing, partnering with local distributors, and registering products with local authorities to ensure compliance. For the EU, our focus will be: Germany, France, Italy, Austria, Portugal, Netherlands, Poland, Slovakia, Czech Republic, Croatia, Belgium, Romania, Bulgaria, Greece, Lithuania, and Cyprus. For APAC, our focus will be India, Malaysia, Indonesia, Philippines, Thailand, Vietnam, Pakistan, and Bangladesh. For the North and South American regions, we will focus on the United States, Canada, Brazil, Mexico, Peru, Chile, Bolivia, Guatemala, Colombia, and the Dominican Republic. For Africa, we will first focus on some countries that do not need regulatory approval to commercialize our IVD products. For the United States, our business model will slightly different. We plan to have two revenue-generating channels in the United States: (1) an authorized regulatory diagnostics channel and (2) a lab-developed tests (LDT) channel. We also plan to establish an authorized regulatory line of products in North America requires regulatory submissions and approvals from the FDA. Currently, our IVD products are not 510(K) approved by the U.S. FDA. The registration process can be expensive and time-consuming. However, in the US, short-term revenue can be generated for our IVD products in the Lab-Developed Tests (LDT) route by selling our laboratory instruments and reagents to CLIA-accredited complex laboratories. These laboratories can validate assays and use them as diagnostic tests.

We develop and sell IVD products that utilize established and widely used IVD technology platforms and their scientific principles to detect infections, diseases, and other biological correlates of human health. Most countries require regulatory registration before commercializing IVD products to ensure adherence to established regulations. The regulatory registration, for example, FDA 510K and CE IVDR processes, and others, for IVD products can be complex and stringent, as these products directly impact patient care and safety. The process typically involves multiple steps, ensuring that the IVD products are safe, effective, and meet the regulatory requirements of the region or country where they will be marketed.

Establish a Diversified Global Customer Portfolio

We seek to expand our customer portfolio expands across the Asia Pacific (“APAC”), EU, Africa, and the North and South American markets. We operate under our British Virgin Islands (“BVI”) company and Samoa company and have established subsidiaries in the United States (“US”), Australia, Hong Kong SAR, and Mainland China to expand markets around the globe in the future. Thus, by establishing our diversified customer portfolio helps mitigate the negative impact caused by one specific country’s economic cycling.

Continue to Promote Our Line of Diagnostic Products with Global and Regional Market Conditions in Mind

To sustain continued business growth and cash flow, we seek to heavily promote our current line of IVD products globally. We have a diverse portfolio of IVD products to detect various diseases and abnormalities. With FIA, LFIA, PCR, LAMP and ChLIA, we have a comprehensive product portfolio that have potentials uses in the healthcare, diagnostic, biotechnology, and academic channels for future revenue generation. To mitigate against regional market recessions beyond our control, we have expanded our customer portfolio across the EU, APAC, African and American regions.

Diversify Portfolio of IVD Products via Sales and Marketing

We adopt a concentric diversification approach, expanding its product offerings within the IVD sector through thorough market research, product development, and cross-selling to existing clients. The IVD assays we develop utilize established and widely used IVD technology platforms and their scientific principles. Our experienced marketing team utilizes the concentric diversification business approach to expand our global sales. We always seek to expand our product offerings within related markets globally by offering novel immunoassays and molecular assays for our existing line of IVD instruments. This allows us to increase our customer base and market share in the IVD sector by enhancing our IVD product offerings. To implement this strategy, we conduct thorough market research to identify diversification opportunities, such as unmet needs, emerging trends, and complementary IVD products. We then initiate our product development, creating IVD offerings related to our existing product line, targeting niches within the IVD field. We then inform our sales and distribution groups to use the established customer base and engage in cross-selling, promoting the new offerings to our existing clients. For example, we are developing an assay in our current FIA platform to identify the brain-derived neurotrophic factor (BDNF) for the clinical diagnosis of depression. For more information about BDNF, see “— Research and Development.”

Provide Superior Quality Products and Customer Service

Our products provide valuable information to medical professionals to treat diseases. Anbio collaborates with third-party laboratories to develop in vitro diagnostic (IVD) products based on established and widely used IVD technology platforms and their scientific principles tailored for laboratory, point-of-care testing (POCT), and over-the-counter (OTC) markets. Anbio contributes experimental designs, result interpretations, and essential scientific expertise to guide our partners in the laboratory work involved in the assay development process. Hence, we strive to develop and provide our customers with high-quality products. Our suppliers ensure that all products undergo rigorous quality control testing for batch-to-batch consistency to provide quality IVD products. For more information, see “Our Suppliers.” In addition, our experienced sales team is dedicated to providing superior customer service. We also seek to deliver our products quickly to our customers with continued inventory optimizations. Thus, we believe that our technology, our suppliers’ optimized logistics, and our speed of delivery represent a key area of commercial differentiation relative to our competitors.

Focus on Efficient Manufacturing and Cost Management

We strive for continued operational excellence to develop and sell high-quality products at competitive prices. Our suppliers’ operating personnel continually examine costs and profitability by product, plant, and region. In addition, our suppliers work closely with us to maximize operational benchmarks by leveraging skilled manufacturing and supply chain management processes.

Our Products

Overview

As of the date of this annual report, we have completed performance testing of our IVD products and plan to prepare the technical documentation to comply with the registration requirements of the regulatory authorities in the jurisdictions in which we intend to sell our IVD products, including but not limited to the European Union, India, Thailand, Indonesia, Philippines, Malaysia, Ethiopia, Nigeria, Kenya, South Africa, Egypt, UAE, Brazil, Bolivia, Guatemala, Uruguay, and Paraguay. For more information about clinical trials of the main products we sold, please see “ — Clinical Results.” Prior to the sale of our IVD products globally, we may have to apply individually to each country or region for regulatory approvals. For more details, see “Regulation — European Conformity Marking and Certifications.”

Key Products

Anbio develops IVD assays that utilizes established and widely used IVD technology platforms and their scientific principles. Our product lineup primarily features rapid antigen tests for COVID-19. We use third-party suppliers to manufacture our assays. Most of our revenue in 2024, 2023 and 2022 was generated from sales of respiratory diseases and COVID-19 related products, where our rapid antigen tests generated more than 54%, 60% and 99% of our total revenues, respectively.

We specialize in distributing two types of rapid antigen tests manufactured by third-party suppliers, SARS-CoV-2 Antigen Rapid Test and SARS-CoV-2/Influenza A/B Antigen Rapid Test.

Our SARS-CoV-2 Antigen Rapid Test is a colloidal gold immunochromatography test for qualitatively detecting nucleocapsid antigens from SARS-CoV-2 in humans. It can be used by people who are suspected of having COVID-19 disease-symptomatic individuals and asymptomatic individuals who have been in contact with infected people. COVID-19, caused by SARS-CoV-2, is an acute respiratory infectious disease with a wide range of susceptibility among individuals. The primary source of infection is currently individuals infected with the novel coronavirus, with asymptomatic carriers also capable of transmitting the virus. The incubation period typically ranges from 1 to 14 days, with common symptoms including fever, fatigue, dry cough, and in some cases, nasal congestion, runny nose, sore throat, myalgia, and diarrhea. The results are for the identification of the 2019-nCoV nucleocapsid protein antigen. The SARS-CoV-2 antigen is generally detectable in anterior nares specimens during the acute phase of infection. Positive results indicate the presence of viral antigens, and negative results indicate the absence of viral antigens.

Our SARS-CoV-2/Influenza A/B Antigen Rapid Test is designed as a colloidal gold immunochromatography test for the qualitative detection of SARS-CoV-2 antigen, as well as Influenza A and Influenza B viral antigens in humans. Influenza infection is a viral illness marked by acute fever and primarily affects the respiratory tract, often taking the form of epidemics or pandemics. This infectious disease is mainly transmitted via droplets, with the virus initially infecting the upper respiratory mucous membrane and then spreading throughout the bronchial tract. Influenza A is known for its severe clinical manifestations and epidemic potential. At the same time, Influenza B tends to cause chills, fever, and slower mutation rates, preventing it from causing widespread epidemics. The test itself operates on a double antibody sandwich immunoassay principle, using colloidal gold-labeled monoclonal antibodies to detect the presence of SARS-CoV-2, Influenza A, and Influenza B antigens in the sample, providing rapid and reliable results. Positive results indicate the presence of viral antigens, and negative results indicate the absence of viral antigens.

The global COVID-19 pandemic has transitioned to a worldwide endemic state, so the demand for COVID-19 tests has drastically declined since December 2022 and is expected to continue falling. Hence, to continue our growth in the competitive diagnostic market, in addition to our existing innovative products, we will work closely with our third-party suppliers to make IVD products and technologies to fulfill the evolving needs of the domestic and international diagnostic market. However, we will continue to utilize established and widely used IVD technology platforms and their scientific principles as the basis of our new IVD products. Research and development efforts are essential for competing with other diagnostic, biotechnology, and medical device companies.

Anbio’s IVD Solutions

Point of Care Solutions	Description of Solution
Lateral Flow Immunoassay (Colloidal Gold) Solution	Our LFIA (Colloidal Gold) employs the immunochromatography principle, providing a solution for visually detecting specific biomarker(s) in samples. With a wide array of assays available, our LFIA (Colloidal Gold) facilitates the visual detection of analytes associated with various abnormalities, such as cardiovascular conditions, cancer, infectious diseases, drug abuse, and hormonal imbalances. Notably, our LFIA (Colloidal Gold) is capable of delivering precise test results within 15 – 20 minutes, all without requiring expensive instrumentation.

Point of Care Solutions	Description of Solution
AF-100S Fluorescence Immunoassay (FIA) Solution	Our AF-100S FIA solution has a handheld point-of-care FIA analyzer that utilizes an LED light source from the reader for excitation of fluorescent microsphere which labelled with specific antibodies or antigens for immunochromatographic qualitative or quantitative testing of analytes in whole blood and urine samples, including hormones detection, myocardial disease detection, infectious disease detection, and tumor-related antigens detection.

Loop-Mediated Isothermal Amplification (LAMP) Solution	Our LAMP solution, or Loop-Mediated Isothermal Amplification, is a molecular diagnostic technique used to amplify and detect specific DNA or RNA sequences. The LAMP assay is used for various applications, including the detection of infectious diseases, genetic disorders, and foodborne pathogens. Our LAMP solution can generate test results within 20 minutes.

Laboratory Solutions	Description of Solution
ADL-i1910 Chemiluminescence Immunoassay (ChLIA) Solution	Our ADL i1910 is a fully Automated and compact ChLIA analyzer that adopts direct Chemiluminescence method based on acridinium ester and works clinically with supporting reagents for qualitative or quantitative testing of analytes in human serum, plasma, whole blood and urine samples, including hormones detection, myocardial disease detection, infectious disease detection, and tumor-related antigens detection. Our ADL i1910 can generate test results of different testing items within 5 – 30 minutes.

Real-Time Polymerase Chain Reaction (RT-PCR) Solution	We simplify the challenges faced in pharmacogenomics with our real-time PCR (RT-PCR) solutions approach that caters to the needs of both new and experienced users in quantitative reverse transcriptase PCR (qRT-PCR) and pharmacogenomics. Our portfolio of pharmacogenomics assays supports HCP’s analysis of genetic variations that affect drug metabolism, efficacy, and toxicity to determine personalized treatment options. Our reagent kits are compatible with most RT-PCR readers and can support user customization and optimization for even the most demanding assays. RT-PCR can generate test results the same day.

As of the date of this annual report, we believe all of Anbio’s in vitro diagnostic (IVD) solutions are suitable for commercialization and have been CE marked under the In Vitro Diagnostic Directive (IVDD) 98/79/EC. Consequently, there are no further development endeavors required for the solutions outlined in the aforementioned table.

All of the IVD products are CE marked under the In Vitro Diagnostic Directive (IVDD) 98/79/EC and can be commercialized in the EU. Additionally, we are currently preparing the documentation for the IVDR registration of our IVD products, and we anticipate IVDR approval by the following dates for different device classes:

●	high individual risk and high public health risk products (Class D): 31 December 2027;

●	high individual risk and/or moderate public health risk products (Class C): 31 December 2028;

●	moderate individual risk and/or low public health risk (Class B): 31 December 2029;

●	low individual risk and low public health risk products placed on the market in a sterile condition (Class A sterile): 31 December 2029.

All of our IVD products are registered under the Conformité Européenne In Vitro Diagnostic Directive (CE IVDD) in the EU and can be commercialized in the EU. We also work with local distributors to determine the regulatory obligations and appropriate strategies for market entry. Since 2023, we have commenced sales of our non-COVID products in countries within the European Union (EU), Americas, APAC, and Africa.

While we do not anticipate any changes to the aforementioned deadlines or any setbacks in obtaining regulatory approvals, we cannot guarantee the success of all our registration efforts. Failure to secure registration for our IVD products in these countries could adversely impact our revenue performance. For the EU, since all of our products are CE marked under IVDD, failure to secure IVDR compliance by the specified deadlines will affect our sales performance in the EU region thereafter.

POCT types of solutions

LFIA

Our Lateral flow immunoassay (LFIA) is a membrane-based technique for detecting analytes in complex samples. Additionally, because LFIA does not require refrigerated storage, it is well-suited to use in developing countries, remote geographies, and settings with limited facilities. For these reasons, LFIA is seeing an increased uptake for a broad range of applications. A typical LFIA comprises several core components, all of which are mounted on an inert backing material and housed in a plastic case (either a cassette or a dipstick format) for easier handling. The first of these is a sample pad, an adsorbent pad permeated with salts and surfactants to promote analyte detection, which is where the sample is applied. This is followed by a conjugate release pad containing analyte antibodies that are labeled with detection moieties such as colloidal gold or colored latex beads. After the conjugate release pad comes a porous membrane (usually nitrocellulose) where further antibodies are immobilized in one or more lines. Commonly, both a test line and a control line are included on the membrane, which respectively function to capture the analyte and ensure the LFIA is performing correctly. The final component of the LFIA is an absorbent pad, which serves to keep the sample moving (via capillary action) and prevent backflow. As the sample migrates through the LFIA, target accumulation gives rise to a signal that can normally be seen with the naked eye.

The majority of our portfolio of LFIA tests are our SARS-CoV-2 and SARS-CoV-2/Flu A/Flu B Antigen Rapid Test Kit, registered and commercialized in the EU under EU medical regulatory regulations. Other LFIA tests are registered for commercialization in the EU under EU medical regulatory regulations, encompassing infectious diseases, drug of abuse, cancers, cardiac disorders, and hormonal disorders. Our broad range of infectious disease tests can be a valuable revenue source, particularly in less developed countries where rapid tests can be easily administered without the need for expensive and complex laboratories. This accessibility enables rapid diagnosis, timely treatment, and effective containment of infectious diseases.

Our LFIA technology is a diagnostic test that uses gold nanoparticles conjugated to antibodies or antigens to detect the presence of target biomolecule(s) in a patient’s sample. If the target biomolecule(s) is present in the sample, it will bind to the conjugated gold particles, forming a visible colored line in the detection zone. Our LFIA (Colloidal Gold) utilizes the immunochromatography principle for an extremely versatile and fast method for visual detection of specific biomarker(s) in a sample. With a diverse portfolio of different high-quality assays to visually detect analytes for various abnormalities including cardiovascular, cancer, infectious diseases and drug of abuse, our LFIA (Colloidal Gold) can generate test results quickly without the need of expensive instrumentation.

The SARS-CoV-2 pandemic has propelled the adoption of LFIA due to a sharp rise in the demand for rapid, point-of-care testing of the deadly disease. As LFIA represents a cost-effective, easy-to-use testing solution for mitigating the SARS-CoV-2 outbreak, these assays are in significant demand for disease surveillance during the pandemic and endemic. As a result, applications of LFIA are significantly increasing globally. Public awareness campaigns aimed at identifying the symptoms of infectious diseases and ways to prevent them play an important role in controlling disease epidemics. Thus, increased patient awareness has led to high demand for our SARS-CoV-2 and SARS-CoV-2/Flu A/Flu B Antigen Rapid Test Kit.

In addition to SARS-CoV-2, we have many different LFIA tests marketed throughout EU under CE Mark authority that detect infectious diseases, drug of abuse, cancers, cardiac disorder, and hormonal disorders. We are confident of generating significant revenue in the LFIA market. The global LFIA market is expected to grow to $16.1 billion in 2032 with a CAGR of 6.9%. The main growth driver for the LFIA market is the rising prevalence of infectious diseases, including malaria, tuberculosis, HIV/AIDS, hepatitis, and influenza, which are all in our portfolio of LFIAs, positioning us well to capture a significant market share in the LFIA market. Hence, we believe our large portfolio of infectious disease test distribution can be a significant source of revenue generation in less developed countries, where rapid tests are easy to administer without the need for expensive, complex laboratories. This allows for rapid diagnosis, timely treatment, and mitigation of the spread of infectious diseases.

Since Severe Acute respiratory syndrome coronavirus 2 (SARS-CoV-2) was declared a public health emergency of international concern in late January 2020, medical professionals and researchers have pressed for comprehensive and rapid testing of citizens to plan measures that can contain the spread of the virus. Real-time Polymerase Chain Reaction (“PCR”) tests have been recognized as the gold standard for diagnosing diseases.

FIA

Our FIA technology uses fluorescent markers to detect the presence of target biomolecule(s) in a patient’s sample. The sample is mixed with fluorescently-labeled antibodies or antigens. If the biomolecule(s) is present in the sample, it will bind to the labeled antibodies or antigens, forming a complex, if it is a sandwich method testing, the complex moves along the nitrocellulose membrane and will be captured by a detection line which coated with antibodies or antigens. If it is a competition method testing, the free fluorescently-labeled antibodies will be captured by the detection line which coated with antigens. The fluorescent signal of the detection line will be measured and then calculated according to the calibration curve (in chip card provided with the reagents) to represent the concentration of the target biomolecule(s) in the patient’s sample.

Our AF-100S FIA solution includes our compact AF-100S FIA analyzer, measuring just around 195x100x70mm, tailored to serve private clinics, urgent care facilities, emergency rooms, and ambulances. Using fluorescently-labeled antibodies or antigens, our AF-100S FIA solution forms complexes with target biomolecule(s) in patient samples to precisely measured and compared to established standards, yielding clear, semi-quantitative, and interpretable results displayed through a fluorescent signal. With a diverse portfolio of FIA tests, medical professionals can swiftly obtain rapid test results, enabling prompt diagnoses and timely treatment for patients using our FIA solution. We believe that our cardiovascular disease FIA tests will redefine cardiovascular diagnostics and redefine the standards of patient care. The current healthcare system faces significant challenges in accurately diagnosing and treating cardiovascular conditions, leading to unfavorable prognoses due to lengthy delays in diagnosis and treatment. In contrast, our FIA cardiovascular assays play a crucial role in early detection of myocardial injuries, enabling healthcare providers to swiftly diagnose patients and improve their prognosis. For example, our cardiac troponin FIA test (cTnT) empowers healthcare providers to detect early-stage myocardial injuries at the scene or during transportation, allowing for prompt treatment without the hours-long wait for central laboratory testing. Recognizing the pressing need for efficient cardiovascular diagnostics, we leverage our FIA technology in the AF-100S analyzer to provide a transformative solution that empowers healthcare professionals to swiftly diagnose myocardial injuries, ultimately improving patient outcomes.

We expect our cardiovascular portfolio of assay distribution will be the highest performing for the FIA solution. Presently the healthcare system for diagnosing and treating patients is inadequate. The long lead time from the patient experiencing myocardial abnormality to diagnosis and treatment has led to unfavorable prognoses. Hence, we believe FIA cardiovascular assay distribution can play a critical role in the early-stage detection of myocardial injuries, leading to faster diagnosis by HCP and improved patient prognosis. For example, Emergency Medical Technicians (“EMTs”) and paramedics can use the Cardiac Troponin FIA test (“cTnT”) we offer to detect early-stage myocardial injury at the incident site or during transport to the hospital. This early detection of myocardial injury allows the HCP to treat patients quickly, rather than waiting hours after the patient reaches the hospital to provide the treatment. They must collect the patient sample and send it to the central laboratory for testing.

Molecular Diagnostic Assays

We have molecular diagnostic tests for disease detection applications, and some molecular assays have been registered for commercialization in the EU and can be validated as a point of care or laboratory-developed diagnostic test.

With increased emphasis on commercializing our mature line of diagnostic products, we will see an upcoming surge in demand for the products we sell that will improve our sales pipeline and organically grow our sales by increasing utilization of our suppliers’ manufacturing and supply capability.

Our LAMP solution, known as Loop-Mediated Isothermal Amplification, is a rapid diagnostic technique for amplifying and detecting DNA or RNA sequences. This versatile assay is utilized in various fields, including the detection of infectious diseases. Our LAMP solution provides fast results, making it ideal for point-of-care diagnostics. This ready-to-use, all-in-one LAMP kit enables the quantitative detection of molecular biomarker(s) within just 20 minutes, ensuring its capability for on-the-spot testing and immediate decision-making in healthcare settings.

Laboratory Diagnostics Types of Solutions

We cater to the laboratory sector with two key solutions: the Chemiluminescence Immunoassay solution (ChLIA) and the Reverse-Transcription Polymerase Chain Reaction (RT-PCR).

ChLIA analyzer and assays

Chemiluminescence immunoassay (“ChLIA”) is a widely used technique in the field of diagnostics and biomedical research. It combines the principles of immunoassay, which relies on the interaction between antigens and antibodies, with the detection capabilities of chemiluminescence. In a ChLIA, the target analyte is typically a specific protein(s) or biomolecule(s) of interest, and it is bound to a solid surface, such as a microplate or magnetic beads, through antigen-antibody interactions. Subsequently, a labeled antibody conjugated with a chemiluminescent molecule is introduced, which binds to the target analyte, forming an immunocomplex. When a triggering reagent is added, it initiates a chemical reaction that releases energy in the form of light. This emitted light is detected and quantified using a specialized instrument, such as a luminometer. The intensity of the chemiluminescent signal is directly proportional to the concentration of the target analyte, allowing for accurate and precise measurements. ChLIA offers several advantages, including high sensitivity, a wide dynamic range, and good reproducibility, making it an indispensable tool for clinical diagnostics, drug discovery, and biomarker detection.

The Chemiluminescence Immunoassay Analyzer (“ChLIA”) provides a fast, reliable, and more portable option to replace the current ChLIA technology, which tends to be physically large and heavy. For example, the Ortho Clinical Diagnostics Vitros® System has a high throughput ChLIA instrument that is large at around 2.79 x 0.89 x 1.73m (W x D x H) and at 2360 pounds. Our ChLIA technology uses a chemical reaction to detect the presence of target biomolecule(s) in a patient’s sample. The test works by mixing the sample with antibodies or antigens that are conjugated to a molecule that emits light when oxidized. If the biomolecule(s) of interest is present in the sample, it will bind to the labeled antibodies or antigens, forming a complex that produces a chemical reaction and emits light. We offer our ADL-i1910 ChLIA analyzer, which is high throughput, affordable, and has a unique design that is an all-in-one turnkey solution while being small. ADL-i1910 consumables and reagents portfolio can detect cancer biomarkers, inflammatory biomarkers, hormone levels, diabetes, and cardiovascular diseases, with a simple cartridge change. With the ADL-i1910, laboratories can provide tests in a high-throughput and reliable manner. The ADL-i1910 analyzer and assays are registered for commercialization in the EU and can be used for the LDT space in the US.

Key advantages of the ADL-i1910 ChLIA solution:

1)	Compatible with many sample types including serum, plasma, whole blood, urine, and stool

2)	High throughput and small footprint

3)	Graphic user interface (“GUI”) with large touchscreen

We believe that we will be a significant player in the ChLIA market with our ChLIA solution distribution. The ChLIA market is projected to reach $15.4 billion by 2032, growing at a CAGR of 6.5%, a lucrative market that we are well positioned to capture a significant market share. For example, our ADL-i1910 ChLIA solution can detect biomarkers well characterized to correlate with certain types of cancers. Using the ADL-i1910 allows for early detection of cancers for early treatment and improved prognosis. This will improve the cost of treatment and better the quality of life for the patients.

Reverse-Transcription Polymerase Chain Reaction (“RT-PCR”)

We offer a comprehensive RT-PCR solution that encompasses both pharmacogenomic and non-pharmacogenomic applications. Our approach to molecular diagnostics (MDx) simplifies the challenges associated with RT-PCR, catering to the requirements of both novice and experienced users in quantitative RT-PCR. Our reagent kits are designed to be compatible with a wide range of RT-PCR readers, allowing for seamless integration into existing workflows. Moreover, our kits can be customized and optimized to meet needs of even the most demanding assays. In particular, our portfolio of pharmacogenomic assays supports healthcare providers in analyzing genetic variations that impact drug metabolism, efficacy, and toxicity, enabling the determination of personalized treatment options.

Our Technology

The current state of diagnostic infrastructure requires significant improvement, as healthcare providers (HCPs) heavily rely on accurate diagnostic results to effectively treat their patients. The existing process involves patients visiting HCP and subsequently going to a lab or clinic for testing. Patient samples are then transported by couriers to offsite central laboratories, resulting in suboptimal turnaround times. In some cases, it takes up to 14 days or longer for the test results to reach the HCP, leading to adverse disease progression and unnecessary anxiety for patients awaiting diagnosis and treatment. Furthermore, the reimbursement infrastructure in the United States can pose a barrier to diagnosis by denying payment for critical laboratory tests, thereby hindering healthcare providers from providing proper care.

To address these challenges, the IVD products we developed and sell are mobile and capable of delivering reliable test results at the point of care. We believe the IVD products we developed and sell will advance healthcare and enhance the quality of life for patients.

With the advancement of mobile technology and rapid information dissemination, we are witnessing the emergence of a new wave of medical devices capable of rapid diagnosis at the point of care on a global scale. The diagnostic solutions we developed and sell, particularly point-of-care (“POC”) offerings, differ from the traditional care diagnostic. From the moment the patient sees the HCP, our POC assays can provide same-day results, such as our Fluorescent Immunoassay (FIA) solution.

Hence, we believe the IVD products we develop and sell can better the diagnostic process, eliminating lengthy wait times and ensuring that patients receive timely diagnoses and treatments. The IVD assays we develop utilize established and widely used IVD technology platforms and their scientific principles, which allows for simpler adoption of our technologies by the healthcare providers and cost-efficient improvements to the already available products on the market. Our commitment to mobile diagnostic solutions and rapid result delivery will empower healthcare providers to make informed decisions and provide optimal care to their patients, ultimately improving overall healthcare outcomes.

Clinical Results

Anbio Biotechnology has diligently pioneered developing and commercializing two lateral antigen lateral flow assays directly responding to the global COVID-19 pandemic. These two assays detect (i) SARS-CoV-2 and (ii) SARS-CoV-2/Influenza A/B antigens. For the fiscal years ended December 31, 2024, 2023 and 2022, these two antigen tests contributed to exceeding 54%, 60% and 99% of our total sales in the EU market, respectively.

SARS-CoV-2 Antigen Rapid Test

Our SARS-CoV-2 Antigen Rapid Test is a colloidal gold immunochromatography test for qualitatively detecting nucleocapsid antigens from SARS-CoV-2. It can be used by people who are suspected of having COVID-19 disease-symptomatic individuals and asymptomatic individuals who have been in contact with infected people. The results are for the identification of the 2019-nCoV nucleocapsid protein antigen. The SARS-CoV-2 antigen is generally detectable in anterior nares specimens during the acute phase of infection. Positive results indicate the presence of viral antigens, and negative results indicate the absence of viral antigens.

Using a third-party, the study was conducted to determine the clinical performance of our SARS-CoV-2 Antigen Rapid Test. The primary objective of this study is to assess the diagnostic sensitivity and specificity of our SARS-CoV-2 Antigen Rapid Test. This evaluation was conducted through a comparative test, using the RT-PCR method as the “gold standard,” to gauge the device’s reliability in detecting SARS-CoV-2 with specific sample types. The comparator RT-PCR kit used in the study was the QuantiVirus™ SARS-CoV-2 Test Kit manufactured by DiaCarta. The QuantVirusTM is certified by both CE and FDA-EUA. The study adheres rigorously to the guidelines outlined in the “MDCG 2021-21 Guidance on performance evaluation of SARS-CoV-2 in vitro diagnostic medical devices.” Furthermore, it references and incorporates pertinent recommendations from the EU, the World Health Organization (WHO), and the Food and Drug Administration (FDA). By following these guidelines and drawing from multiple reputable sources, the evaluation aims to ensure objectivity and enhance the reliability of its findings.

Reference panel testing involved 441 patients using the Diacarta QuantiVirus™ SARS-CoV-2 Test Kit on an Applied Biosystems™ QuantStudio 5 Real-Time PCR Instrument RT-PCR testing. The primary focus was positive and negative percent agreement between our SARS-CoV-2 Antigen Rapid Test and the Diacarta QuantiVirus™ SARS-CoV-2 Test Kit. Overall, our COVID-19 test exhibited a 99.32% concordance with the reference laboratory test. Positive test agreement (sensitivity) was 97.73% (129 out of 132). The negative test agreement (specificity) was 99.99% (309 out of 312). The study findings indicated that our SARS-CoV-2 Antigen Rapid Test exhibited comparable sensitivity and specificity compared to the QuantiVirus™ SARS-CoV-2 Test Kit manufactured by DiaCarta, suggesting its suitability as a point-of-care and at-home solution for SARS-CoV-2 detection.

SARS-CoV-2/Influenza A/B Antigen Rapid Test

Our SARS-CoV-2/Influenza A/B Antigen Rapid Test is designed as a colloidal gold immunochromatography test for the qualitative detection of SARS-CoV-2 antigen, as well as Influenza A and Influenza B viral antigens. Influenza infection is a viral illness marked by acute fever and primarily affects the respiratory tract, often taking the form of epidemics or pandemics. This infectious disease is mainly transmitted via droplets, with the virus initially infecting the upper respiratory mucous membrane and then spreading throughout the bronchial tract. Influenza A is known for its severe clinical manifestations and epidemic potential. At the same time, Influenza B tends to cause chills, fever, and slower mutation rates, preventing it from causing widespread epidemics. COVID-19, caused by SARS-CoV-2, is an acute respiratory infectious disease with a wide range of susceptibility among individuals. The primary source of infection is currently individuals infected with the novel coronavirus, with asymptomatic carriers also capable of transmitting the virus. The incubation period typically ranges from 1 to 14 days, with common symptoms including fever, fatigue, dry cough, and in some cases, nasal congestion, runny nose, sore throat, myalgia, and diarrhea. The test itself operates on a double antibody sandwich immunoassay principle, using colloidal gold-labeled monoclonal antibodies to detect the presence of SARS-CoV-2, Influenza A, and Influenza B antigens in the sample, providing rapid and reliable results. Positive results indicate the presence of viral antigens, and negative results indicate the absence of viral antigens.

Using a third-party, the study was conducted to determine the clinical performance of our SARS-CoV-2/Influenza A/B Antigen Rapid Test. The primary objective of this study is to assess the diagnostic sensitivity and specificity of our SARS-CoV-2/Influenza A/B Antigen Rapid Test. This evaluation was conducted through a comparative test, using the RT-PCR method as the “gold standard,” to gauge the device’s reliability in detecting SARS-CoV-2, Influenza A, and Influenza B, with specific sample types. The comparator RT-PCR kit used in the study was the Sansure Biotech Novel Coronavirus (SARS-CoV-2) and Influenza A/B Virus Nucleic Acid Diagnostic Kit (PCR-Fluorescence Probing).

Reference panel testing using the Sansure Biotech Novel Coronavirus (SARS-CoV-2) and Influenza A/B Virus Nucleic Acid Diagnostic Kit (PCR-Fluorescence Probing) involved 3000 patients on an Applied Biosystems™ QuantStudio 5 Real-Time PCR Instrument RT-PCR testing. The primary focus was positive and negative percent agreement between our SARS-CoV-2/Influenza A/B Antigen Rapid Test and the Sansure Biotech Novel Coronavirus (SARS-CoV-2) and Influenza A/B Virus Nucleic Acid Diagnostic Kit (PCR-Fluorescence Probing).

For detecting SARS-CoV-2 antigen, 1000 patient samples were analyzed, and our SARS-CoV-2/Influenza A/B Antigen Rapid Test exhibited a 99.50% concordance with the Sansure Biotech Novel Coronavirus (SARS-CoV-2) and Influenza A/B Virus Nucleic Acid Diagnostic Kit (PCR-Fluorescence Probing). Positive test agreement (sensitivity) was 97.50% (195 out of 200). The negative test agreement (specificity) was 100% (800 out of 800). For Influenza A, 1000 patient samples were analyzed, and our SARS-CoV-2/Influenza A/B Antigen Rapid Test exhibited a 98.80% concordance with the Sansure Biotech Novel Coronavirus (SARS-CoV-2) and Influenza A/B Virus Nucleic Acid Diagnostic Kit (PCR-Fluorescence Probing). Positive test agreement (sensitivity) was 94.00% (188 out of 200). The negative test agreement (specificity) was 100% (800 out of 800). For Influenza B, 1000 patient samples were analyzed, and our SARS-CoV-2/Influenza A/B Antigen Rapid Test exhibited a 98.40% concordance with the Sansure Biotech Novel Coronavirus (SARS-CoV-2) and Influenza A/B Virus Nucleic Acid Diagnostic Kit (PCR-Fluorescence Probing). Positive test agreement (sensitivity) was 92.00% (184 out of 200). The negative test agreement (specificity) was 100% (800 out of 800).

Our Customers

For the year ended December 31, 2024, three customers accounted for approximately 45%, 17% and 12% of total revenues, respectively. As of December 31, 2024, the balance due from three customers accounted for approximately 14%, 0% and 81% of the Company’s total accounts receivable, respectively.

For the year ended December 31, 2023, four customers accounted for approximately 36%, 25%, 12% and 10% of total revenues, respectively. As of December 31, 2023, the balance due from four customers accounted for approximately 30%, 35%, 0% and 19% of the Company’s total accounts receivable, respectively.

For the year ended December 31, 2022, four customers accounted for approximately 41%, 20%, 16% and 11% of total revenues, respectively. As of December 31, 2022, the balance due from four customers was $nil.

Our Suppliers

For the year ended December 31, 2024, three suppliers accounted for approximately 28%, 11% and 61% of the total purchases, respectively.

For the year ended December 31, 2023, three suppliers accounted for approximately 34%, 17% and 49% of the total purchases, respectively.

For the year ended December 31, 2022, one supplier accounted for approximately 94% of the total purchases.

Sales and Marketing

Our global go-to-market strategy involves two key efforts: an in-house direct sales team targeting customer segments and sub-distribution partners.

Our internal marketing team focuses on building strong brand awareness for our IVD solution and delivering quantifiable value to customers and partners. We employ various marketing channels, including our website, social networks press releases, scientific publications, industry engagement, partnerships with key opinion leaders, and targeted marketing through digital and non-digital channels. We plan to expand our marketing capabilities to increase our brand awareness and generate demand across our markets.

Our global go-to-market strategy primarily follows business-to-business (“B2B”) approach through distributors and our direct sales channel. For instance, if a laboratory is interested in our IVD products, we can directly engage with the decision-makers through our sales team or through our distributors. This approach allows us to fulfill market demand through both internal and external sales channels while maintaining direct customer relationships for future product enhancements and care offerings.

To support our sales efforts, we will continue to expand our direct sales team by hiring experienced professionals focused on the following two categories: public sector sales and healthcare provider sales. The public sector sales team will identify opportunities within federal, state, and local government agencies. While revenue from other customer categories is expected to increase over time, our public sector sales strategy continues to target opportunities with government agency customers. Additionally, our healthcare provider sales strategy focuses on major healthcare systems, hospitals, private clinics, concierge health systems, and physicians’ offices.

Our sales and marketing efforts are focused on promoting our diagnostic products in the European Union (EU), Asia Pacific (APAC), and North and South American markets. Currently, we have not generated significant revenue in the American markets. To expand our sales and marketing in these regions, we aim to further penetrate the North and South American markets.

European Union (EU)

To continue our success and organically grow in the EU market, we are focusing on countries such as Germany, France, Italy, Austria, Portugal, Netherlands, Poland, Slovakia, Czech Republic, Croatia, Belgium, Romania, Bulgaria, Greece, Lithuania, and Cyprus. Our primary focus in this region is on respiratory diseases and COVID-19 related products; we intend to leverage our established distribution channels to promote our products.

Asia Pacific (APAC)

To gain market share and penetration into the APAC market, our focus is on establishing local representation, regulatory support, and distribution. We are targeting major revenue-generating markets such as Singapore, Australia, Japan, Indonesia, India, Malaysia, and Hong Kong SAR. We plan to market our SARS-COV-2 products, LFIA and FIA instruments and assays, molecular diagnostic assays, and ChLIA instruments and reagents.

The North and South American markets

Our future revenue-generating channels in North America involves two approaches: authorized regulatory diagnostics and laboratory-developed tests (“LDT”). We also plan to establish an authorized regulatory line of products in North America requires regulatory submissions and approvals from the Food and Drug Administration in the United States (“FDA”) and Health Canada in Canada. Laboratories in the US can validate assays and use them as diagnostic tests, under the Centers for Medicare & Medicaid Services (“CMS”) guidelines. In addition, our direct sales and marketing group is promoting our assays and instruments to CLIA laboratories to establish our brand to drive sales.

Research and Development

Based on established and widely used IVD technology platforms, our experts collaborate with third-party partners to develop IVD products tailored for laboratory, point-of-care testing (POCT), and over-the-counter (OTC) markets. Anbio contributes experimental designs, result interpretations, and scientific expertise to guide third-party laboratories in the laboratory work involved in the assay development process. All intellectual property arising from these collaborations will be owned by Anbio. We develop our IVD products with third-party laboratories, and sell these IVD products. Below are the primary research and development activities for all our IVD products:

●	Biomarker Discovery and Validation

●	Assay Development

●	Validation — Clinical and Analytical

●	Platform Transfer

We outsource our research and development to third-party laboratories. The IVD assays we develop utilize established and widely used IVD technology platforms and their scientific principles. We have entered into service agreements with a certain third party. Such agreements typically have service scope, compensation, confidentiality, and ownership of intellectual property and may be terminated by either party with advance notice. We are selective in choosing third-party companies, assessing their qualifications using various criteria, including but not limited to, research and development capabilities, pricing, and quality of products. Our dedicated personnel regularly inspect our third party’s research and development practices and progress. To assist with the research and development process, we provide some of our proprietary know-how to certain third party. To protect our proprietary know-how and intellectual property rights and potential invention developments, our service agreements will also include a confidentiality clause and ownership of intellectual property clause with the third party on the technologies developed by them through collaborating with us. We will own all intellectual property developed or produced under the service agreements. We compensate such third party at a specific rate based on the project and expenses incurred during the services will not be reimbursed by us. Once our IVD products are optimized, we engage third-party suppliers to manufacture IVD products and retain all revenue and profits from the sales of our IVD products.

Biomarker Discovery and Validation — The discovery phase begins with a literature screen to identify potential biomarker(s) correlated with a specific disease. A biomarker is a measurable biological molecule or characteristic that can indicate the presence or absence of a disease or monitor the response to treatment. Once the biomarker(s) is selected, its clinical utility is validated, where studies are conducted to assess its sensitivity, specificity, and reproducibility. Sensitivity is the ability of the biomarker(s) to detect the disease or condition of interest, while specificity is the ability of the biomarker(s) to avoid detecting false positives. Reproducibility is the ability of the biomarker to produce consistent results over time and between different laboratories. After validating the biomarker(s), technology transfer is conducted to measure the biomarker(s) in one (or more) of platforms. For example, our immunoassay platforms will measure a protein biomarker validated for detecting a specific disease and/or monitoring the response to a specific treatment, including LFIA, FIA, and ChLIA, established and widely used IVD technology platforms. For a molecular biomarker validated for detecting a specific disease and/or monitoring, the response to treatment will be measured in our molecular platforms, including RT-PCR and LAMP. Our marketing group conducts the literature screen, and we utilize third-party contract research organization (CRO) to conduct the sensitivity, specificity, and reproducibility studies. For the fiscal years ending December 31, 2024 and 2023, we spent around 40% of the research and development cost for biomarkers discovery and validation.

Assay Development — The IVD assays we develop utilize established and widely used IVD technology platforms and their scientific principles. Thus, for IVD product development, we begin by optimizing the performances of our new IVD products and preparing them for manufacturing. This includes determining the optimal conditions, such as the operating procedure, sample type, and calibration procedure. Analytical performance for our new IVD products are also evaluated during this phase, including limits (detection, blank, quantitation), hook effect, interferences, sample matrix analysis, flex studies, cross-reactivity, usability, and clinical performance to ensure that our new IVD products meet the required standards for commercialization. For the fiscal years ended December 31, 2024 and 2023, we spent around 30% of the research and development cost for IVD products development.

Validation and Technology Transfer — Once our IVD products are optimized, engage with our third-party suppliers to develop a manufacturing process that consistently produces high-quality IVD products. This process is validated to ensure that it meets all regulatory requirements. By working closely with our third-party suppliers, we also conduct our regulatory filings, i.e. CE Marking for our IVD products. This allows for the commercialization of our IVD products. For the fiscal years ended December 31, 2024 and 2023, we spent around 30% of the research and development cost for IVD products manufacturing process development and commercialization.

In addition, our third-party suppliers also have dedicated research and development teams for new IVD instruments and assays and improve production operations. For example, we are working on one FIA assay to identify the biomarker correlated with depression. Depression is a common mood disorder that can cause mental malaise and poor social adaptability. At its worst, depression can lead to severe consequences such as suicide. As depression cases grow globally, it is speculated that it will become the second-largest disease in the next decade.

Scientists have identified brain-derived neurotrophic factor (BDNF) as a biomarker and correlate of the disease. BDNF plays a vital role in the growth, survival, and differentiation of neurons in the nervous system and is found mainly in the hippocampus and amygdala. Studies have identified that BDNF levels in serum were elevated in depressed patients, and BDNF levels were correlated with the degree of disease. Hence, we believe BDNF is a biomarker that can diagnose depression and identify the progression of the disease.

Presently, BDNF detection is suitable for diagnostics is not available. For example, Abcam has a commercially available immunoassay that can detect the BDNF level human serum and plasma for research use only and is unsuitable for diagnostic use. Hence, we have identified a solution that utilizes our FIA platform to detect the levels of BDNF for diagnosis and monitoring of depression. Our BDNF fluorescent immunoassay has the following advantages:

●	Fluorescent microspheres are less susceptible to external environmental influences for stable fluorescence results.

●	A Fluorescence analyzer allows for rapid and mobile detection of BDNF.

●	Compatible with serum and plasma samples.

●	Has no washing steps.

●	Test results are available in just 15 minutes.

●	Stable at room temperature; no cold chain transportation needed.

●	18-month product shelf-life.

●	Minimally invasive.

We believe that our BDNF fluorescent immunoassay will be a significant part of the clinical development of targeted treatment plans that will improve the treatment of depression and the prognosis of patients. It is important to note that all intellectual property arising from the abovementioned collaboration will be owned by Anbio, ensuring freedom to operate. We aim to commercialize and sell this IVD product.

Seasonality

Our operating results have been subject to seasonal trends as a result of, or influenced by, numerous factors, including national holidays, weather patterns, consumer demands, economic conditions, and others. Although seasonal changes have not significantly impacted on our cash flow or affected our operations, we cannot guarantee that it will not adversely impact us in the future.

Regulation

Government regulations on our product

Anbio’s IVD products, are subject to laws and regulations applicable to health care providers and suppliers. Anbio is subject to laws and regulations pertaining to health care fraud and abuse, including state and federal anti-kickback, anti-self-referral, and false claims laws in the United States. Medical device providers such as Anbio are also subject to taxes, as well as application, product, user, establishment, and other fees. If Anbio fails to comply with these laws and regulations, it may face heavy fines and have a significant impact on the company’s business.

Among other effects, Anbio will also face significant updates/changes in healthcare regulations that may occur in the future, such as the introduction of the Medical Devices Regulation and the In Vitro Diagnostic Medical Devices Regulation 2017/746 (“IVDR”) in the EU substantially increase the time, difficulty, and costs incurred in developing, obtaining and maintaining approval to market, and marketing newly offered and existing products. Anbio expects this regulatory environment will continue to require significant technical expertise and investment to ensure compliance. Failure to comply can delay the release of an innovative product or result in regulatory and enforcement actions, the seizure or recall of a product, the suspension or revocation of the authority necessary for a product’s production and sale, suspension or revocation of billing privileges, and other civil or criminal sanctions, including fines and penalties.

Anbio’s business can also be affected by ongoing studies of the utilization, safety, efficacy, and outcomes of health care products and their components that are regularly conducted by industry participants, government agencies, and others. These studies can call into question the utilization, safety, and efficacy of previously marketed products. In some cases, these studies have resulted, and may in the future result, in the discontinuation of marketing of such products in one or more countries, and may give rise to claims for damages from persons who believe they have been injured as a result of their use.

European Conformity Marking and Certifications

Some of our IVD products are currently available for sale in the European Economic Area (“EEA”) in accordance with the In-Vitro Diagnostic Devices EU directive (98/79/EC) (the “Directive”).

On May 26, 2022, the IVDR entered into application, repealing and replacing the Directive on In-Vitro Diagnostic Devices (98/79/EC) (the “Directive”). The IVDR and its associated guidance documents and harmonized standards govern, among other things, device design and development, preclinical and clinical or performance testing, premarket conformity assessment, registration and listing, manufacturing, labeling, storage, claims, sales and distribution, export and import and post-market surveillance, vigilance, and market surveillance. IVDs must comply with the General Safety and Performance Requirements (“GSPRs”) set out in Annex I of the IVDR. Compliance with these requirements is a prerequisite to be able to affix the CE Mark to IVDs, without which they cannot be marketed or sold in the EEA. To demonstrate compliance with the GSPRs provided in the IVDR and obtain the right to affix the CE Mark, IVD suppliers must undergo a conformity assessment procedure, which varies according to the type of IVD and its classification. The IVDR introduces new classification rules based on the Global Harmonization Task Force System with four risk-based classes — Class A (lowest), Class B, Class C and Class D (highest risk). Apart from IVDs with low individual and public health risk (Class A non-sterile), in relation to which the manufacturer may issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the GSPRs, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by a Competent Authority of an EEA country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body audits and examines the technical documentation and the quality system for the manufacture, design and final inspection of the IVD. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the IVD, its manufacturer and their conformity with the GSPRs. This CE Certificate of Conformity and the related conformity assessment process entitles the manufacturer to affix the CE Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of IVDs and their suppliers with the GSPRs must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use and that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. This assessment must be based on clinical data, which can be obtained from (i) clinical studies conducted on the devices being assessed, (ii) scientific literature from similar devices whose equivalence with the assessed device can be demonstrated or (iii) both clinical studies and scientific literature. The conduct of clinical studies in the EEA is governed by detailed regulatory obligations. These may include the requirement of prior authorization by the Competent Authorities of the country in which the study takes place and the requirement to obtain a positive opinion from a competent Ethics Committee. This process can be expensive and time-consuming. After a device is placed on the market, it remains subject to significant regulatory requirements.

The IVDR provides a transitional provision. Accordingly, IVDs which are the subject of a valid CE Certificate of Conformity issued under the Essential Requirements of Directive 98/79/EC on in vitro diagnostic medical devices (the “IVDD”) based on a self-assessment but which will be up-classed and require the involvement of a Notified Body under the IVDR for the first time, can continue to be placed on the market until the following, most up-to-date deadlines for each class categorization for IVD products:

●	high individual risk and high public health risk products (Class D): 31 December 2027;

●	high individual risk and/or moderate public health risk products (Class C): 31 December 2028;

●	moderate individual risk and/or low public health risk (Class B): 31 December 2029;

●	low individual risk and low public health risk products placed on the market in a sterile condition (Class A sterile): 31 December 2029.

IVD suppliers may only rely on the transitional provisions above provided that: (i) the devices continue to comply with applicable requirements imposed by the IVDD; (ii) they respect the IVDR requirements relating to post-market surveillance, market surveillance, vigilance, registration of economic operators and devices under the Essential Requirements of Directive 98/79/EC on in vitro diagnostic medical devices (the “IVDD”) in place of the corresponding requirements in the IVDD; and (iii) no significant changes are made in the design and intended purpose of the devices during the transitional period.

IVDs placed on the EEA market in accordance with the IVDD were subject to a similar process. IVD suppliers were required to comply with the Essential Requirements laid down in Annex I to the IVDD. Compliance with these requirements entitled suppliers to affix the CE Mark on products, without which they cannot be placed on the E.U. market. To demonstrate compliance with the Essential Requirements laid down in Annex I to the IVDD and obtain the right to affix the CE Mark, IVD suppliers had to undergo a conformity assessment procedure, varying according to the type of IVDs.

Following determination of the appropriate category for an IVD, suppliers were required to follow the related conformity assessment procedures laid down in Article 9 of the IVDD.

For general IVDs, a self-assessment process in accordance with Annex III of the IVDD and a related Declaration of Conformity by the manufacturer prior to affixing the CE Mark was sufficient. In the Declaration of Conformity, the manufacturer certified that its product complies with the Essential Requirements provided for in Annex I to the IVDD.

For IVDs for self-testing and those falling within List A or B of Annex II to the IVD, a Notified Body must undertake an assessment of the conformity of the manufacturer and/or the device with the applicable provisions of the IVDD.

The Notified Body would commonly audit and examine a product Technical File and the quality management system for the manufacture, design, and final inspection of a medical device before issuing a CE Certificate of Conformity demonstrating compliance with the requirements of the IVDD. Following the issuance of a CE Certificate of Conformity, suppliers could draw up the Declaration of Conformity and affix the CE Mark to the products covered by the CE Certificate of Conformity and the Declaration of Conformity.

To date, we have initiated discussions with several Notified Bodies with the intent of establishing a formal partnership in accordance with IVDR requirements. However, due to the limited number of Notified Bodies worldwide that have received certification from the European Union, the resource constraints, the intricate nature of the audit process, and the lengthy audit duration, we have yet to formalize a designated partnership with any Notified Body. Concurrently, we are diligently updating our technical documentation to align with the more stringent IVDR mandates.

In the future, in order to place an IVD, or an accessory to an IVD, on the market in the European Economic Area (“EEA”), the device must be designed, developed, manufactured, and marketed in compliance with the relevant legal framework detailed in the In Vitro Diagnostics Medical Devices Regulation (IVDR).

Per IVDR 2017/746 Amendment 2021/0323 (COD), devices without a CE certificate that was issued in accordance with IVDD, for which a declaration of conformity was drawn up prior to May 26, 2022, per IVDD and for which the conformity assessment procedure pursuant to IVDR requires the involvement of a Notified Body, may be placed on the market, or put into service until the following dates. Per IVD product class, Anbio also has until the following dates to update the technical documentation and processes to meet these regulatory requirements of IVDR 2017/746:

●	high individual risk and high public health risk products (Class D): 31 December 2027;

●	high individual risk and/or moderate public health risk products (Class C): 31 December 2028;

●	moderate individual risk and/or low public health risk (Class B): 31 December 2029;

●	low individual risk and low public health risk products placed on the market in a sterile condition (Class A sterile): 31 December 2029.

Restrictions on the Use of Our IVD Products in the United States

In the US market, our IVD products can be utilized within three distinct sectors: Research Use Only (RUO), Lab Developed Test (LDT), and the 510(K) sectors.

The RUO sector caters primarily to those engaged in non-clinical research. In this context, the results obtained from our assays are not intended for clinical diagnostic purposes. For example, researchers may employ our Fluorescent Immunoassay (FIA) to identify the expression of a specific biomarker as a phenotype in their in vivo studies in response to a variable under examination. The application of our products is not under the guidance of FDA, CMS, CDC and other regulatory authorities in this sector.

In the United States, highly complex laboratories that have obtained Clinical Laboratory Improvement Amendments (CLIA) certification can validate diagnostic assays that have not yet undergone FDA approval. CLIA is a comprehensive set of federal regulations aimed at establishing quality standards for clinical laboratory testing. These regulations are overseen by several federal agencies, including the Centers for Medicare & Medicaid Services (CMS), the Centers for Disease Control and Prevention (CDC), and the FDA. The primary objective of CLIA is to ensure the quality of clinical laboratory testing, thereby safeguarding patient safety and ensuring the accuracy and reliability of diagnostic information. CLIA applies to a wide array of laboratory testing, encompassing blood chemistry, microbiology, pathology, genetic testing, and more. It’s imperative for laboratories to remain informed about any updates or modifications to CLIA regulations.

Lastly, our IVD products can be registered with the US FDA for 510(K) approvals. The 510(k) process involves a premarket submission to the U.S. Food and Drug Administration (FDA) to establish that our medical devices are substantially equivalent to legally marketed devices, known as predicate devices. This process is time-consuming and entails thorough regulatory review by the FDA. Successfully navigating the 510(k) process enables us to introduce our IVD products to the US market, subject to FDA review, monitoring, and guidance. Currently, we do not have any products registered with the US FDA for 510(K) approvals.

Laws and Regulations Relating to Our Business in the BVI

Economic Substance

The BVI, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (as amended, the “Substance Law”) came into force in the BVI introducing certain economic substance requirements for BVI “relevant entities” which are engaged in certain banking, insurance, fund management, financing and leasing, headquarters, shipping, holding company, intellectual property or distribution and service center business (being “relevant activities”) and are in receipt of gross income arising from relevant activities in any relevant financial period. In the case of business companies incorporated before January 1, 2019, the economic substance requirements apply for financial years commencing June 30, 2019.

The economic substance requirements that are imposed include that in-scope companies be directed and managed in the BVI, have core income generating activities in the BVI, and have an adequate level of employees, expenditures, and premises in the BVI. Business companies that carry on holding company business (which means it only holds equity participations in other entities and only earns dividends and capital gains) will be subject to reduced substance requirements.

Beneficial ownership

The Beneficial Ownership Secure Search System Act, 2017 (as amended) of the BVI requires registered agents in the BVI to create a database of beneficial ownership information relating to in-scope entities for which they act as registered agent. Subject to certain exemptions, in-scope BVI companies are required to:

●	identify its parent, immediate parent, ultimate parent and beneficial owner or registrable legal entity (or, if it is listed on a recognized exchange, provide details of that exchange);

●	identify whether it carries on one or more relevant activities for economic substance purposes and, if so, which ones;

●	provide details of any applicable exchange listing where its securities are listed on a recognized exchange; and

●	where the company carries on a relevant activity and is not a non-resident, provide certain additional information regarding its immediate parent and ultimate parent (if any).

A BVI company is obliged to notify its registered agent of (i) the required beneficial ownership information within 15 days of identifying it; and (ii) the required economic substance information regarding the carrying on of a relevant activity or listing on a recognized exchange within six months following the end of the financial reporting period in question. A BVI company who becomes aware of a change in the prescribed information relating to a beneficial owner or registrable legal entity must, within 15 days of becoming aware of the change, notify its registered agent of the change(s) and the date(s) on which it or they took place.

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation
Anbio Biotechnology Limited	Hong Kong SAR
Anbio Biotechnology Limited	British Virgin Islands
Anbio Biotechnology Limited	Independent State of Samoa
Anbio Biotechnology Pty Ltd.	Australia
AnBai (Beijing) Biomedical Technology Limited	PRC
AnBiAo Biotechnology (Xiamen) Limited	PRC
Beijing AnBiAo Biotechnology Limited	PRC
LoviWell Inc.	British Virgin Islands
LoviWell Inc.	State of Delaware
PharVac Limited	British Virgin Islands
PharVac Inc.	State of Delaware

The following diagram illustrates the corporate structure of the Company and its subsidiaries as of the date of this annual report:

Anbio Biotechnology ("Anbio") (A Cayman Islands company)
100%
LoviWell Inc ("LoviWell BVI") (A BVI company)
Anbio Biotechnology Pty Ltd. ("Anbio Australia") (An Australia company)
PharVac Limited ("PharVac BVI") (A BVI company)
Anbio Biotechnology Limited ("Anbio BVI") (A BVI company)
Anbio Biotechnology Limited ("Anbio HK") (A HK company)
LoviWell Inc. ("LoviWell USA") (A Delaware company)
PharVac Inc. ("PharVac USA") (A Delaware company)
Anbio Biotechnology Limited ("Anbio Samoa") (A Samoa company)
Beijing AnBiAo Biotechnology Limited ("Beijing AnBiAo") (A PRC company)
AnBai (Beijing) Biomedical Technology Limited ("AnBai Beijing") (A PRC company)
AnBiAo Biotechnology (Xiamen) Limited ("AnBiAo Xiamen") (A PRC company)

D. Property, Plant and Equipment

Intellectual property

We currently have eight registered trademarks and do not own any patents, as of the date of this annual report, and we have patents applications in process awaiting approval. Trademarks and patents are important to us as it distinguishes our brand, products, and services from other competitors in the market.

Patent Information

As of the date of this annual report, Anbio BVI has three patent applications pending with the U.S. Patent and Trademark Office (USPTO), and one patent application pending with the IP Australia.

Pending U.S. Patent Applications

Type	Application Date	Jurisdiction
Utility	January 6, 2023	United States
Utility	January 6, 2023	United States
Utility	January 18, 2023	United States

Pending Foreign Patent Applications

Type	Application Date	Jurisdiction
Utility	February 13, 2023	Australia

The patent applications and the products they relate are for the following:

1)	BDNF Quantitative Immunochromatographic Test Strip and Preparation Method

This is a method utilized in the diagnosis of depression, leveraging the measurement of BDNF levels in biological samples. This assay offers a tool for clinicians in the assessment of depression, providing quantitative measurements of BDNF levels that can inform treatment decisions and monitor therapeutic response. The patent provides the proprietary knowledge for the BDNF quantitative immunoassay preparation method.

2)	Micro-Red Blood Cell Collection Device and Method for Collecting and Detecting Glycosylated Hemoglobin

This is a technology designed for minimally invasive collection of red blood cells from patients. This device and method enable the collection of small volumes of red blood cells via a finger prick for various diagnostic or research purposes. It provides an alternative to traditional venipuncture methods, particularly in settings where only small blood volumes are required, such as pediatric or point-of-care applications. The patent provides the proprietary knowledge for producing the Micro-Red Blood Cell Collection Device.

3)	Disposable Portable LAMP Detection Magnetic Box and Its Constant Temperature Heating Device

This is a portable and disposable diagnostic tool designed for Loop-Mediated Isothermal Amplification (LAMP) testing. This device integrates a constant temperature heating system with magnetic bead-based nucleic acid extraction and detection. It offers a streamlined workflow for nucleic acid amplification and detection and point-of-care or field-based testing scenarios. The patent provides the proprietary knowledge for producing the Disposable LAMP Detection Magnetic Box and Constant Temperature Heating Device.

4)	Nucleic Acid Detection Reagent and Detection Method for Mycobacterium Tuberculosis

This is a diagnostic tool developed for detection of Mycobacterium tuberculosis (MTB) infection. This method utilizes nucleic acid amplification techniques to target genetic markers unique to MTB, allowing for detection of the pathogen in clinical samples such as sputum or tissue biopsies. The patent provides the proprietary knowledge for producing the Nucleic Acid Detection Reagent and Detection Method for Mycobacterium Tuberculosis.

Trademark Information

As of the date of this annual report, we have successfully registered the trademarks for “LoviWell”, “EASY BREEZY”, “DAYTEST”, and “EVERYDAY TEST” in the United States, “Anbio” in the UAE, “BVIAnbio” in the EU, UK, and Singapore.

The trademarks and the products they relate are for the following:

1)	EASY BREEZY

Self-test kits for virus detection, notably for Covid-19, comprising medical diagnostic reagents and assays for testing bodily fluids. These kits extend beyond viral detection to encompass diseases such as HIV, malaria, influenza, cancer, autoimmune disorders, and infections.

2)	DAYTEST

Self-test kits for virus detection, particularly Covid-19, alongside diagnostic kits containing medical reagents and assays for disease detection, including cancer, autoimmune conditions, and infections. It also encompasses pregnancy test kits for home use. Additionally, personal home testing instruments are provided for virus and cancer detection, blood sugar level testing, and DNA analysis. The diagnostic devices include multi-drug testing cups, sample preparation tools, and specimen collection devices for various bodily fluids such as blood, urine, saliva, and fecal matter.

3)	EVERYDAY TEST

Self-test kits and personal home testing apparatus for virus detection, including Covid-19, as well as diagnostic kits for various diseases such as HIV, malaria, influenza, cancer, autoimmune conditions, and infections, along with pregnancy test kits for home use. These testing solutions include medical diagnostic apparatus for virus detection, cancer diagnosis, blood sugar level testing, and DNA analysis, as well as diagnostic testing devices like multi-drug testing cups, sample preparation tools, and specimen collection devices for various bodily fluids like blood, urine, saliva, and fecal matter.

4)	LoviWell

Medical diagnostic testing kits equipped with sterile specimen collection tools like swabs, pipettes, lancets, and collection cards for gathering blood, urine, saliva, and fecal samples to test and monitor diverse medical conditions. It also includes instructions and return shipping packaging for convenient usage.

5)	Anbio

Medical devices for human and veterinary diagnostics.

6)	BVIAnbio

Medical devices for human and veterinary diagnostics.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information - 3.D. Risk Factors” and elsewhere in this annual report.

Overview

Anbio Biotechnology is a medical device company emphasizing in vitro diagnostics. Our mission is to change the global diagnostics market by personalizing and decentralizing the current diagnostic solutions for faster diagnosis to improve patient prognosis. We propose this by providing rapid, accessible, and affordable diagnostic solutions globally at the forefront of science and offering innovative laboratory, wellness, at-home, and point-of-care (POCT) in vitro diagnostic (IVD) solutions.

Incorporated on July 27, 2021, under the laws of the Cayman Islands, we are a diagnostic solution provider in the medical device industry. Our laboratory, wellness, at-home, and POCT IVD products include products for the detection of infection disease, inflammation, cerebral apoplexy, glycuresis, kidney function, cancer, bone health, digestive tract health, thyroid health, pharmacogenomics, cardiovascular, allergy, diabetes, hormones, and drugs of abuse.

We matured financially during the COVID-19 pandemic by providing our portfolio of respiratory disease tests including SARS-CoV-2 Rapid Antigen Tests COVID related tests to France, Germany, Hong Kong SAR, and other countries during 2023 and 2022. We generated approximately $8.2 million, $6.7 million and $23.5 million in revenue for the years ended on December 31, 2024, 2023 and 2022 respectively. Our gross profit during year 2024, 2023 and 2022 was approximately $5.9million, $3.4 million and $ 12.6 million. Most of our revenues in 2024, 2023 and 2022 were generated from sales of respiratory diseases and COVID-19 related products, where our rapid antigen tests generated more than 54%, 60% and 99% of our total revenues, respectively.

The COVID-19 pandemic provided us with a healthy model for business generation, and we expect to continue our new business model using concentric diversification and globalization strategy to continue and sustain our business growth as COVID-19 subsides.

Recent Development

On February 20, 2025, the Company completed its initial public offering of 1,600,000 Class A Ordinary Shares at a price of $5.00 per share. The total gross proceeds received from the initial public offering was US$8 million.

Factors Affecting Our Operating Results

The business, financial condition, and results of operations of the Company and its subsidiaries have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Our business success depends on increasing and retaining customers and commercializing our IVD products globally. If we cannot attain or maintain regional market acceptance for our IVD products, our business could be materially adversely affected.

Our business success depends on the commercialization of our IVD products globally. However, the commercial success of our IVD products globally will depend on many factors, some of which are outside of our control, including the following:

●	our ability to continue our business relationship with suppliers so we can continue to scale up the production capabilities and timely manufacture our IVD products in sufficient capacity to meet customer requirements and market demand;

●	acceptance by key opinion leaders, healthcare systems and providers, governments and regulatory authorities, enterprise and health plan customers, consumers, and others of the convenience, accuracy, and other benefits to our IVD product portfolio offers;

●	our ability to be competitive, to expand the application fields of our products, and to diversify our customer base;

●	the ability of consumers and other customers to pay for or otherwise obtain payment coverage or reimbursement from third-party payors for our IVD products;

●	our ability to obtain requisite future regulatory approval, as well as our ability to obtain and maintain regulatory authorizations, clearances, and approvals in other jurisdictions; and

●	our ability to comply with all regulatory requirements applicable to our IVD products, including applicable marketing, manufacturing, and other regulatory requirements.

If our IVD products do not gain market acceptance globally, it could adversely affect the broader commercial success of our current and future IVD product line. In addition, the diagnostic testing market is characterized by rapid technological developments. Therefore, if our IVD products are rendered uncompetitive or obsolete, even if they were to gain widespread market acceptance initially, the demand for our IVD products could be greatly reduced.

The Ability to Increase and Retain Customers and Establish Our Brand.

We believe effectively developing and maintaining our brand awareness is critical to attracting new and retaining existing clients in the strategically selected markets. Successful promotion of our brand and our ability to attract clients depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products.

Unexpected Logistic Issues May Harm Our Profitability.

Our suppliers produce our diagnostics instruments and reagents to supply us. Certain medical device exports must be properly registered with the authorities and are subjected to inspection before exportation and importation. This can lead to delays in product delivery and increased customer lead time. Presently, the risk is low for logistics restrictions to impact our business. However, logistic issues may arise unexpectedly to affect our profitability potentially adversely.

Increases in the Price of Life Sciences Reagents and Consumables May Harm Our Profitability.

Our IVD products require life sciences reagents and consumables sourced by suppliers from various reagent suppliers. Thus, should there be a significant increase in the cost of reagents and consumables, suppliers may be required to increase the prices of their manufacturing services to us, adversely affecting our profitability. Moreover, we ask our suppliers not to increase prices unilaterally without giving us a 12-month advance notice due to the fluctuation in foreign exchange. Since our inception, our suppliers generally honor such request and we have entered into contractual agreements with our suppliers regarding the request. See “Item 4. Information on the Company — B. Business — Our Suppliers.”

Trend Information

Other than the impact of the COVID-19 pandemic disclosed below, we are not aware of any trends, uncertainties, demands, commitments or events, that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

Impact of COVID-19

Our limited commercial operating history may make it difficult to evaluate our current business and predict our future performance. Most of our revenue in 2024, 2023 and 2022 were generated by providing tests for COVID-19 and other respiratory diseases; where we started realizing revenue from commercial product sales since November 2021 in the EU and other regions by devoting our resources in response to the COVID-19 pandemic. Before November 1, 2021, we had never generated any revenue from commercial sale of IVD products.

In our current portfolio, we feature five In Vitro Diagnostic (IVD) platforms: Chemiluminescence Immunoassay (ChLIA), Lateral Flow Immunoassay (LFIA), Fluorescent Immunoassay (FIA), Polymerase Chain Reaction (PCR) and Loop-mediated Isothermal Amplification (LAMP). The IVD assays we develop utilize established and widely used IVD technology platforms and their scientific principles. Currently, all of the IVD products are ready for commercialization, and do not require additional development; all clinical and analytical performance and validation studies have been completed and no additional development efforts are ongoing. Prior to the sale of our IVD products in the European Union, we must register with the relevant authority for the regulatory approvals in the European Union. We also work with local distributors to determine the regulatory obligations and appropriate strategies for market entry. We are currently preparing the documentation for the IVDR registration of our IVD products. Failure to secure registration for our IVD products in these countries could adversely impact our revenue performance.

All of our IVD products are registered under the Conformité Européenne In Vitro Diagnostic Directive (CE IVDD) in the EU and can be commercialized in the EU. Since 2023, we have commenced sales of our non-COVID products in countries within the European Union (EU), Americas, APAC, and Africa. Since the IVDR provides a transitional provision, the IVDR approval process would not currently impact the sales of our non-COVID products. To ensure compliance with the evolving IVDR requirements set by regulatory authorities, we must stay vigilant to prevent potential issues that could impact our business in EU. As regulatory requirements are subject to change, we are dedicated to proactively monitoring the regulatory environment in these strategically selected EU countries to maintain compliance and facilitate the successful marketing of our products. See “Item 4. Information on the Company — B. Business — Regulation — European Conformity Marking and Certifications” for more information about current state of development and commercialization of our IVD products.

Our ability to sustain profitability is based on numerous factors beyond our control, among other factors, including market acceptance and recognition of our IVD products, the duration of the COVID-19 pandemic and the impact of changes in regulations on the certification and regulation of IVD products on the legal sale of products in different countries. For example, since all IVD products are CE-marked under the declaration of conformity Directive 98/79/EC of the EU, when the transition period for the IVDR 2017/746 ends, these CE-marked products may need to be re-certified under the IVDR 2017/746 before they can be legally sold in the EU. The deadlines for the transition period from IVDD to IVDR are determined according to the classification of the medical device, as outlined below:

We anticipate IVDR approval by the following dates:

●	high individual risk and high public health risk products (Class D): 31 December 2027;

●	high individual risk and/or moderate public health risk products (Class C): 31 December 2028;

●	moderate individual risk and/or low public health risk (Class B): 31 December 2029;

●	low individual risk and low public health risk products placed on the market in a sterile condition (Class A sterile): 31 December 2029.

While we do not foresee any setbacks or shortcomings in obtaining regulatory approvals, we cannot guarantee the success of all our registration endeavors. If we experience delays or failures during the registration process, it could adversely affect our business and operational outcomes.

Even with the commercialization of our diagnostic products outside of COVID-19, a potential decline in demand for COVID-19 tests may significantly impact our business. For example, we purchased our raw materials in bulk to lower the cost of goods sold (“COGS”). As a result, the lower COGS allowed us to maintain a healthy gross profit margin in a competitive market. Hence, if the demand for COVID-19 tests declines, we cannot purchase the raw reagents in large quantities to sustain profitability. As the COVID-19 pandemic transitions from an epidemic to an endemic phase, there has been a notable decrease in market demand for COVID-19 related raw materials. Consequently, the prices of these raw materials have experienced a significant decline.

Other factors that are beyond our control that can affect our profitability:

●	the ability of our COVID-19 tests to detect different strains of SARS-CoV-2, the virus that causes COVID-19, created by genetic mutation or otherwise, such as the SARS-CoV-2 variants of concern known as the Alpha, Beta, Gamma, Delta, and Omicron variants or other new variants that have emerged or may emerge;

●	the ability of consumers and other customers to pay for or otherwise obtain payment coverage for our respiratory diseases test kits including COVID-19; and

●	the length of the COVID-19 pandemic and the extent to which widespread vaccinations globally reduce demand for our respiratory disease tests including COVID-19.

Rapid technological developments characterize the COVID-19 diagnostic testing market. If our COVID-19 test is rendered uncompetitive or obsolete, the demand for our COVID-19 test could be greatly reduced. Moreover, the demand for our respiratory diseases and COVID-19 tests may also be materially affected by the availability and efficaciousness of vaccines or the emergence of treatments for COVID-19. As the newly developed treatments are approved and widely used, market interest and the commercial opportunity for our COVID-19 test may significantly lessen.

5.A. Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2024, 2023 and 2022

	For the Years Ended December 31,
	2024	2023	2022
Revenues	$8,185,146	$6,711,990	$23,544,652
Total Revenues	8,185,146	6,711,990	23,544,652
Cost of Revenues	2,299,762	3,351,121	10,980,847

Gross Profit	5,885,384	3,360,869	12,563,805

Operating Expenses
Selling, general and administrative	3,435,790	1,265,240	2,168,217
Research and development	454,227	134,700	200,000
Total operating expenses	3,890,017	1,399,940	2,368,217

Income from Operations	1,995,367	1,960,929	10,195,588

Other Income (Expenses)
Interest income	337,511	165,336	42,245
Interest expense	—	—	(7,999)
Foreign exchange loss	20,469	119,419	(262,219)
Other, Income	19,495	8,025	43,562
Total other (expenses) income	377,475	292,780	(184,411)

Income before provision for income taxes	2,372,842	2,253,709	10,011,177

Provision for income taxes	—	—	—

Net income	$2,372,842	$2,253,709	$10,011,177

Revenue

For the years ended December 31, 2024, 2023, and 2022, we generated revenue of $8,185,146, $6,711,990, and $23,544,652, respectively. Total revenue increased by $1,473,156, or approximately 21.9% in year 2024 compared to 2023, driven primarily by an expanded non-COVID products portfolio and a broader client base across various regions. However, revenue in 2023 decreased significantly by $16,832,662, or approximately 71.5%, compared to 2022, primarily due to the slowdown of the global COVID-19 related test market.

Cost of revenue

For the years ended December 31, 2024, 2023, and 2022, our cost of revenue was $2,299,762, $3,351,121, and $10,980,847, respectively. The cost of revenue decreased by $1,051,359, or approximately 31.4% in year 2024 compared to 2023, driven by improved purchasing efficiency, cost optimization, and a shift in product mix. The cost of revenue decreased by $7,629,726, or approximately 69.5% in 2023 compared to 2022, which is in line with the decrease in revenue from 2022.

Gross Profit

Gross profit for the year ended December 31, 2024, amounted to $5,885,384, representing a gross margin of approximately 71.9%, compared to $3,360,869 and $12,563,805 for the years ended December 31, 2023 and 2022, which corresponded to gross margins of approximately 50.1% and 53.4%, respectively. The significant increase in gross margin in 2024 was driven by improved purchasing efficiency, bulk supplier agreements, and a shift toward higher-margin customized testing services. In contrast, the slight decrease in gross margin in 2023 compared to 2022 was primarily due to variations in the quantities and types of products sold.

Selling, general and administrative expenses

Our selling, general, and administrative (SG&A) expenses mainly consist of professional, marketing, and salary expenses. For the year ended December 31, 2024, SG&A expenses amounted to $3,435,790, an increase of $2,170,550, or approximately 171.6%, compared to $1,265,240 for the year ended December 31, 2023. This increase is in line with our revenue growth and was primarily due to higher professional fees associated with the company’s public listing process, including costs for legal, accounting, and advisory services required for regulatory compliance and listing preparations. For the year ended December 31, 2023, a decrease of $902,977, or approximately 41.6%, compared to $2,168,217 for the year ended December 31, 2022, which is in line with our decrease in revenue during that period.

Research and development expenses

Our research and development (R&D) expenses amounted to $454,227 for the year ended December 31, 2024, compared to $134,700 and $200,000 for the years ended December 31, 2023 and 2022, respectively. The increase of $319,527, or approximately 237.21% in 2024 compared with 2023 was primarily driven by the development, validation, and commercialization of medical devices and assays. The decrease in R&D expenses from 2022 to 2023 was due to a continued focus on cost-efficient development processes, utilizing established and widely used IVD technology platforms and their scientific principles, which helped maintain overall cost efficiency in our R&D efforts.

Interest income and expenses

Our interest income was $337,511 for the year ended December 31, 2024 compared to $165,336 and $42,245 for the year ended December 31, 2023 and 2022 and is mainly consist of the interest earned from our short-term investment.

Foreign exchange gain (loss), net

We have generated $20,469 and $119,419 foreign exchange gain for the years ended December 31, 2024 and 2023, respectively; $262,219 foreign exchange loss for the years ended December 31, 2022. The change in foreign exchange gain or loss is mainly due to the changes of the currency exchange rates of various currencies that we held.

Other income, net

Our other income, net for the years ended December 31, 2024, 2023 and 2022 were $19,495, $8,025 and $43,562, respectively. Other income consists of multiple miscellaneous income.

Net income

We generated a net income of $2,372,842 for the year ended December 31, 2024, as compared to $2,253,709 and $10,011,177 for the year ended December 31, 2023 and 2022, respectively. The fluctuations were predominately due to reasons as discussed above.

5.B. Liquidity and Capital Resources

As of December 31, 2024, we had a working capital of $16,804,110 consisting of cash and cash equivalent of $11,760,859 as compared to working capital of $14,756,571 consisting of cash and cash equivalent of $9,687,976 as of December 31, 2023. To date, we have primarily funded our operations through the net cash flow generated by our core business activities. We expect to finance our operations, and working capital needs in the near future from part of our net proceeds of the initial public offering and cash generated through operations.

We believe that our current levels of cash, combined with the net proceeds from our initial public offering, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We do not anticipate that in the future, we will require additional cash resources because of our diversified portfolio of IVD products and the implementation of our strategy to expand our business. If our financial resources cannot satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operate and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Cash Flows Analysis

The following summarizes the key components of our cash flows for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
	2024	2023	2022
Net cash provided by operating activities	$2,080,387	$898,367	$4,448,846
Net cash provided by (used in) investing activities	337,101	1,730,173	(1,527,900)
Net cash used in financing activities	(344,605)	(42,835)	--
Net change in cash and cash equivalents	$2,072,883	$2,585,705	$2,920,946

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2024 was $2,080,387 and were mainly comprised of the net income of $2,372,842, realized gain from short-term investment of $337,101, the decrease of accounts receivable of $820,166, the increase of prepayment of $1,910,258, decrease of prepaid and other current assets of $396,271, the decrease of rent deposit of $1,293, the increase of account payable of $798,104 and the decrease of other current liabilities of $60,930.

Net cash provided by operating activities for the year ended December 31, 2023 was $898,367 and were mainly comprised of the net income of $2,253,709, the non-cash amortization of right-of-use asset of $12,059, realized gain from short-term investment of $ 163,388, the increase of accounts receivable of $1,884,960, the decrease of inventory of $353,872, the decrease of prepayment of $1,049,599, increase of prepaid and other current assets of $305,995, the decrease of rent deposit of $1,695, the decrease of account payable of $580,891 and the increase of other current liabilities of $162,666.

Net cash provided by operating activities for the year ended December 31, 2022 was $4,448,846 and were mainly comprised of the net income of $10,011,177, the non-cash amortization of right-of-use asset of $6,252, realized gain from short-term investment of $38,885, the decrease of accounts receivable of $717,500, the increase of inventory of $353,871, the increase of prepayment of $4,822,426, increase of prepaid and other current assets of $81,020, the increase of rent deposit of $2,989, the decrease of account payable of $481,824, the decrease of other current liabilities of $486,757 and the increase of right of use asset of $18,311.

Investing Activities

Net cash provided by (used in) investing activities for the year ended December 31, 2024, 2023 and 2022 was $337,101, $1,730,173 and $(1,527,900), respectively, the amount entirely redemption from the investment in the money market.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2024, 2023 and 2022 was $344,605, $42,835 and $nil, respectively, the amount entirely for the deferred offering cost.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.”

5.D. Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

5.E. Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of these financial statements requires management to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes. There are no significant accounting estimates and assumptions that affect the consolidated financial statements.

Recently Issued and Adopted Accounting Standards

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Off-balance Sheet Commitments and Arrangements

As of December 31, 2024 and 2023, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our reporting and functional currency is the U.S. Dollar, but most of our customers are located in various countries. For instance, the functional currency in the European Union is the Euro, so some of customers will use Euro to pay our invoice. In some cases, we will give customers a payment term of 30 to 90 days. During the payment term, Euro versus US Dollar could fluctuate significantly. Moreover, sometimes we will hold Euros in our bank account. If Euro versus US Dollar fluctuates significantly, our asset value could also fluctuate when converted to our reporting currency. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

As for foreign exchange risk relating to purchasing, since our suppliers bill us in U.S. Dollars, our reporting and functional currency is the same. Therefore, there is no foreign exchange risk for our purchasing.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Since we currently do not have any loans or borrowings, we currently do not have significant interest rate risk.

Inflation Risk

We are also exposed to inflation risk. Inflationary factors, such as increases in labor costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Michael Lau	44	Chief Executive Officer
Suki Song	42	Chief Financial Officer
Chris Tian	34	Chief Business Officer
Cany Xu	57	Director
Nancy Hartzler(1)(2)(3)	61	Independent Director, Chair of Compensation Committee
Kenneth Li(1)(2)(3)	47	Independent Director, Chair of Audit Committee
David Hsu(1)(2)(3)	76	Independent Director, Chair of Nominating Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

Michael Lau has served as our Chief Executive Officer (“CEO”) since November 1, 2021. Mr. Lau has more than 10 years of experience in life sciences, therapeutics and molecular diagnostic industries. His activities have included the execution for all facets of business development, management of manufacturing process for biologics production examination the effects of cell culture medium modifications on antibody production using a mock perfusion model as a scientist. Mr. Lau has been acting as a full-time officer of Anbio since November 1, 2021 and has been responsible for business performance, strategic planning, and the department budget. Since July 2017, he served as a Vice-President of Global Head of GMP Operations for Genscript Biotech Corp. (OTCMKTS: GNNSF) (“Genscript”), a holding company which engages in the manufacture and sale of life sciences research products and services. He is responsible for Management of Business Development and Sales Team for 28 states of the United States and EU. There are no competing interests between our Company and Genscript since our Company is focused on diagnostic, while Genscript operates in the life sciences sector. He is under nondisclosure agreement with us to protect our confidential information and intellectual property from Genscript Biotech Corp. Additionally, there is no contractual arrangement between our Company and Genscript in regards to the allocation of his time. See “Item 3. — D. Risk Factors — Potential conflicts of interest may arise between the dual roles of our CEO and he may not act in our best interests.”

From April 2015 to July 2017, he served as Technical Business Development Account Manager of West Coast of Distek, Inc., a laboratory equipment supplier and he was responsible for development and commercialization of upstream cell culture products, including disposable bioreactor and controller and management of company accounts in the west territory comprised of nine states, including California. From August 2014 to April 2015, he served as a Cell Culture Scientist II of Boehringer Ingelheim, a pharmaceutical company and he was responsible for Performed technical investigations for biologics production to identify manufacturing issues and risk mitigation strategies. From August 2013 to August 2014, he served as a Cell Culture Scientist II of Regeneron Pharmaceuticals, Inc., a biotechnology company and he was responsible for establishment of scale-down production model for the development and technology transfer for biologics production. From June 2012 to August 2013, he served as a Cell Culture Scientist II of Regeneron Pharmaceuticals, Inc., a biotechnology company and he was responsible for examination the effects of cell culture medium modifications on antibody production using a mock perfusion model.

Mr. Lau received a Bachelor of Science Degree in Biology and Bachelor of Arts Degree in Economics from the University of California in Irvine in 2004 and a Doctor of Philosophy in Biochemistry and Molecular Biology from University of California, Riverside in 2010. He completed his postdoctoral fellowship at University of California, Los Angeles in 2012 and his Master in Business Administration from the University of Wisconsin-Eau Claire in December 2023. We believe that Mr. Lau is qualified to serve as our CEO by reasons of professional experiences and qualifications.

Suki Song has served as our Chief Financial Officer (“CFO”) since November, 2024 and. Ms. Song has over 20 years of public accounting and financial management experience. Ms. Song worked as senior audit manager from September 2017 to May 2023, and audit manager from September 2012 to August 2017 at Orient Best Certified Public Accountants, where she managed PCAOB audits, resolved complex accounting issues, and provided high-level financial consulting services. Before that, Ms. Song worked as audit manager from April 2009 to August 2012, and Audit Supervisor from July 2008 to March 2009 at Weinberg and Company, P.A., where she managed audit planning and execution and the firm’s risk and control evaluation. From September 2004 to June 2008, Ms. Song worked as senior associate at PwC, where she managed audit and tax-related tasks, including financial statement audits, profitability analysis and tax return reviews. Ms. Song obtained her master’s degree in accounting at University of Illinois at Urbana-Champaign in May 2024. Ms. Song is a Certified Public Accountant (CPA), a member of Association of Chartered Certified Accountants (ACCA), Certified Internal Auditor (CIA), Certified Information Systems Auditor (CISA), and Certified Information Security Manager (CISM).

Chris Tian has been our Chief Business Officer since November 2023, leveraging his seven years of experience in the biotechnology and microbiology industry. In this capacity, he oversees various responsibilities, including managing customer channels, leading business negotiations, and coordinating business needs and internal resources to align with the company’s strategic business objectives. Before joining our organization, from September 2019 to September 2023, he held the position of Business Director at VIKBAY AB. During this time, he secured customer CRO contracts, supervised laboratory operations, and provided consulting services to medical institutions. Preceding his role at VIKBAY AB, from October 2016 to October 2019, he served as a microbiology researcher for Amway, a prominent company in the Health, Beauty, and Home Care Industry. In this capacity, he amassed experience in quality control management and delivering exceptional customer service to achieve high client satisfaction and retention rates. Chris Tian earned a Bachelor’s degree in Science, Technology, Health, Biology from Université d’Auvergne in France in 2016. Leveraging his extensive background and expertise in the biotechnology industry, he plays a pivotal role in shaping and executing our company’s business strategies, leading the organization to achieve its objectives.

Cany Xu has been serving as our Director since May 7, 2023. Mr. Xu has more than 10 years of experience in manufacturing industry. Prior to joining our Company, from July 2011 to July 2021, Mr. Xu served as the vice president of Heshan Machinery, a company specializes in design, production, and sales of equipment parts. He was responsible for supervising manufacturing and production processes. Mr. Xu played a crucial role in shaping the company’s strategic direction, ensuring the manufacturing quality and achieving technology innovation. Mr. Xu obtained his bachelor’s degree in history in 1990.

None of the executive officer or Mr. Xu were selected as a member of senior management or as a director are under any arrangement or understanding with major shareholders or others as defined in Item 6.A.5 of Part I of Form 20-F.

Nancy Hartzler is our independent director. Ms. Hartzler has extensive hands-on litigation experience, including bench trial, jury trials and arbitrations. As principal or second-chair attorney on cases pending, settled, or tried in state and federal court, Ms. Hartzler has handled cases involving business torts, environmental property damage, and employment disputes. She worked as a partner at Hartzler & Hartzler since July 2011. From July 2006 to July 2010, she worked at Myers, Widders, Gibson, Jones & Schneider, LLP, where she was specialized in civil litigation. She has worked at Hartzler & Hartzler from June 2001 to August 2006. Ms. Hartzler obtained her bachelor’s degree at University of Arizona Tucson in 1990 and her J.D. degree at University of Texas, Austin in 1993.

Kenneth Li is our independent director. Mr. Li has more than 10 years’ experience in accounting and finance. He worked as information security administrator at Novogradac & Company, LLP since 2019. From 2017 to 2019, Mr. Li served as chief financial manager at Metlife, where he performed presentations and trained sales managers and associates on United States federal and state income tax, federal estate and gift tax, and tax consequences on various trusts. From 2014 to 2016, Mr. Li worked as senior tax accountant at Oum & Company, LLP, where he prepared complex individual, trust, partnership and corporate tax returns. From 2013 to 2014, Mr. Li worked as staff accountant at Novogradac & Company, LLP, where he was involved in accounting, audit and tax engagements with respect to year-end financial statement audits and tax returns as well as cost certifications and cost segregation studies. Mr. Li worked as credit analyst at Wells Fargo from 2006 to 2011. Mr. Li obtained his bachelor’s degree in business administration in San Francisco State University in 2002. Mr. Li is a Certified Public Accountant in California.

David Hsu is our independent director. Mr. Hsu has more than 40 years working experience in the areas of food, health food, medical device, OTC drug, dietary supplement, and cosmetic products in both technical field and FDA regulations. He has been the president of New Century AAA Inc. since 2006, a company provides technology and marketing consulting services for food, medicine, health food, medical equipment, and cosmetics. From 2000 to 2006, Mr. Hsu served as senior consumer safety officer at FDA. From 1995 to 2000, he served as senior scientist of Warner Lambert Inc., which is a subsidiary of Pfizer Inc. and focuses on research in technology applied in drug products. Mr. Hsu worked as project manager at Presto Food from 1992 to 1995 and senior engineer at Monsanto Chemical Co. from 1989 to 1992. He worked as chemist at Wrigley Inc., Philip Morris, and Mearl Corp from 1986 to 1988, from 1980 to 1986, and from 1978 to 1980, respectively.

Mr. Hsu obtained his master’s degree in food science and technology at University of Delaware in 1977. Mr. Hsu has been lecturing in California State University on FDA regulations. He is founding president of American Nutritional Supplement and Medicine Association (ANSMA) since 2019. ANSMA is a prominent American trade association in America (formerly was Asian Nutrition and Health Association) in the area of OTC drug, dietary supplement, cosmetic product, and medical devices with members consists mainly of distributors and suppliers.

None of our independent director were selected as a director are under any arrangement or understanding with major shareholders or others as defined in Item 6.A.5 of Part I of Form 20-F.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Service Agreements

We have entered into a service agreement with each of our executive officers. The service agreement will be automatically renewed unless terminated by the Company or the executive officer. Each executive may terminate the service agreement without cause upon 90 calendar days’ written notice to the Company. Each executive officer agrees that we shall own all of the intellectual property developed by such officer during his or her employment.

We plan to implement the incentive compensation with the CEO, Michael Lau, and CBO, Chris Tian, if the Company exceeds the Market Capitalized Target (the “Market Cap”) of $1,000,000,000 for six consecutive months (the “Goal”), then the CEO and CBO will be entitled for $10,000,000 stock and $5,000,000 stock, respectively, under the executive incentive compensation plan.

The above mentioned incentive compensation plans is to provide incentive compensation if the performance of both the Company and the executive exceeds expectations. The incentive compensation plan is paid via Restricted Stock Units (“RSU”) comprising of Class A Ordinary Shares, to the CEO and CBO. The Market Cap shall be determined by multiplying the closing price of the Class A Ordinary Shares on each trading day by the total number of outstanding Class A Ordinary Shares at the close of that respective trading day. On the date the Goal is reached and maintained for six months (“Trigger Day”), the number of Class A Ordinary Shares subject to RSU shall be determined as follows:

●	Agreed amount to divide the six-month average of the Company’s stock’s daily closing price preceding Trigger Day (“Granted RSU”)

The Granted RSU will be vested in five equal annual installments of 20% each, on Trigger Day and its subsequent four anniversaries, provided that the executive remains employed with the Company on each vesting date and the total Class A Ordinary Shares issued under the incentive compensation plans shall be no more than 10% of total Class A Ordinary Shares outstanding for any 12 months’ period.

Compensation of Directors and Executive Officers

For the fiscal years ended December 31, 2024, 2023 and 2022, we paid an aggregate of US$480,411, US$380,967 and US$370,000, respectively, which is the total amount of base salary plus bonus, in cash to our executive officers. We have not paid any compensation to our director for the fiscal years ended December 31, 2024, 2023 and 2022. For the fiscal years ended December 31, 2023 and 2022, we did not have any non-executive or independent directors and therefore have not paid any compensation to any non-executive or independent directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We plan to first implement the incentive compensation with Mr. Cany Xu, our executive director, if the Company exceeds the Market Cap of $1,000,000,000 for six consecutive months, then Mr. Xu will be entitled to receive a number of new Class A Ordinary Shares equal to 10% of then outstanding Class A Ordinary Shares (excluding the Class A Ordinary Shares issued to others executives in the past 12 months under the executive incentive compensation plan) on that particular grant day.

Clawback Policy

On December 23, 2024, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors

Our Board of Directors consists of four (4) directors, a majority of whom are independent as such term is defined by the Nasdaq Global Market.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Provided that proper disclosure has been given to the directors as mentioned above, a director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Committees of the Board of Directors

Our board of directors consists of four directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The directors may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There are no directors’ service contracts with the Company or its subsidiaries providing for benefits upon termination of employment.

The Board has adopted an executive compensation recovery policy that recovers erroneously awarded incentive-based compensation if a company needs to prepare an accounting restatement due to the company’s noncompliance with any financial reporting requirement.

The Board has adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading.

With all of the above referenced charters and procedures in place, the Company is committed to corporate governance practices that are compliance with applicable laws, regulations and exchange requirements.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

We have established an audit committee, a compensation committee and a nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Nancy Hartzler, Mr. Kenneth Li, and Mr. David Hsu and is chaired by Mr. Kenneth Li. Ms. Nancy Hartzler, Mr. Kenneth Li, and Mr. David Hsu each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Kenneth Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Ms. Nancy Hartzler, Mr. Kenneth Li, and Mr. David Hsu and is chaired by Ms. Nancy Hartzler, Ms. Nancy Hartzler, Mr. Kenneth Li, and Mr. David Hsu each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board;

●	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating Committee. Our nominating committee consists of Ms. Nancy Hartzler, Mr. Kenneth Li, and Mr. David Hsu and is chaired by Mr. David Hsu. Ms. Nancy Hartzler, Mr. Kenneth Li, and Mr. David Hsu each satisfies the “independence” requirements of Section Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ general meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers; and

●	exercising the borrowing powers of our company and mortgaging the property of our company.

Corporate Governance

The business and affairs of the Company are managed under the direction of our board of directors. We have conducted board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or the directors have passed resolutions through written resolutions. In addition to the contact information in this annual report, the board has adopted procedures for communication with the officers and directors as at the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of our board of directors.

6.D. Employees

As of the date of this annual report, we have 27 staff members including full time employees and contractors on an as needed basis. Our staff includes individuals with bachelor’s, master’s, and PhD qualifications. Around 15% of our staff members are involved with research and development (R&D), who provide feedback on assay development and validation of our existing and novel assays to promote adequate customer service. The other staff members are engaged in various business functions including 4 of whom in general and administration, 5 of whom in regulatory, 9 of whom in business development, and 5 of whom in finance. 17 of our staff members reside in North America and the others reside in Europe, South America, Africa and Asia. None of our staff members are represented by a labor union or covered under a collective bargaining agreement. We consider our relationship with our staff members to be good.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report for

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares and Class B Ordinary Shares.

The calculations in the table below are based on 43,891,200 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has fifty (50) votes. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Executive Officers and Directors	Amount of Beneficial Ownership of Class Ordinary Shares(1)	Percentage Ownership of Class A Ordinary Shares(2)	Amount of Beneficial Ownership of Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares	Combined Voting Power of Class A and Class B Ordinary Shares(2)
Directors and Named Executive Officers:
Michael Lau, CEO	-	-	-	-	-
Suki Song, CFO	-	-	-	-	-
Chris Tian, CBO	-	-	-	-	-
Cany Xu, Director	-	-	-	-	-
Nancy Hartzler, Independent Director	-	-	-	-	-
Kenneth Li, Independent Director	-	-	-	-	-
David Hsu, Independent Director	-	-	-	-	-
All executive officers and directors as a group (7 persons)	-	-	-	-	-

5% or Greater Shareholders
CVC Investment(1)	2,100,000	4.78%	50,000,000	50%	49.61%
Northwestern Investment(2)	2,100,000	4.78%	50,000,000	50%	49.61%

(1)	A Cayman Islands company, having its registered address at P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 — 1205 Cayman Islands. James Howard has voting control and investment control of CVC Investment and the 2,100,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares held by CVC Investment.

(2)	A Cayman Islands company, having its registered address at P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 — 1205 Cayman Islands. Mark Martinez has voting control and investment control of Northwestern Investment and the 2,100,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares held by Northwestern Investment.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees - 6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees - 6.B. Compensation-Service Agreements.”

Other Related Party Transactions

Our former CFO, Richard Chen, is one of the partners of CLC LLP (hereafter “CLC”). CLC provided accounting services to our company from late 2021. 2021 and 2022 accounting fee incurred was $97,592.34. For year- end December 31, 2023, the total accounting fee incurred to CLC is $54,746. We did not incur any accounting fees with CLC LLP in 2024.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

As of the date of this annual report, we are not aware that we are involved in any legal or administrative litigation that may have a material adverse effect on the company’s business, balance sheet, operating performance and cash flow.

Dividend Policy

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. Cash dividends on our Class A Ordinary Shares, if any, will be paid in U.S. dollars.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

Dividends in the British Virgin Islands

Distributions by BVI companies are governed by the BVI Business Companies Act, 2004 (as amended) (the “BVI Companies Act”) and the memorandum and articles of the relevant BVI company. Under the BVI Companies Act, a “distribution”, in relation to a distribution by a BVI company to a member, means (i) the direct or indirect transfer of an asset, other than the company’s own shares, to or for the benefit of the member; or (ii) the incurring of a debt to or for the benefit of a shareholder, in relation to shares held by a shareholder, or to the entitlements to distributions of a member who is not a shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of shares, a transfer of indebtedness or otherwise, and includes a dividend.

Subject to the memorandum and articles of the relevant BVI company, the directors of a BVI company may, by resolution, authorize a distribution by the company to shareholders at such time and of such an amount, as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution, (i) the value of the company’s assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due (the “Solvency Test”). A resolution of directors authorizing a distribution must contain a statement that, in the opinion of the directors, the company will, immediately after the distribution, satisfy the Solvency Test. If, after a distribution is authorized and before it is made, the directors cease to be satisfied on reasonable grounds that the company will, immediately after the distribution is made, satisfy the Solvency Test, any distribution made by the company is deemed not to have been authorised.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Global Market under the symbol “NNNN.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act (as amended), insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as collectively, the “M&A”; respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Cayman Islands Companies Act on July 27, 2021. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can affect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation for a specified period (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Share

All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid and non-assessable. Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered book-entry form, and are issued when registered in our register of members. Unless the Board of Directors determines otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares.

Our authorized share capital is US$50,000, divided into 500,000,000 Ordinary Shares of par value of US$0.0001 each, comprising of 400,000,000 Class A Ordinary Shares of US$0.0001 par value each and 100,000,000 Class B Ordinary Shares of US$0.0001 par value each. Subject to the provisions of the Cayman Islands Companies Act and our articles, the directors have general and unconditional authority to allot, grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. No share may be issued at a discount except in accordance with the provisions of the Cayman Islands Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

As of the date of this annual report, there are currently 43,891,200 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares issued and outstanding.

Class A Ordinary Shares

Each Class A ordinary share in the Company confers upon the shareholder the right to one vote per share at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class A Ordinary Share will vote together with holders of our Class B ordinary shares as a single class on all matters presented to our shareholders for their approval at any general meeting.

Each Class A ordinary share in the Company confers upon the shareholder the right to an equal share in any dividend paid by the Company.

Each Class A ordinary share in the Company confers upon the shareholder the right to an equal share in the distribution of the surplus assets of the Company on its winding up.

All of our issued Class A ordinary shares are fully paid and non-assessable. Our Class A ordinary shares are issued in registered form. Share certificates will not be issued unless our directors determine otherwise. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Class A ordinary shares.

The primary purpose of the Class A Issuance was to secure additional resources from shareholders to support the Company’s growth and advance the commercialization of our non-COVID products. Furthermore, these shareholders have been instrumental in providing valuable business opportunities to Anbio, including introductions to distribution and manufacturing partners, resulting in increased sales of non-COVID products and access to management talent.

Class B Ordinary Shares

Each Class B ordinary share in the Company confers upon the shareholder the right to fifty votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B ordinary share will vote together with holders of our Class A ordinary share as a single class on all matters presented to our shareholders for their approval at any general meeting.

Class B ordinary shares do not have any economic interest in our Company, save that, upon a winding up, each Class B ordinary share shall entitle the holder thereof to repayment of capital in an amount equal to the par value of thereof, being an amount of $0.0001 per Class B ordinary share.

Our Class A ordinary shares are not convertible into Class B ordinary shares, and our Class B ordinary shares are not convertible into Class A ordinary shares, under any circumstances.

The nature of the Class A and Class B Issuance was to secure resources from shareholders to support the Company’s growth and advance the commercialization of our non-COVID products. Furthermore, these shareholders have been instrumental in providing valuable business opportunities to Anbio, including introductions to distribution and manufacturing partners, resulting in increased sales of non-COVID products in the fiscal year ended December 31, 2023. Additionally, the issuance of high-vote Class B shares would allow the holders of Class B shares to maintain values and execute long-term growth strategy and objectives of the Company, thereby ensuring the continuity of our strategic goals, business philosophy, and corporate culture.

Dividends

Subject to the provisions of the Cayman Islands Companies Act and any rights and restrictions attaching to any class or classes of shares under and in accordance with the Articles, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose. Our Class B Ordinary Shares do not confer upon the holders thereof any rights to receive dividends.

Subject to the Cayman Islands Companies Act requirements regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Pursuant to our articles of association, holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote for each Class A Ordinary Share and fifty (50) votes for each Class B Ordinary Share which such shareholder holds. At any general meeting, a resolution put to the vote of the meeting shall be decided by a poll and not on a show of hands.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a duly convened and constituted general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes cast at such a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Cayman Islands Companies Act and our M&A. A special resolution will be required for important matters such as a change of name or making changes to our M&A, as set out in the Cayman Islands Companies Act.

Variation of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied by, or with the approval of, our directors without the consent of the holders of the shares of that class if our directors determine that the variation is not materially adverse to the interests of those shareholders or, otherwise, either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by duly authorized representative or proxy at a separate general meeting of the holders of shares of that class.

Unless the terms of issue or other rights attaching to a class of shares provide otherwise, the rights conferred on the holders of shares of any class shall not be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Islands Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Islands Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate fixed by the terms of allotment or terms of issue or as the directors determine. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time, directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture of Shares

If a shareholder fails to pay any call the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeit, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with interest from the date of forfeiture until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A certificate in writing under the hand of a director or officer of the Company that a share has been forfeited on a specific date shall be conclusive evidence that the particular shares have been forfeited on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the certificate shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Islands Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Islands Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase our own shares of any class, including any redeemable shares, on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Cayman Islands Companies Act, including out of any combination of our profits, share premium account, capital or the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of ordinary share complies with applicable rules of the Nasdaq, a shareholder may transfer any ordinary share to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other common form or form approved by the directors, executed:

(a)	where the ordinary shares are fully paid, by or on behalf of that shareholder; and

(b)	where the ordinary shares are unpaid or partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into the register of members of the Company.

Where the ordinary shares in question are not listed on or subject to the rules of Nasdaq, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been item up or is subject to a company lien. Our board of directors may also decline to register any transfer of any ordinary shares, unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the ordinary share to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of ordinary share;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the ordinary share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

The registration of transfers may, subject to compliance with the rules of the relevant stock exchange (including as to notice), be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under the Cayman Islands Companies Act to inspect or obtain copies of our register of members or our corporate records (other than copies of our M&A and register of mortgages and charges, and any special resolutions passed by our shareholders). Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. No shareholder (not being a director) shall have any right of inspection of any account or book or document of our company except as conferred by law or authorised by our board of directors or by an ordinary resolution of our shareholders.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Islands Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. In the event that the directors do not convene such meeting for a date not later than 30 days after the date of receipt by the Company of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within 45 days after the end of such period of 30 days.

At least 5 days’ notice of a general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting, and the business to be conducted at the meeting. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders.

Subject to the Cayman Islands Companies Act and with the consent of (1) in the case of the annual general meeting, all shareholders entitled to attend and vote thereat, and (2) in the case of any other general meeting, one or more shareholders holding shares representing not less than two-thirds of all votes attaching to the issued and outstanding shares carrying the right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within half an hour from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the directors may determine and if at such adjourned meeting a quorum is not present within fifteen (15) minutes from the time appointed for holding the meeting, the shareholders present shall be a quorum.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for fourteen days or more, at least five days’ notice specifying the place, the day and the hour of the adjourned meeting shall be given in accordance with the articles.

At any general meeting, a resolution put to the vote of the meeting shall be decided by a poll and not on a show of hands.

In the case of an equality of votes on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited unless otherwise determined by our shareholders by ordinary resolution.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

The directors shall be entitled to such remuneration as the directors may determine.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Under the articles of association, the office of a director shall be vacated forthwith if:

(a)	he ceases to be a director by virtue of, or becomes prohibited from being a director by reason of, an order made under any provisions of any law or enactment;

(b)	he becomes bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice signed by him and delivered to us;

(d)	he was only appointed as a director for a fixed term and such term expires;

(e)	he dies or, in the opinion of a registered medical practitioner by whom he is being treated, is or becomes of unsound mind;

(f)	he is given notice at his last known address, signed by all of the other directors (not being less than two in number) directing his removal;

(g)	he is absent (without being represented by an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office; or

(h)	he is removed from office by ordinary resolution.

Each of the compensation committee and the nominating committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the Nasdaq corporate governance rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the Nasdaq corporate governance rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Islands Companies Act and our M&A, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our M&A or regulation made by the company in general meeting.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Our board of directors have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local board or agency and delegate to it its powers and authorities for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local board, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company shall declare (whether by specific or general notice) the nature of their interest at a meeting of the directors. Subject to the Nasdaq rules, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that such director may be interested therein and if such director does so their vote shall be counted and such director may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

A general notice given to the board of directors by any director to the effect that he is a member or director of (or is otherwise interested in) any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated.

Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with the company or any company in which the company is interested, such proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning the director’s own appointment.

Capitalization of Profits

The directors may resolve to capitalize any amount standing to the credit of our reserves (including our share premium account, our capital redemption reserve and our profit and loss account), which is available for distribution.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Islands Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Islands Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, a statement of the shares held by each shareholder, and of the amount paid or agreed to be considered as paid, on the shares of each shareholder;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Islands Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a person who has agreed to become a shareholder and who is registered in the register of members is deemed as a matter of the Cayman Islands Companies Act to be a shareholder. Furthermore, as a matter of the Cayman Islands Companies Act, the registration of any person in the register of members as holder of any shares shall be prima facie evidence of such person having have legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

British Virgin Islands Taxation

There are no capital gains, gift or inheritance taxes levied by the BVI government on companies incorporated or re-registered under the BVI Companies Act. In addition, shares of companies incorporated or re-registered under the BVI Companies Act are not subject to transfer taxes, stamp duties or similar charges, provided the BVI company does not have a direct or indirect interest in any land in the BVI.

A holder of shares in a BVI company who is not a resident of the BVI is not required to pay tax in the BVI on (i) dividends paid with respect to the shares or (ii) any gains realized during that year on sale or disposal of such shares, provided the BVI company does not have a direct or indirect interest in any land in the BVI.

The laws of the BVI does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Companies Act.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by a U.S. Holder (as defined below) that holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Class A Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our Class A Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Class A Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the proceeds from our initial public offering, and the market price of our Class A Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our Class A Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization (which will fluctuate from time to time). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules” beginning on page 73.

Dividends

Any cash distributions paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Class A Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Our Class A Ordinary Shares have been approved for listing on Nasdaq Global market under the symbol “NNNN.” We believe that the ordinary should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the Class A Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Class A Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on our Class A Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class A Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Class A Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election with respect to such stock. If a U.S. Holder makes this election with respect to our Class A Ordinary Shares, the holder will generally(i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to- market election in respect of our Class A Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Class A Ordinary Shares are treated as marketable stock upon their listing on Nasdaq Global Market. We anticipate that our Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our Class A Ordinary Shares if we are or become a PFIC.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company - C. Organizational Structure.”

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Our reporting and functional currency is the U.S. Dollar, but most of our customers are located in various countries. For instance, the functional currency in the European Union is the Euro, so some of customers will use Euro to pay our invoice. In some cases, we will give customers a payment term of 30 to 90 days. During the payment term, Euro versus US Dollar could fluctuate significantly. Moreover, sometimes we will hold Euros in our bank account. If Euro versus US Dollar fluctuates significantly, our asset value could also fluctuate when converted to our reporting currency. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

As for foreign exchange risk relating to purchasing, since our suppliers bill us in U.S. Dollars, our reporting and functional currency is the same. Therefore, there is no foreign exchange risk for our purchasing.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Since we currently do not have any loans or borrowings, we currently do not have significant interest rate risk.

Inflation Risk

We are also exposed to inflation risk. Inflationary factors, such as increases in labor costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-284106), as amended, which registered 1,600,000 Class A ordinary shares and was declared effective by the SEC on February 18, 2025, for our initial public offering, which completed on February 20, 2025, at an initial offering price of US$5.00 per Class A ordinary share.

In connection with the issuance and distribution of the Class A ordinary shares in our initial public offering, our expenses incurred and paid to others totaled approximately US$2,788,131, which included US$560,000 for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$7,230,000 from our initial public offering.

As of the date of this annual report, we have not used any proceeds from our initial public offering.

None of these net proceeds from our initial public offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, is required since we become a public company and after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as December 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c)	Attestation report of the registered public accounting firm.

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Ms. Nancy Hartzler, Mr. Kenneth Li, and Mr. David Hsu and is chaired by Mr. Kenneth Li. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Kenneth Li qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at https://www.anbiobiotechnology.com.

Item 16C. Principal Accountant Fees and Services

YCM CPA INC. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2024, 2023 and 2022. Audit services provided by YCM CPA INC. for the fiscal year ended December 31, 2024, 2023 and 2022 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by YCM CPA INC., our independent registered public accounting firms, for the periods indicated.

	Year ended December 31,
Services	2023	2024
	US$	US$
Audit Fees (1) - YCM CPA INC.	291,508	152,000
Audit-Related Fees (2)	5,800	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	297.308	152,000

Note:

1.	“Audit fees” include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

2.	“Audit-related fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

3.	“Tax fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

4.	“All other fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16g. Corporate governance

As a company listed on the Nasdaq Global Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Risk Factors-Risks Related to Our Class A Ordinary Share- Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

Risk Management and Strategy

As a global diagnostic company offering in vitro diagnostics products, we recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (Filed No. 333-284106), filed with the SEC on February 10, 2025)

2.1*	Description of Registrant’s Securities

4.1	Service Agreement by and between Anbio Biotechnology and Michael Lau (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (Filed No. 333-284106), filed with the SEC on February 10, 2025)

4.2	Service Agreement by and between Anbio Biotechnology and Suki Song (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (Filed No. 333-284106), filed with the SEC on February 10, 2025)

4.3	Service Agreement by and between Anbio Biotechnology and Chris Tian (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (Filed No. 333-284106), filed with the SEC on February 10, 2025)

4.4	Form of Supply Agreement (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (Filed No. 333-284106), filed with the SEC on February 10, 2025)

4.5	Form of Service Agreement (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (Filed No. 333-284106), filed with the SEC on February 10, 2025)

4.6	Form of Director offer letter (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (Filed No. 333-284106), filed with the SEC on February 10, 2025)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (Filed No. 333-284106), filed with the SEC on February 10, 2025)

11.2*	Insider Trading Policy

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (Filed No. 333-284106), filed with the SEC on February 10, 2025)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Anbio Biotechnology

By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Chief Executive Officer

Date: April 28, 2025

ANBIO BIOTECHNOLOGY

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

Anbio Biotechnology

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Anbio Biotechnology and subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in shareholder’s equity, and cash flows for the three years ended December 31, 2024, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2023.

PCAOB ID 6781

Irvine, California

April 28, 2025

ANBIO BIOTECHNOLOGY
CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$11,760,859	$9,687,976
Accounts receivable, net	1,064,794	1,884,960
Prepayment	5,683,085	3,772,827
Prepaid and other current assets	25,606	403,868
Total Current Assets	18,534,344	15,749,631

Deferred offering cost	387,440	42,835
Other receivables	—	18,009
Deposit	—	1,293
TOTAL ASSETS	$18,921,784	$15,811,768

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,625,255	$827,151
Other current liabilities	104,979	165,909
Total Current Liabilities	1,730,234	993,060
TOTAL LIABILITIES	1,730,234	993,060

Shareholders’ Equity:
Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 42,291,200 issued and outstanding at December 31, 2024 and December 31, 2023.	4,229	4,229
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 100,000,000 issued and outstanding at December 31, 2024 and December 31, 2023.	10,000	10,000
Additional paid-in capital	3,780	3,780
Retained earnings	17,173,541	14,800,699
Total Shareholders’ Equity	17,191,550	14,818,708
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$18,921,784	$15,811,768

The accompanying notes are an integral part of these consolidated financial statements.

ANBIO BIOTECHNOLOGY
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2024	2023	2022
Revenues	$8,185,146	$6,711,990	$23,544,652
Total Revenues	8,185,146	6,711,990	23,544,652

Cost of Revenues	2,299,762	3,351,121	10,980,847
Gross Profit	5,885,384	3,360,869	12,563,805

Operating Expenses
Selling, general and administrative	3,435,790	1,265,240	2,168,217
Research and development	454,227	134,700	200,000
Total operating expenses	3,890,017	1,399,940	2,368,217
Income from operations	1,995,367	1,960,929	10,195,588

Other Income (Expenses)
Interest income	337,511	165,336	42,245
Interest expense	—	—	(7,999)
Foreign exchange gain (loss)	20,469	119,419	(262,219)
Others, net	19,495	8,025	43,562
Total other (expenses) income	377,475	292,780	(184,411)
Income before provision for income taxes	2,372,842	2,253,709	10,011,177
Provision for income taxes	—	—	—
Net income	$2,372,842	$2,253,709	$10,011,177

Basic and diluted earnings per Class A share	$0.056	$0.105	$100,112
Weighted average shares outstanding-Class A	42,291,202	21,435,316	100

The accompanying notes are an integral part of these consolidated financial statements.

ANBIO BIOTECHNOLOGY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Ordinary Shares				Additional		Total
	Class A Shares	Amount	Class B Shares	Amount	Paid-In Capital	Retained Earnings	Shareholders’ Equity
Balance as of December 31, 2022	100	$—	—	$—	$—	$12,546,990	$12,546,990
Cancellation of Class A Shares	(98)	—	—	—	—	—	—
Issuance of Class A Shares	42,291,200	4,229	—	—	3,780	—	8,009
Reclassification from Class A Shares to Class B Shares	(2)	—	2	—	—	—	—
Issuance of Class B Shares	—	—	99,999,998	10,000	—	—	10,000
Net income	—	—	—	—	—	2,253,709	2,253,709
Balance as of December 31, 2023	42,291,200	$4,229	100,000,000	$10,000	$3,780	$14,800,699	$14,818,708
Net income	—	—	—	—	—	2,372,842	2,372,842
Balance as of December 31, 2024	42,291,200	$4,229	100,000,000	$10,000	$3,780	$17,173,541	$17,191,550

The accompanying notes are an integral part of these consolidated financial statements.

ANBIO BIOTECHNOLOGY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Cash flows from operating activities:
Net income	$2,372,842	$2,253,709	$10,011,177
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of right-of-use asset	—	12,059	6,252
Realized gain from short-term investment	(337,101)	(163,388)	(38,885)
Net changes in operating assets and liabilities:
Accounts receivable	820,166	(1,884,960)	717,500
Inventory	—	353,872	(353,871)
Prepayment	(1,910,258)	1,049,599	(4,822,426)
Prepaid and other current assets	396,271	(305,995)	(81,020)
Rent deposit	1,293	1,696	(2,989)
Accounts payable	798,104	(580,891)	(481,824)
Operating lease liability			(18,311)
Other current liabilities	(60,930)	162,666	(486,757)
Net cash provided by operating activities	2,080,387	898,367	4,448,846

Cash flows from investing activities:
Purchase of investment in money market	(35,466,235)	(18,544,250)	(16,089,836)
Sale of investment in money market	35,803,336	20,274,423	14,561,936
Net cash provided by (used in) investing activities	337,101	1,730,173	(1,527,900)

Cash flows from financing activities:
Deferred offering cost	(344,605)	(42,835)	—
Net cash used in financing activities	(344,605)	(42,835)	—

Net change in cash and cash equivalents	2,072,883	2,585,705	2,920,946
Cash and cash equivalents at beginning of period	9,687,976	7,102,271	4,181,325
Cash and cash equivalents at end of period	$11,760,859	$9,687,976	$7,102,271

Supplemental disclosure of non-cash investing and financing Activities:
Receivable from issuance of 42,291,200 Class A ordinary shares at June 30, 2023	$—	$8,009	—
Receivable from issuance of 100,000,000 Class B ordinary shares at June 30, 2023	$—	$10,000	—
Initial recognition of right-of-use assets and lease liabilities	—	—	18,311

The accompanying notes are an integral part of these consolidated financial statements.

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Note 1 — Nature of business and organization

Anbio Biotechnology (“Anbio” or “the Company”) was incorporated on July 27, 2021 in the Cayman Islands. Anbio designs and outsources manufacturing to the original equipment manufacturers (OEM), and distributes laboratory and point of care (POCT) in vitro diagnostics (IVD) and other medical solutions in the medical device industry and COVID-19 Rapid Antigen Test.

Anbio Biotechnology Limited (“Anbio HK”) is a subsidiary wholly owned by Anbio and was incorporated in Hong Kong SAR, China on August 6, 2021. Anbio HK had limited operations in year 2021, but starting from 2022 and onwards, as a holding company, is not expected to engage operational activities. Beijing AnBiAo Biotechnology Limited (“Beijing AnBiAo”) is wholly owned by Anbio HK for all the periods presented. AnBiAo Biotechnology (Xiamen) Limited (“AnBiAo Xiamen”) and AnBai (Beijing) Biomedical Technology Limited (“AnBai”) are owned by Beijing AnBiAo.

Beijing AnBiAo is a subsidiary wholly owned by Anbio HK and was established in Beijing, China on September 10, 2021. AnBiAo Xiamen is a subsidiary wholly owned by Beijing AnBiAo and was established in Xiamen, China on October 22, 2021. AnBai is a subsidiary wholly owned by Beijing AnBiAo on February 7, 2023.

Anbio Biotechnology Pty Ltd. (“Anbio Australia”) is a subsidiary wholly owned by Anbio and was established in Australia on October 6, 2021. Anbio Australia is established to target the Australia market.

Anbio Biotechnology Limited (“Anbio BVI”) is a subsidiary wholly owned by Anbio and was established in British Virgin Islands on November 30, 2021. Anbio BVI mainly distributes testing kits and reagents to customers worldwide under the company’s own brands or in collaboration with distributors.

PharVac Limited (“PharVac BVI”) is a subsidiary wholly owned by Anbio and was established in British Virgin Islands on April 13, 2022.

On October 27, 2021, Anbio owned 100% of the shares of Anbio HK and Anbio Australia. As of December 31, 2024, Anbio BVI was the only entity that had active operations and generated revenue and profit. All other entities are either investment holding companies or are not in active operations and generated no revenue since their inception to December 31, 2024.

Anbio Biotechnology Limited (“Anbio UK”), was incorporated under the laws of UK as a wholly owned subsidiary of Anbio. Anbio UK was dissolved on January 7, 2025, and has not conducted any operations before the date of dissolution.

Anbio Biotechnology (“Anbio France”), was incorporated under the laws of France as a wholly owned subsidiary of Anbio HK. Anbio France was dissolved on April 3, 2025, and has not conducted any operations before the date of dissolution.

On February 25, 2025, Anbio Samoa was incorporated under the laws of the Independent State of Samoa as a wholly owned subsidiary of PharVac BVI to design and sell IVD products.

On June 30, 2023, the Company authorized 500,000,000 shares, comprising of 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall consistently vote collectively as a unified class for all resolutions brought before the shareholders. Every Class A Ordinary Share will confer upon its possessor one (1) voting right for all matters subject to voting, whereas each Class B Ordinary Share will grant its holder fifty (50) voting rights for these identical matters. Class B Ordinary Shares do not possess any economic interests, except for the entitlement to capital repayment in the event of liquidation. Under no circumstances are Class A Ordinary Shares convertible into Class B Ordinary Shares, and vice versa.

Pursuant to this reorganization, two shareholders own 100,000,000 Class B Ordinary Shares in the aggregate, with a par value of $0.0001 per share. There are twenty-one shareholders collectively holding Class A Ordinary Shares, and among them, the two aforementioned Class B shareholders also maintain ownership of 4,200,000 Class A Ordinary Shares with a par value of $0.0001 per share. The remaining nineteen shareholders own 38,091,200 Class A Ordinary Shares. As of December 31, 2024, there were 42,291,200 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares issued and outstanding.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are entities in which the Company directly or indirectly controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in the consolidated financial statements for detailing the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who review consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has only one operating segment as defined by ASC 280. This is supported by the operational structure of the Company which is designed and managed to share resources across the entire suite of products offered by the business. Such resources include research and development, product design, marketing, operations, and administrative functions.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenues, expenses, and the related disclosures at the date of the consolidated financial statements and during the reporting period. Actual results could materially differ from these estimates. There are no significant accounting estimates and assumptions that affect the consolidated financial statements.

Foreign currencies translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates.

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$. The Company’s subsidiaries maintain their books and record in United States Dollars (“US$”) to obviate foreign currency translation.

Fair Value Measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

The Company adopted the guidance of Accounting Standards Codification (“ASC”) 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2:	Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3:	Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The fair value for certain assets and liabilities such as cash, accounts receivable, short-term investment, prepayment, prepaid and other current assets, accounts payable, accrued expenses and other current liabilities have been determined to approximate carrying amounts due to the short maturities of these instruments. The Company and its subsidiaries did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and 2023.

Cash and Cash Equivalents

Cash and cash equivalent consists of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities less than three months.

Accounts Receivable, net

The Company’s accounts receivable are customer obligations due under normal contractual terms and do not bear interest. Historically, the Company monitored outstanding receivables based on factors surrounding the credit risk of specific customers, the aging of its receivables, historical trends, and other information. The allowance for doubtful accounts is estimated based on an assessment of the Company’s ability to collect on customer accounts receivable. There is judgment involved with estimating the allowance for doubtful accounts and if the financial condition of the Company’s customers were to deteriorate, resulting in their inability to make the required payments, the Company may be required to record additional allowances.

On January 1, 2023, the Company adopted ASC 326 Financial Instruments - Credit Losses using a modified retrospective approach, wherein a cumulative-effect adjustment to retained earnings would be recorded as of the adoption date, if material.

In determining the allowance for credit losses, the Company aggregated its receivables if they share similar risk characteristics and assess credit loss on that aggregated basis, then analysed historical write-offs by comparing historical sales to historical write-offs to calculate the total write-offs over time as a percentage of sales. The Company also reviewed whether the historical write-offs were due to credit-related factors (e.g., bankruptcy or other financial difficulties) or non-credit-related factors (e.g., concessions for service-related issues). Next, the Company considered if there’s a need to adjust historical information to reflect the extent to which management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed for the period over which historical information was evaluated. The Company’s accounts receivable balances have fairly short contractual terms, generally are determined after negotiating with customers. There is no expectation that meaningful changes would arise over this time period that would create a significant difference in collection patterns. Further, the Company does not expect any changes in its customer base in the future. As such, the Company concluded developing reasonable and supportable forecasts over this period will not be meaningful (in the event the Company experiences and/or expects future write-offs). The Company also considered the reserve methodology in determining the allowance for credit losses by applying the historical write-off rate to the outstanding receivable balances as of a point in time. As the Company has not experienced any losses historically, the Company has determined that its accounts receivable have 0% credit loss rate and as a result, the adoption of ASC 326 did not impact the Company.

As of December 31, 2024 and 2023, the Company did not record an allowance for doubtful accounts. The Company did not record bad debt expense during the years ended December 31, 2024, 2023 and 2022.

Short-term Investment

Short-term Investment consists of currency linked structured investment held in the commercial bank, which are highly liquid with an original maturity of twelve months or less. The estimated fair values of the investments are quoted by the commercial bank using available market information.

Prepayment

Prepayments primarily include prepayment paid to suppliers. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes reception of products or realization of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2024 and 2023, the Company did not record any write-off allowance.

Prepaid and Other Current Assets

Prepaid and other current assets primarily include prepaid expenses paid to service providers and VAT receivable. Management regularly reviews the changes in payment trends and records allowances when management believes collection of amounts due are at risk. As of December 31, 2024 and 2023, the Company did not record any write-off allowance.

Leases

On August 15, 2022, the Company adopted ASC 842, Leases (“ASC 842”), which requires lessees to record right-of-use (“ROU”) assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements. ROU assets represent the Company’s right to use an underlying asset for the lease terms and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company elected to adopt Accounting Standards Update (“ASU”) 2021-09, Discount rate for leases that are not public business entities, where allows a lessee that is not a public business entity to elect an accounting policy to use a risk-free rate as its discount rate by class of underlying asset. The Company uses U.S. One Year Treasury rate of 3.23% at adoption date for a similar term of the lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company does not have any finance leases since the adoption date.

Regarding the short-term lease, we elect the practical expedient to recognize the straight-line lease payments of these leases in the Statement of Operations during the period in which they are incurred without recognizing the ROU assets and the lease liabilities on the balance sheet.

Revenue Recognition

The Company has adopted Accounting Standards Codification (“ASC”) Topic 606 and recognizes revenue when control of the promised goods is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods. Revenue recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the request/contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation

Revenue from product sales is recognized at the point in time control of the products is transferred, generally upon the shipping point. The Company’s sales terms provide no right of return outside of a standard quality policy and returns are generally not significant. Payment terms may vary with individual customer’s contract.

The Company evaluates the criteria of ASC 606 — Revenue Recognition Principal Agent Considerations in determining whether it is appropriate to record the gross amount of product sales and related costs, or the net amount earned as commissions. Generally, when the Company is primarily responsible for fulfilling the promise to provide a specified good or service, the Company is subject to inventory risk before the good or service has been transferred to a customer and the Company has discretion in establishing the price, revenue is recorded at gross.

The following table presents revenue information by geographic locations for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024	2023	2022
European Union	$5,618,002	$4,660,608	$20,302,433
Asia Pacific	509,168	73,395	3,192,219
North America	110,508	215,437	50,000
South America	1,475,088	1,651,500	—
Other Regions	472,380	111,050	—
	$8,185,146	$6,711,990	$23,544,652

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

There is currently no taxation imposed by the Government of the Cayman Islands and BVI. The Company has no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands, BVI, Hong Kong SAR or the United States. Consequently, income taxes are not reflected in the Company’s consolidated financial statements.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Class B shares were excluded from the calculation of earnings per share because they do not possess any economic interests. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2024, 2023 and 2022, there were no dilutive shares.

Cost of Revenues

Cost of revenue is the purchasing of infection diseases related and other diagnostic products and materials from the Company’s suppliers comprised freight-in, the cost of manufactured goods for sale to customers.

Operating Expenses

Operating expenses consist of selling, general and administrative expenses and research and development expenses. Selling, general and administrative expenses mainly consist of professional, marketing, and salary expenses. Research and development expenses mainly consist of the development, validation, and commercialization of medical devices and assays.

Recent accounting pronouncements

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 — Short-term Investment

The Company made multiple currency linked structured investments held in the commercial bank during year 2024 and 2023. The ending balance of short-term investments was $nil as of December 31, 2024 and 2023.

Interest income was $337,101, $163,388 and $38,885 for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 4 — Accounts Receivable, Net

	December 31, 2024	December 31, 2023
Accounts receivable	$1,064,794	$1,884,960
Allowance for doubtful accounts	—	—
Total	$1,064,794	$1,884,960

Note 5 — Prepaid and Other Current Assets

Prepaid and other current assets consisted of the following as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Prepaid expenses	$24,312	$400,605
Other deposit	1,294	3,263
Total prepaid and other current assets	$25,606	$403,868

Note 6 — Other current liabilities

Other current liabilities consisted of the following as of December 31, 2024 and December 31, 2023:

	December 30, 2024	December 31, 2023
Other payables	$104,979	$34,942
Payroll payables	—	130,967
Total other current liabilities	$104,979	$165,909

Note 7 — Stockholder’s Equity

As of December 31, 2024, the Company had the following classes of ordinary shares:

Class A ordinary shares.

On June 30, 2023, the Company authorized 400,000,000 Class A Ordinary Shares. As of December 31, 2024, 42,291,200 of Class A Shares were issued and outstanding. Every Class A Ordinary Share will confer upon its possessor one (1) voting right for all matters subject to voting. Under no circumstances are Class A Ordinary Shares convertible into Class B Ordinary Shares, and vice versa.

Class B ordinary shares

On June 30, 2023, the Company authorized 100,000,000 Class B Ordinary Shares. As of December 31, 2024, 100,000,000 of Class B Shares were issued and outstanding. Each Class B Ordinary Share will grant its holder fifty (50) voting rights for these identical matters. Class B Ordinary Shares do not possess any economic interests, except for the entitlement to capital repayment in the event of liquidation.

Note 8 — Earnings Per Share

Basic earnings per share is computed by dividing earnings (loss) available to common shareholders by the weighted-average number of Class A ordinary shares outstanding during the period.

The following table sets forth the computation of basic earnings per share for the periods presented:

	For the Years Ended December 31,
	2024	2023	2022
Numerator:
Net income	$2,372,842	$2,253,709	$10,011,177
Denominator:
Weighted average outstanding ordinary Class A shares-Basic	42,291,202	21,435,316	100
Earnings per share: Basic	$0.056	$0.105	$100,112

Note 9 — Commitments and Contingencies

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2024 and 2023, the Company is not a party to any material legal or administrative proceedings.

Note 10 — Certain Risks and Concentration

Financial instruments

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable arising from its normal business activities. The Company maintains balances at financial institutions which, from time to time, may exceed Hong Kong Deposit Protection Board insured limits of HKD 500,000 (approximately $64,350) for the banks located in the Hong Kong. As of December 31, 2024 and 2023, $11,635,998 and $9,536,497 were uninsured due to the excess of the Hong Kong deposit insurance limitation.

Major Customers and Suppliers

The top customers who individually represented greater than 10% of the total revenues of the Company for the years ended December 31, 2024, 2023 and 2022 were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Customer A	45%	36%	20%
Customer B	17%	25%	—
Customer C	12%	10%	—
Customer D	—	12%	—
Customer E	—	6%	41%
Customer F	—	—	16%
Customer G	—	—	11%
Other Customers	26%	11%	12%
Total	100%	100%	100%

The top customers who individually represented greater than 10% of the Accounts Receivables of the Company for the years ended December 31, 2024, 2023 and 2022 were as follows:

	As of December 31,
	2024	2023	2022
Customer A	81%	19%	—
Customer B	14%	30%	—
Customer C	—	35%	—
Customer D	—	10%	—

The top suppliers who individually represented greater than 10% of the total cost of sales of the Company for the year ended December 31, 2024, 2023 and 2022 were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Supplier A	28%	34%	94%
Supplier B	11%	17%	6%
Supplier C	61%	49%	—

Note 11 — Subsequent Events

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred up to xxx, 2025, the date the financial statements were available to issue. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements except the following:

Anbio Biotechnology Limited (“Anbio UK”), was incorporated under the laws of UK as a wholly owned subsidiary of Anbio. Anbio UK was dissolved on January 7, 2025, and has not conducted any operations before the date of dissolution.

On February 20, 2025, the Company completed its initial public offering of 1,600,000 Class A Ordinary Shares at a price of $5.00 per share. The total gross proceeds received from the initial public offering was US$8 million.

On February 25, 2025, Anbio Samoa was incorporated under the laws of the Independent State of Samoa as a wholly owned subsidiary of PharVac BVI, with the objective of designing and selling IVD products. Over time, as Anbio Samoa gradually transitions into an operational entity, the role of Anbio BVI will progressively shift, and it will no longer serve as the primary operational entity.

Anbio Biotechnology (“Anbio France”), was incorporated under the laws of France as a wholly owned subsidiary of Anbio HK. Anbio France was dissolved on April 3, 2025, and has not conducted any operations before the date of dissolution.