Form 20-F
period 2025-12-31
Anbio Biotechnology
filed 2026-04-07
CIK 1982708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Friedrich-Ebert-Anlage 35-37, 60327
Frankfurt am Main,
Germany
+49 69870039170

(Address of principal executive offices)

Micheal Lau

+49 69870039170

Friedrich-Ebert-Anlage 35-37, 60327
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 43,891,200 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares issued and outstanding as of December 31, 2025.

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

☐ Yes ☐ No

i

INTRODUCTION

Commonly Used Defined Terms

Unless otherwise indicated or the context requires otherwise, references in this report to:

●	“Anbio” refers to Anbio Biotechnology, an exempted company incorporated under the laws of the Cayman Islands;

●	“Anbio Australia” refers to Anbio Biotechnology Pty Ltd, a company incorporated under the laws of Australia;

●	“Anbio Samoa” refers to Anbio Biotechnology Limited, a company incorporated under the laws of the Independent State of Samoa;

●	“Anbio HK” refers to Anbio Biotechnology Limited, a company incorporated under the laws of Hong Kong SAR;

●	“PharVac USA” refers to PharVac Inc., a company incorporated under the laws of Delaware;

●	“PharVac BVI” refers to PharVac Limited, a company incorporated under the laws of the British Virgin Islands;

●	“LoviWell USA” refers to LoviWell Inc., a company incorporated under the laws of Delaware;

●	“LoviWell BVI” refers to LoviWell Inc, a company incorporated under the laws of the British Virgin Islands;

●	“AnBiAo Xiamen” refers to AnBiAo Biotechnology (Xiamen) Limited, a company incorporated under the laws of PRC;

●	“Beijing AnBiAo” refers to Beijing AnBiAo Biotechnology Limited, a company incorporated under the laws of PRC;

●	“AnBai” refers to AnBai (Beijing) Biomedical Technology Limited, a company incorporated under the laws of PRC;

●	“IVD” refers to in vitro diagnostic;

●	“IVDD refers to In-Vitro Diagnostic Medical Devices Directive (98/79/EC);

●	“IVDR” refers to In Vitro Diagnostic Medical Devices Regulation (No 2017/746);

●	“Operating Subsidiary” refers to Anbio Biotechnology Limited or Anbio Samoa;

●	“SEC” refers to the United States Securities and Exchange Commission; and

●	“US$” or “U.S. dollars” refers to the legal currency of the United States.

Anbio is a holding company with operations conducted mainly in Europe through its Operating Subsidiary in the Independent State of Samoa, using U.S. dollars. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at year-ended rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of British Pounds and Euros into U.S. dollars for the year ended December 31, 2025, 2024 and 2023 is based on the exchange rates provided by

https://www.exchangerates.org.uk. Unless otherwise noted, all translations from Euros to U.S. dollars in this annual report have been made using a year-end spot rate of 1 Euro to $1.1736 USD as of December 31, 2025, as well as a rate of 1 Euro to $1.0350 USD and $1.1038 USD as of December 31, 2024 and 2023, respectively. Similarly, all translations from British Pounds to U.S. dollars in this annual report have been made using a year-end spot a rate of $1.3447 USD to 1 GBP as of December 31, 2025, as well as a rate of $1.2516 USD and $1.2730 to 1 GBP as of December 31, 2024 and 2023, respectively.

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

Item 3. Key Information

OVERVIEW

Corporate Structure

Anbio Biotechnology was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on July 27, 2021.

Anbio Australia was incorporated under the laws of Australia on October 6, 2021, which became a wholly owned subsidiary of Anbio on February 21, 2022. Anbio Australia has no operation as of the date of this annual report.

Anbio Samoa was incorporated under the laws of the Independent State of Samoa on February 25, 2025, as a wholly owned subsidiary of PharVac BVI to design and supply IVD products.

PharVac BVI was incorporated under the laws of the British Virgin Islands on April 13, 2022, as a wholly owned subsidiary of Anbio. PharVac BVI is an investment holding company and has business no operation as of the date of this annual report.

PharVac USA was incorporated under the law of Delaware on January 18, 2023, as a wholly owned subsidiary of PharVac BVI. PharVac USA has no operation as of the date of this annual report.

LoviWell BVI was incorporated under the law of the British Virgin Islands on February 22, 2023, as a wholly owned subsidiary of Anbio. LoviWell BVI has no operation as of the date of this annual report.

LoviWell USA was incorporated under the law of Delaware on March 28, 2023, as a wholly owned subsidiary of LoviWell BVI. LoviWell has no operation as of the date of this annual report.

Anbio HK was incorporated under the laws of Hong Kong on August 6, 2021, as a wholly owned subsidiary of Anbio. Anbio HK has minimum operation in fiscal year ended December 31, 2021 but has no operation since then and as of the date of this annual report.

AnBai was incorporated under the laws of PRC on May 26, 2021, which became a wholly owned subsidiary of Beijing AnBiAo on February 7, 2023. AnBai has no operation as of the date of this annual report.

Beijing AnBiAo was incorporated under the laws of PRC on September 10, 2021, as a wholly owned subsidiary of Anbio HK. Beijing AnBiAo has no operation as of the date of this annual report.

AnBiAo Xiamen was incorporated under the laws of PRC on October 22, 2021, which is wholly owned by Beijing AnBiAo. AnBiAo Xiamen has no operation as of the date of this annual report.

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

In addition to the Class A Ordinary Shares, the Company issued an aggregate of 99,999,998 Class B Ordinary Shares, consisting of 49,999,999 Class B Ordinary Shares to CVC Investment and 49,999,999 Class B Ordinary Shares to Northwestern Investment, in each case with economic effect as of June 30, 2023.

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

3.D. Risk Factors

Risks Relating to our Business Operations and Industry

We, through our Operating Subsidiary, have a relatively short operating history compared to some of our established competitors and face significant risks relying on third-party suppliers and distributors and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

We, through our Operating Subsidiary, have a relatively short operating history compared to some of our established competitors. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

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

As our business develops and as we respond to competition, we may continue to introduce new IVD solutions, make adjustments to our existing IVD solutions, or make adjustments to our business operations in general. As a result, initial timetables for introducing and developing new lines of business and products may not be achieved, and price and profitability targets may not prove feasible. Both global and regional external factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or product. For instance, to promote sales in the United States market, some diagnostic instruments and assays may need to be registered with the regulatory authorities for IVD products, although not a requirement to supply certain IVD products in the United States. Registrations potentially could limit further commercialization of our IVD products and could materially adversely impact our business, financial condition, results of operations, and prospects. The same scenario can also be applied to markets in other countries, where country-specific regulatory authorities require clearance. To mitigate the impact of regulatory delays, we are commercializing in additional countries with faster approval timelines and expanding into those markets. Additionally, many of our IVD products are CE marked and allow us to generate revenue globally while submitting for additional regulatory clearance for our line of IVD products in regional markets globally.

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

Risk Factors Related to Product Development, Data Integrity, and Regulatory Approval

Our business strategy is focused on validating and commercializing our existing portfolio of in vitro diagnostic products, as well as generating additional data required to support regulatory submissions and compliance, including under frameworks such as the In Vitro Diagnostic Regulation (“IVDR”). To expand market access and sustain revenue growth depends on the successful validation, regulatory acceptance, and ongoing compliance of our existing products.

Our in vitro diagnostic products are subject to analytical and clinical validation requirements and risks related to data integrity and performance consistency remain. To address these risks, we implement standardized validation methodologies, including assessments of analytical sensitivity, specificity, accuracy, and reproducibility, as well as clinical performance evaluations where applicable. These studies are conducted using protocols designed to support reliable and representative performance claims for regulatory submissions. The integrity, accuracy, and completeness of the data generated from our analytical and clinical validation activities are critical to regulatory approval, continued market access, and customer confidence in our in vitro diagnostic products. We use internal studies and third-party data to support performance claims and regulatory submissions. Risks may arise from errors in study design, data collection, data processing, or interpretation, as well as from limitations in sample size, population selection, or study execution. Any failure to generate reliable, reproducible, and representative data could result in delays in regulatory approvals, challenges from regulatory authorities, or limitations on commercialization.

Geopolitical risks may adversely impact economic conditions, increase market volatility, cause operational disruption to us and impact our strategic plans, which could have adverse effects on our business and its profitability.

Geopolitical risks may adversely impact our operations. The global healthcare system has historically been slow to change. We cannot assure you that we will succeed in bringing about innovative disruption and emerging a new healthcare paradigm. Many different constituencies make up the global healthcare system, many of whom may have a significant interest in trying to maintain the status quo. We cannot assure you that we will not face resistance from certain participants in the healthcare system as we seek to bring about change. To the extent we encounter such challenges, the market potential for our IVD instruments and tests and future offerings may be more limited than anticipated. Our success and future growth largely depend on our ability to increase awareness of IVD products among consumers, healthcare providers, enterprises, payors, and other stakeholders in the global healthcare system and on the willingness of these stakeholders to utilize our IVD products, including our current and future instruments and tests. Diagnostic testing in the United States and elsewhere worldwide continues to rely significantly on a centralized clinical testing model. We cannot assure you that we will successfully change historical practices in diagnostic testing or our efforts to bring about connectivity within the healthcare system. Consumers and other stakeholders in the healthcare system may be slow in changing their habits and may be hesitant to use our IVD solution for a variety of reasons, including:

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

If we are unsuccessful in bringing about the disruptive change we seek to achieve, our company’s opportunity may be more limited than we currently anticipate. To mitigate such risks, we develop and supply traditional laboratory products that utilize established and widely used IVD technology platforms and their scientific principles to offer self-test retail products, and actively participate in government procurement orders. These avenues represent business opportunities that we can pursue before, during, and after our transformation as industry disruptors.

Our success depends on the success of our IVD product portfolio and attracting and retaining customers and commercializing our IVD products globally, and several other factors, including widespread market adoption of our IVD instruments and tests and our ability to introduce new tests for use with our FIA, ChLIA, Molecular, Dry Chemistry, and LFIA solutions.

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

For the fiscal year ended December 31, 2025, we generated 19.60% of our revenue from respiratory diseases and COVID-19 related products and 80.40% of our revenue from non-COVID-19 related products. For the fiscal year ended December 31, 2024, we generated 54% of our revenue from respiratory diseases and COVID-19 related products and 46% of our revenue from non-COVID-19 related IVD products. For the fiscal year ended December 31, 2023, we generated 60% of our revenue from respiratory diseases and COVID-19 related products and we have not yet recognized material revenue from non-COVID-19 related IVD products. While the world continues to deal with the global pandemic associated with COVID-19 and its variants, we cannot predict the future development of the COVID-19 pandemic. Even with the commercialization of our diagnostic products outside of COVID-19, a potential decline in demand for COVID-19 tests due to the latest market trends may cause our revenue to decline and adversely affect our business, financial condition and results of operations.

We rely upon our ongoing relationships with our suppliers. Failure of our suppliers’ systems or to source our products from suppliers upon which we rely could adversely affect our business operation.

For fiscal year ended December 31, 2025, 2024 and 2023, two, three and three suppliers, respectively, accounted for 100% of our total cost of sales. Any interruption in the suppliers’ services, or deterioration in the suppliers’ performance or quality could adversely affect our business operation if we cannot effectively replace such supplier. We conduct business with suppliers that are under no obligation to supply products to us except as provided for in a particular purchase order. If we are unable to source our products on acceptable terms from our suppliers, our business and operational outcomes could be adversely affected.

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

We currently derive a substantial portion of our revenue from sales to certain key customers. For the fiscal year ended December 31, 2025, 2024 and 2023, two, four and four customers accounted for nearly 47%, 74% and 83% of total revenues, respectively.

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

Although our Operating Subsidiary strive to provide good service and experience to our customers, we cannot guarantee that these customers will continue to order our products in the future. Any decline in our customers’ order volume would lower our revenues, which would adversely affect our profitability.

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

We, through our Operating Subsidiary, are committed to providing innovative products and services in order to strengthen our market position in the IVD industry and client relationships. We expect to expand our product and service offerings as permitted by relevant regulatory authorities, transact with new clients not in our traditional client base and enter into new markets. For further details, see “Item 4. Information on the Company - B. Business - Our Strategies” on page 18. These activities expose us to new and increasingly challenging risks, including, but not limited to:

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

We may face delays or failures during the registration process as we recertify all of our supplied IVD products under the IVDR 2017/746, which could have an adverse effect on our future growth and business in the EU.

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

Our commercial success depends on our ability to develop, market and supply our products without infringing, misappropriating or otherwise violating the intellectual property rights of third parties including but not limited to the confidential information deriving from business relationship. We operate in a crowded technology area in which there are numerous patent applications and in which there has been substantial litigation regarding patent and other intellectual property rights. There are inherent uncertainties in these legal matters, some of which are beyond management’s control, making the ultimate outcomes difficult to predict.

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

We currently have four registered trademarks. We may in the future own or acquire new intellectual property such as patents, trademarks, copyrights, domain names, and know-how. As of the date of this annual report, we have two patent applications pending with the Intellectual Property Office (UKIPO), and two patent applications pending with the IP Australia. See “Item 4.D. Property, Plants and Equipment - Intellectual Property” for more information.

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

Our IVD products which are CE Marked, will require additional regulatory approvals, authorizations, certifications or clearances prior to commercialization in professional settings in certain countries outside the European Economic Area (“EEA”). Considering that all of our supplied IVD products are ready for commercialization, and do not require additional development; all core clinical and analytical performance and validation studies of these products have been completed and no additional development efforts are ongoing. However, registration of our IVD products may be required in certain jurisdiction. Thus, we may need to seek additional regulatory approvals, authorizations, certifications or clearances for specific or limited use cases based on our commercialization plans. We may need to perform additional clinical testing and validation studies to obtain regulatory approvals, authorizations, certifications, or clearances required by specific countries or jurisdictions.

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

All of our IVD products are registered under the Conformité Européenne In Vitro Diagnostic Directive (CE IVDD) in the EU and can be commercialized in the EU. We also work with local distributors to determine the regulatory obligations and appropriate strategies for market entry. Since 2023, we have commenced sales of our non-COVID products in countries within the European Union (EU), Americas, APAC, and Africa. Since the IVDR provides a transitional provision, the IVDR approval process would not currently impact the sales of our non-COVID products. To ensure compliance with the evolving IVDR requirements set by regulatory authorities, we must stay vigilant to prevent potential issues that could impact our business in EU. As regulatory requirements are subject to change, we are dedicated to proactively monitoring the regulatory environment in these strategically selected EU countries to maintain compliance and facilitate the successful marketing of our products. See “Item 4. Information on the Company - B. Business - Regulation - European Conformity Marking and Certifications” for more information about current state of development and commercialization of our IVD products.

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

Although we are not subjected to any lawsuits and arbitration claims in relation to our current business, operating in the IVD industry may subject us to significant risks, including the risk of lawsuits and other legal actions relating to compliance with regulatory requirements. The marketing, sale and use of our products could lead to the filing of product liability claims were someone to allege that our IVD products identified inaccurate or incomplete information or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. Any product liability claims could result in substantial damages and be costly and time-consuming for us to defend. Any product liability brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, cause current customers to terminate existing agreements, or cause potential customers to seek other suppliers, any of which could adversely impact our business, financial condition and results of operations.

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

Our business depends on the reliability of computer systems maintained by us and the ability to implement, maintain and upgrade our information technology and security measures.

Our business depends on the computer systems maintained by us to operate efficiently and reliably at all times. Certain emergencies or contingencies could occur, such as a natural disaster or a significant power outage, which could temporarily shut down our facilities and computer systems. Further, our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by our systems or that we otherwise maintain. In addition, if the technological and operational platforms and capabilities become outdated, we will be at a disadvantage when competing with our competitors. Our failure to back up our data and information in a timely manner may also cause material disruption of our business operation and may therefore adversely affect our business and results of operations.

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

In the course of auditing our consolidated financial statements as of and for each of the three years ended December 31, 2025, 2024 and 2023, we and our independent registered public accounting firm have not identified certain material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	changes in the economic performance or market valuations of other financial services firms;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholder;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

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

Our board of directors has complete discretion as to whether to distribute dividends. All dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares. See “Dividend Policy” section on page 44 for more information.

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

There is uncertainty as to the enforceability in the Independent State of Samoa of judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Therefore, certain judgments obtained against our Operating Entity may be difficult to enforce in such jurisdiction.

CLARKE EY KORIA LAWYERS, our counsel as to the laws of the Independent State of Samoa (“Samoa”), has advised us that the courts of the Samoa (where our Operating Entity is located) are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in Samoa, to impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any State, in so far as the liabilities imposed by those provisions are penal in nature.

Although there is no statutory enforcement in Samoa of judgments obtained in the United States, the courts of Samoa will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in Samoa, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Samoan judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of Samoa (awards of punitive or multiple damages may well be held to be contrary to public policy).

A Samoan Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

We note that there are recent conflicting English authorities about the enforcement of orders in foreign bankruptcy/insolvency proceedings and whether such orders should be subject to the principles outlined above. English authorities are not binding on Samoan Courts but remain persuasive.

To the best of our knowledge, there is no Samoan Court judgment or statute that conclusively resolves these conflicting approaches and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

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

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation - United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC. For more information see “Item 10.E. - Taxation - United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules” beginning on page 56 of this annual report.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of the votes attaching to the issued and outstanding shares carrying the right to vote at general meetings of the Company to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Our articles of association provide no other right to put any proposals before any general meeting. As a Cayman Islands exempted company, we are not obligated by law to call annual general meetings. However, our corporate governance guidelines require us to call such meetings every year. Advance notice of at least five days is required for the convening of any general meeting of our shareholders. A quorum required for a meeting of shareholders shall be the presence, in person or by proxy, of at least one shareholder representing not less than one-third of the total voting rights of the issued and outstanding shares carrying the right to vote at a general meeting of the Company.

You may be unable to vote for directors if you hold insufficient shares to requisition a general meeting and no general meetings are otherwise convened by the board of directors.

Our directors serve until their successor is duly elected and qualified, or until their earlier death, resignation or removal. Shareholders may remove and appoint directors at any time by ordinary resolution. However, as a Cayman Islands exempted company, we are not required to hold any annual general meetings and, under our articles of association, shareholders are not able to requisition a meeting unless the requisitionists, between them, hold in aggregate not less than 10% of the voting rights attaching to our issued and outstanding shares. As a result, shareholders who hold shares representing less than 10% of the voting rights attaching to our issued and outstanding shares may not have opportunity to vote on directors if no general meetings are convened by the board of directors.

Based on the Economic Substance Legislation of the Cayman Islands, it is anticipated that the Company will be subject to limited substance requirements applicable to a holding company.

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (as amended) (the “Economic Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities”. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any “relevant activities” and if so, whether we have satisfied economic substance tests to the extent required under the Economic Substance Act. It is anticipated that the Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Economic Substance Act.

Item 4. Information on the Company

4.A. History and Development of the Company

Our Corporate History and Structure

The following information illustrates the corporate structure of Anbio Biotechnology and its subsidiaries as of the date of this annual report.

Anbio Biotechnology was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on July 27, 2021.

Anbio Australia was incorporated under the laws of Australia on October 6, 2021, which became a wholly owned subsidiary of Anbio on February 21, 2022. Anbio Australia has no operation as of the date of this annual report.

Anbio Samoa was incorporated under the laws of the Independent State of Samoa on February 25, 2025, as a wholly owned subsidiary of PharVac BVI to design and supply IVD products.

PharVac BVI was incorporated under the laws of the British Virgin Islands on April 13, 2022, as a wholly owned subsidiary of Anbio. PharVac BVI is an investment holding company and has business no operation as of the date of this annual report.

PharVac USA was incorporated under the law of Delaware on January 18, 2023, as a wholly owned subsidiary of PharVac BVI. PharVac USA has no operation as of the date of this annual report.

LoviWell BVI was incorporated under the law of the British Virgin Islands on February 22, 2023, as a wholly owned subsidiary of Anbio. LoviWell BVI has no operation as of the date of this annual report.

LoviWell USA was incorporated under the law of Delaware on March 28, 2023, as a wholly owned subsidiary of LoviWell BVI. LoviWell has no operation as of the date of this annual report.

Anbio HK was incorporated under the laws of Hong Kong on August 6, 2021, as a wholly owned subsidiary of Anbio. Anbio HK has minimum operation in fiscal year ended December 31, 2021 but has no operation since then and as of the date of this annual report.

AnBai was incorporated under the laws of PRC on May 26, 2021, which became a wholly owned subsidiary of Beijing AnBiAo on February 7, 2023. AnBai has no operation as of the date of this annual report.

Beijing AnBiAo was incorporated under the laws of PRC on September 10, 2021, as a wholly owned subsidiary of Anbio HK. Beijing AnBiAo has no operation as of the date of this annual report.

AnBiAo Xiamen was incorporated under the laws of PRC on October 22, 2021, which is wholly owned by Beijing AnBiAo. AnBiAo Xiamen has no operation as of the date of this annual report.

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

In addition to the Class A Ordinary Shares, the Company issued an aggregate of 99,999,998 Class B Ordinary Shares, consisting of 49,999,999 Class B Ordinary Shares to CVC Investment and 49,999,999 Class B Ordinary Shares to Northwestern Investment, in each case with economic effect as of June 30, 2023.

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

Corporate Information

Our principal executive offices are located at Friedrich-Ebert-Anlage 35-37, 60327, Frankfurt am Main, Germany. Our telephone number is +49 69870039170. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. Our agent for service of process in the United States is C T Corporation System, 128 Liberty Street, New York, NY 10005, +1-212-894-8940.

B. Business Overview

Overview

Anbio Biotechnology is dedicated to the advancement of medical technology and the provision of in vitro diagnostics (IVD) products. Our unwavering commitment lies in transforming the diagnostics landscape on a global scale, fostering a paradigm shift towards personalized and decentralized diagnostic solutions. By doing so, we aim to significantly enhance patient prognosis and contribute to the betterment of healthcare worldwide. At Anbio Biotechnology, our extensive portfolio comprises an array of IVD products designed to cater to diverse diagnostic needs. Our comprehensive range of products encompasses solutions for various applications, including over-the-counter (OTC) utilization, point-of-care (POCT) settings, and laboratory applications. By offering such a versatile range of products, we ensure that healthcare providers and patients alike can access reliable and efficient diagnostic tools regardless of the healthcare setting. For more information about our IVD products, see “- Our product - Anbio’s IVD Solutions” below.

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

Anbio collaborates with third-party laboratories to develop in vitro diagnostic (IVD) products tailored for laboratory, point-of-care testing (POCT), and over-the-counter (OTC) markets. The IVD assays we develop utilize established and widely used IVD technology platforms and their scientific principles Anbio contributes experimental designs, result interpretations, and scientific expertise to guide third-party laboratories in the laboratory work involved in the assay development process. All intellectual property arising from these collaborations will be owned by Anbio. We develop our IVD products with third-party laboratories, and supply these IVD products. Below are the primary research and development activities for all our IVD products:

●	Biomarker Discovery and Validation

●	Assay Development

●	Validation - Clinical and Analytical

●	Platform Transfer

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

Currently, all of our supplied IVD products are ready for commercialization and do not require additional development. Prior to the sale of our IVD products in the European Union, we must register with the relevant authority for the regulatory approvals in the European Union. We also work with local distributors to determine the regulatory obligations and appropriate strategies for market entry. Currently, our local distribution partners in strategically selected regions cover the primary countries and regions in the EU, APAC, Americas, and Africa listed below:

European Union (EU): Germany, France, Italy, Austria, Portugal, Netherlands, Poland, Slovakia, Czech Republic, Switzerland, Belgium, Romania, Bulgaria, Albania, and Cyprus.

Asia Pacific (APAC): Indonesia, India, Philippines, Malaysia, Thailand, Vietnam, Bangladesh, Pakistan, Saudi Arabia, United Arab Emirates, Bahrain, Kuwait, Nepal, Maldives, and Mongolia.

Americas: Brazil, Chile, Peru, Bolivia, Guatemala, United States, Ecuador, Argentina, El Salvador, Guyana, Paraguay, Panama, Trinidad and Tobago, and Dominican Republic.

Africa: Nigeria, Ethiopia, Kenya, Uganda, Tanzania, Egypt, Ghana, Zambia, Malawi, Mali, Mozambique, Namibia, Burkina Faso, Cameroon, South Africa, Central African Republic, Republic of the Congo, Senegal, and Togo.

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

For the fiscal years ended December 31, 2025, 2024 and 2023, we generated revenue of $8.65 million, $8.19 million and $6.71 million, of which 20%, 54% and 60% was from respiratory diseases and COVID-19 related products, respectively.

Since 2023, we have commenced sales of our non-COVID products in countries within the European Union (EU), Americas, APAC, and Africa. Since the IVDR provides a transitional provision, the IVDR approval process would not currently impact the sales of our non-COVID products. To ensure compliance with the evolving IVDR requirements set by regulatory authorities, we must stay vigilant to prevent potential issues that could impact our business in EU. See “Item 4. Information on the Company - B. Business - Regulation - European Conformity Marking and Certifications” for more information about current state of development and commercialization of our IVD products. For the fiscal years ended December 31, 2025, 2024 and 2023, 60%, 69% and 69% of our revenue was generated in the European Union and we have significant customer concentration, respectively.

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

Given that global healthcare emphasis is shifting toward precision medicine, population health, and chronic disease management, we develop and supply solutions to laboratory diagnostics and point-of-care technology in strategically selected markets. With a focus on low-cost, accessible IVD solutions, we offer a variety of mobile diagnostic instruments to detect diseases in patients who need treatment.

Large Scale Manufacturing and Supply Capability

We utilize suppliers for manufacturing our products. Their manufacturing scale may require a large amount of raw material consumption, allowing them to obtain favorable financing terms from suppliers, driving down the cost of goods, and exhibiting economies of scale. These factors have allowed our partners to maintain lean manufacturing processes, lowering the transfer price to us and maximizing our gross profit margin. We have a diverse portfolio of IVD instruments and reagents to detect various diseases and abnormalities. With IVD products marketed throughout the European Union (“EU”) under CE Mark authority, we have a diverse product portfolio that can interest healthcare, diagnostic, biotechnology, and academic channels for sustainable and steady revenue generation. For more information about our IVD products portfolio, see “- Our Products.”

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

Our Strategies

Our IVD products create value and competitive advantage through innovation, speed to result, and low cost, enabling sustained growth and cash flows in the global diagnostic and biotechnology sectors. Hence, to achieve our goals, we strive to develop and supply high-quality, easy to use diagnostic products based on established and widely used IVD technology platforms and their scientific principles with competitive prices to increase our overall share in the diagnostic market.

Expand Market Share in the Diagnostic and Biotechnology Sectors

We develop and supply diagnostic solutions to the global diagnostic sector, especially with our POCT pipeline. Our non-COVID-19 related IVD products, including most of our LFIA, FIA, Dry Chemistry, Loop-Mediated Isothermal Amplification (LAMP), ChLIA, and RT-PCR products, are registered for commercialization in the EU under CE Mark authority. Our suppliers’ manufacturing platform and large production capacity will allow us to optimize variable costs and transfer prices to our customers.

We plan to utilize providers of logistics service to transport products globally, allowing for penetration to markets where we currently do not have a presence. In the long run, partnering with competitive suppliers allows us to develop and supply innovative technology based on established and widely used IVD technology platforms and their scientific principles at optimal prices to capture additional market share in the diagnostic market while maintaining profitability for the sustainability of growth and cash flow.

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

We are targeting key regions, including the EU, APAC, North America and South America, and Africa, with a particular emphasis on countries offering the highest potential for success. We aim to navigate the complex regulatory landscape by direct sales and marketing, partnering with local distributors, and registering products with local authorities to ensure compliance. For the EU, our focus will be: Germany, France, Italy, Austria, Portugal, Netherlands, Poland, Slovakia, Czech Republic, Switzerland, Belgium, Romania, Bulgaria, Albania, and Cyprus. For APAC, our focus will be Indonesia, India, Philippines, Malaysia, Thailand, Vietnam, Bangladesh, Pakistan, Saudi Arabia, United Arab Emirates, Bahrain, Kuwait, Nepal, Maldives, and Mongolia. For the North and South American regions, we will focus on the United States, Brazil, Chile, Peru, Bolivia, Guatemala, Ecuador, Argentina, El Salvador, Guyana, Paraguay, Panama, Trinidad and Tobago, and Dominican Republic. For Africa, our focus will be Nigeria, Ethiopia, Kenya, Uganda, Tanzania, Egypt, Ghana, Zambia, Malawi, Mali, Mozambique, Namibia, Burkina Faso, Cameroon, South Africa, Central African Republic, Republic of the Congo, Senegal, and Togo. Currently, our IVD products are not 510(K) approved by the U.S. FDA. The registration process can be expensive and time-consuming. However, in the US, short-term revenue can be generated for our IVD products in the Lab-Developed Tests (LDT) route by supplying our laboratory instruments and reagents to CLIA-accredited complex laboratories. These laboratories can validate assays and use them as diagnostic tests.

We develop and supply IVD products that utilize established and widely used IVD technology platforms and their scientific principles to detect diseases, and other biological correlates of human health. Most countries require regulatory registration before commercializing IVD products to ensure adherence to established regulations. The regulatory registration, for example, FDA 510K and CE IVDR processes, and others, for IVD products can be complex and stringent, as these products directly impact patient care and safety. The process typically involves multiple steps, ensuring that the IVD products are safe, effective, and meet the regulatory requirements of the region or country where they will be marketed.

Establish a Diversified Global Customer Portfolio

We seek to expand our customer portfolio expands across the Asia Pacific (“APAC”), EU, Africa, and the North and South American markets. We operate under our Samoa company and have established subsidiaries in the United States (“US”), Australia, Hong Kong SAR, and Mainland China to expand markets around the globe in the future. Thus, by establishing our diversified customer portfolio helps mitigate the negative impact caused by one specific country’s economic cycling.

Continue to Promote Our Line of Diagnostic Products with Global and Regional Market Conditions in Mind

To sustain continued business growth and cash flow, we seek to heavily promote our current line of IVD products globally. We have a diverse portfolio of IVD products to detect various diseases and abnormalities. With FIA, LFIA, PCR, LAMP, ChLIA and Dry Chemistry, we have a comprehensive product portfolio that have potentials uses in the healthcare, diagnostic, biotechnology, and academic channels for future revenue generation. To mitigate against regional market recessions beyond our control, we have expanded our customer portfolio across the EU, APAC, African and American regions.

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

Focus on Efficient Manufacturing and Cost Management

We strive for continued operational excellence to develop and supply high-quality products at competitive prices. Our suppliers’ operating personnel continually examine costs and profitability by product, plant, and region. In addition, our suppliers work closely with us to maximize operational benchmarks by leveraging skilled manufacturing and supply chain management processes.

Our Products

Overview

As of the date of this annual report, we have completed performance testing of our IVD products and plan to prepare the technical documentation to comply with the registration requirements of the regulatory authorities in the jurisdictions in which we intend to supply our IVD products, including but not limited to the European Union, Indonesia, India, Philippines, Malaysia, Thailand, Vietnam, Pakistan, Saudi Arabia, United Arab Emirates, Bahrain, Kuwait, United States, Brazil, Peru, Bolivia, Guatemala, Ecuador, Argentina, El Salvador, Guyana, Paraguay, Panama, Trinidad and Tobago, Dominican Republic, Nigeria, Ethiopia, Kenya, Uganda, Tanzania, Egypt, Ghana, Zambia, Namibia, South Africa, and Senegal. For more information about clinical trials of some key products we supply, please see “Clinical Results.” Prior to the sale of our IVD products globally, we may have to apply individually to each country or region for regulatory approvals. For more details, see “Regulation - European Conformity Marking and Certifications.”

Key Products

Anbio develops IVD assays that utilizes established and widely used IVD technology platforms and their scientific principles. Our product lineup primarily features lateral flow immunoassays. We use third-party suppliers to manufacture our assays. For instance, our rapid antigen tests for respiratory diseases, including COVID-19 related products, accounted for approximately 20%, 54%, and 60% of our total revenues in 2025, 2024, and 2023, respectively.

Anbio’s IVD Solutions

Point of Care and OTC Solutions	Description of Solution
Lateral Flow Immunoassay (Colloidal Gold) Solution	Our LFIA (Colloidal Gold) employs the immunochromatography principle, providing a solution for visually detecting specific biomarker(s) in samples. With a wide array of assays available, our LFIA (Colloidal Gold) facilitates the visual detection of analytes associated with various abnormalities, such as cardiovascular conditions, cancer, infectious diseases, drug abuse, and hormonal imbalances. Notably, our LFIA (Colloidal Gold) is capable of delivering precise test results within 15 - 20 minutes, all without requiring expensive instrumentation.

Point of Care Solutions	Description of Solution
AF-100S Fluorescence Immunoassay (FIA) Solution	Our AF-100S FIA solution has a handheld point-of-care FIA analyzer that utilizes an LED light source from the reader for excitation of fluorescent microsphere which labelled with specific antibodies or antigens for immunochromatographic qualitative or quantitative testing of analytes in whole blood and urine samples, including hormones detection, myocardial disease detection, infectious disease detection, and tumor-related antigens detection.

Loop-Mediated Isothermal Amplification (LAMP) Solution	Our LAMP solution, or Loop-Mediated Isothermal Amplification, is a molecular diagnostic technique used to amplify and detect specific DNA or RNA sequences. The LAMP assay is used for various applications, including the detection of infectious diseases, genetic disorders, and foodborne pathogens. Our LAMP solution can generate test results within 20 minutes.

SHA Dry Chemistry Solution	Our SHA Dry Chemistry Analyzer is a compact, point-of-care clinical chemistry analyzer that uses dry chemistry and reflection photometry to measure multiple biochemical parameters from small blood specimens (whole blood, serum, or plasma). It features both single and three-channel design that allows simultaneous testing of multiple analytes, an 8-inch color touchscreen with intuitive interface, a built-in thermal printer, and memory capacity for storing thousands of results. Results are delivered typically within around 40–300 seconds using reagent strips that have a long shelf life at room temperature, making the system suited for testing in clinical settings such as hospitals, clinics, or emergency departments.

Laboratory Solutions	Description of Solution
ADL-i1910 Chemiluminescence Immunoassay (ChLIA) Solution	Our ADL i1910 is a fully Automated and compact ChLIA analyzer that adopts direct Chemiluminescence method based on acridinium ester and works clinically with supporting reagents for qualitative or quantitative testing of analytes in human serum, plasma, whole blood and urine samples, including hormones detection, myocardial disease detection, infectious disease detection, and tumor-related antigens detection. Our ADL i1910 can generate test results of different testing items within 5 - 30 minutes.

Real-Time Polymerase Chain Reaction (RT-PCR) Solution	We simplify the challenges faced in pharmacogenomics with our real-time PCR (RT-PCR) solutions approach that caters to the needs of both new and experienced users in quantitative reverse transcriptase PCR (qRT-PCR) and pharmacogenomics. Our portfolio of pharmacogenomics assays supports HCP’s analysis of genetic variations that affect drug metabolism, efficacy, and toxicity to determine personalized treatment options. Our reagent kits are compatible with most RT-PCR readers and can support user customization and optimization for even the most demanding assays. RT-PCR can generate test results the same day.

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

With increased emphasis on commercializing our mature line of diagnostic products, we will see an upcoming surge in demand for the products we supply that will improve our sales pipeline and organically grow our sales by increasing utilization of our suppliers’ manufacturing and supply capability.

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

Dry Chemistry

Anbio’s SHA dry chemistry analyzer is a compact, point-of-care clinical chemistry analyzer that uses dry chemistry and reflection photometry to rapidly measure multiple biochemical parameters from small blood specimens (whole blood, serum, or plasma). It features both single and three-channel design that allows simultaneous testing of multiple analytes, an 8-inch color touchscreen with intuitive interface, a built-in thermal printer, and memory capacity for storing thousands of results. Results are delivered quickly (typically within around 40–300 seconds) using convenient reagent strips that have a long shelf life at room temperature, making the system well-suited for rapid, reliable testing in clinical settings such as hospitals, clinics, or emergency departments where timely diagnostics are critical.

Our SHA dry chemistry products are used across a range of applications, including biochemical tests and routine health screening. The platform is designed to support consistent analytical performance through standardized reagent formulation and controlled manufacturing processes. In addition, the dry chemistry format enables scalable production and facilitates distribution across diverse geographic markets, including regions with limited laboratory infrastructure.

Anbio continues to support regulatory compliance and market expansion of its dry chemistry portfolio through established analytical validation, quality management systems, and ongoing data generation aligned with regional regulatory requirements.

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

Our Technology

The current state of diagnostic infrastructure requires significant improvement, as healthcare providers (HCPs) heavily rely on accurate diagnostic results to effectively treat their patients. The existing process involves patients visiting HCP and subsequently going to a lab or clinic for testing. Patient samples are then transported by couriers to offsite central laboratories, resulting in suboptimal turnaround times. In some cases, it takes up to 14 days or longer for the test results to reach the HCP, leading to adverse disease progression and unnecessary anxiety for patients awaiting diagnosis and treatment. Furthermore, the reimbursement infrastructure can pose a barrier to diagnosis by denying payment for critical laboratory tests, thereby hindering healthcare providers from providing proper care.

To address these challenges, the IVD products we developed and supply are mobile and capable of delivering reliable test results at the point of care. We believe the IVD products we developed and supply will advance healthcare and enhance the quality of life for patients.

With the advancement of mobile technology and rapid information dissemination, we are witnessing the emergence of a new wave of medical devices capable of rapid diagnosis at the point of care on a global scale. The diagnostic solutions we developed and supply, particularly point-of-care (“POC”) offerings, differ from the traditional care diagnostic. From the moment the patient sees the HCP, our POC assays can provide same-day results, such as our Fluorescent Immunoassay (FIA) solution.

Hence, we believe the IVD products we develop and supply can better the diagnostic process, eliminating lengthy wait times and ensuring that patients receive timely diagnoses and treatments. The IVD assays we develop utilize established and widely used IVD technology platforms and their scientific principles, which allows for simpler adoption of our technologies by the healthcare providers and cost-efficient improvements to the already available products on the market. Our commitment to mobile diagnostic solutions and rapid result delivery will empower healthcare providers to make informed decisions and provide optimal care to their patients, ultimately improving overall healthcare outcomes.

Clinical Results

Anbio Biotechnology has diligently pioneered developing and commercializing two lateral antigen lateral flow assays for two major epidemic respiratory diseases testing. These two assays detect (i) SARS-CoV-2 and (ii) SARS-CoV-2/Influenza A/B antigens. For the fiscal years ended December 31, 2025, 2024 and 2023, these two antigen tests contributed to around 20%, 54% and 60% of our total sales, respectively.

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

Our Customers

For the year ended December 31, 2025, two customers accounted for approximately 12% and 35% of total revenues, respectively. As of December 31, 2025, the balance due from one customer accounted for approximately 82% of the Company’s total accounts receivable, respectively.

For the year ended December 31, 2024, three customers accounted for approximately 45%, 17% and 12% of total revenues, respectively. As of December 31, 2024, the balance due from three customers accounted for approximately 14%, 0% and 81% of the Company’s total accounts receivable, respectively.

For the year ended December 31, 2023, four customers accounted for approximately 36%, 25%, 12% and 10% of total revenues, respectively. As of December 31, 2023, the balance due from four customers accounted for approximately 30%, 35%, 0%, and 19% of the Company’s total accounts receivable, respectively.

Our Suppliers

For the year ended December 31, 2025, two suppliers accounted for 100% of the total purchases.

For the year ended December 31, 2024, three suppliers accounted for 100% of the total purchases.

For the year ended December 31, 2023, three suppliers accounted for 100% of the total purchases.

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

Our sales and marketing efforts are focused on promoting our diagnostic products in the European Union (EU), Asia Pacific (APAC), Africa, and North and South American markets. Currently, we have not generated significant revenue in the American markets. To expand our sales and marketing in these regions, we aim to further penetrate the North and South American markets.

European Union (EU)

To continue our success and organically grow in the EU market, we are focusing on countries such as Germany, France, Italy, Austria, Portugal, Netherlands, Poland, Slovakia, Czech Republic, Switzerland, Belgium, Romania, Bulgaria, Albania, and Cyprus. Our primary focus in this region is to leverage our established distribution channels to promote all of our commercialized products.

Asia Pacific (APAC)

To gain market share and penetration into the APAC market, our focus is on establishing local representation, regulatory support, and distribution. We are targeting major revenue-generating markets such as Indonesia, India, Philippines, Thailand, Vietnam, Bangladesh, Pakistan, Saudi Arabia, and United Arab Emirates. We plan to market our LFIA and FIA instruments and assays, molecular diagnostic assays, dry chemistry, and ChLIA instruments and reagents.

The North and South American markets

Our primary markets are currently concentrated in South America, including Brazil, Chile, Peru, Bolivia, Ecuador, Argentina, Paraguay, and Guyana, as well as select markets in Central America and the Caribbean, including Guatemala, El Salvador, Panama, Trinidad and Tobago, and the Dominican Republic. South America represents our current region of strategic focus.

While we have a presence in North America, this region is not a primary focus at this time. However, we believe our future revenue-generating channels in North America involves two approaches: authorized regulatory diagnostics and laboratory-developed tests (“LDT”). We also plan to establish an authorized regulatory line of products in North America requires regulatory submissions and approvals from the Food and Drug Administration in the United States (“FDA”) and Health Canada in Canada. Laboratories in the US can validate assays and use them as diagnostic tests, under the Centers for Medicare & Medicaid Services (“CMS”) guidelines. In addition, our direct sales and marketing group is promoting our assays and instruments to CLIA laboratories to establish our brand to drive sales.

Research and Development

Based on established and widely used IVD technology platforms, our experts collaborate with third-party partners to develop IVD products tailored for laboratory, point-of-care testing (POCT), and over-the-counter (OTC) markets. Anbio contributes experimental designs, result interpretations, and scientific expertise to guide third-party laboratories in the laboratory work involved in the assay development process. All intellectual property arising from these collaborations will be owned by Anbio. We develop our IVD products with third-party laboratories, and supply these IVD products. Below are the primary research and development activities for all our IVD products:

●	Biomarker Discovery and Validation

●	Assay Development

●	Validation - Clinical and Analytical

●	Platform Transfer

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

Biomarker Discovery and Validation - The discovery phase begins with a literature screen to identify potential biomarker(s) correlated with a specific disease. A biomarker is a measurable biological molecule or characteristic that can indicate the presence or absence of a disease or monitor the response to treatment. Once the biomarker(s) is selected, its clinical utility is validated, where studies are conducted to assess its sensitivity, specificity, and reproducibility. Sensitivity is the ability of the biomarker(s) to detect the disease or condition of interest, while specificity is the ability of the biomarker(s) to avoid detecting false positives. Reproducibility is the ability of the biomarker to produce consistent results over time and between different laboratories. After validating the biomarker(s), technology transfer is conducted to measure the biomarker(s) in one (or more) of platforms. For example, our immunoassay platforms will measure a protein biomarker validated for detecting a specific disease and/or monitoring the response to a specific treatment, including LFIA, FIA, ChLIA and Dry Chemistry, established and widely used IVD technology platforms. For a molecular biomarker validated for detecting a specific disease and/or monitoring, the response to treatment will be measured in our molecular platforms, including RT-PCR and LAMP. Our marketing group conducts the literature screen, and we utilize third-party contract research organization (CRO) to conduct the sensitivity, specificity, and reproducibility studies. For the fiscal years ending December 31, 2025 and 2024, we spent around 15% and 40% of the research and development cost for biomarkers discovery and validation, respectively.

Assay Development - The IVD assays we develop utilize established and widely used IVD technology platforms and their scientific principles. Thus, for IVD product development, we begin by optimizing the performances of our new IVD products and preparing them for manufacturing. This includes determining the optimal conditions, such as the operating procedure, sample type, and calibration procedure. Analytical performance for our new IVD products are also evaluated during this phase, including limits (detection, blank, quantitation), hook effect, interferences, sample matrix analysis, flex studies, cross-reactivity, usability, and clinical performance to ensure that our new IVD products meet the required standards for commercialization. For the fiscal years ended December 31, 2025 and 2024, we spent around 15% and 30% of the research and development cost for IVD products development, respectively.

Validation and Technology Transfer - Once our IVD products are optimized, engage with our third-party suppliers to develop a manufacturing process that consistently produces high-quality IVD products. This process is validated to ensure that it meets all regulatory requirements. By working closely with our third-party suppliers, we also conduct our regulatory filings, i.e. CE Marking for our IVD products. This allows for the commercialization of our IVD products. For the fiscal years ended December 31, 2025 and 2024, we spent around 70% and 30% of the research and development cost for IVD products manufacturing process development and commercialization, respectively.

In addition, our third-party suppliers also have dedicated research and development teams for new IVD instruments and assays and improve production operations. For example, we are working on one FIA assay to identify the biomarker correlated with depression. Depression is a common mood disorder that can cause mental malaise and poor social adaptability. At its worst, depression can lead to severe consequences such as suicide. As depression cases grow globally, it is speculated that it will become the one of the most prevalent diseases in the next decade.

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

We believe that our BDNF fluorescent immunoassay will be a significant part of the clinical development of targeted treatment plans that will improve the treatment of depression and the prognosis of patients. It is important to note that all intellectual property arising from the abovementioned collaboration will be owned by Anbio, ensuring freedom to operate. We aim to commercialize and supply this IVD product.

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

On May 26, 2022, the IVDR entered into application, repealing and replacing the Directive on In-Vitro Diagnostic Devices (98/79/EC) (the “Directive”). The IVDR and its associated guidance documents and harmonized standards govern, among other things, device design and development, preclinical and clinical or performance testing, premarket conformity assessment, registration and listing, manufacturing, labeling, storage, claims, sales and distribution, export and import and post-market surveillance, vigilance, and market surveillance. IVDs must comply with the General Safety and Performance Requirements (“GSPRs”) set out in Annex I of the IVDR. Compliance with these requirements is a prerequisite to be able to affix the CE Mark to IVDs, without which they cannot be marketed or sold in the EEA. To demonstrate compliance with the GSPRs provided in the IVDR and obtain the right to affix the CE Mark, IVD suppliers must undergo a conformity assessment procedure, which varies according to the type of IVD and its classification. The IVDR introduces new classification rules based on the Global Harmonization Task Force System with four risk-based classes - Class A (lowest), Class B, Class C and Class D (highest risk). Apart from IVDs with low individual and public health risk (Class A non-sterile), in relation to which the manufacturer may issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the GSPRs, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by a Competent Authority of an EEA country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body audits and examines the technical documentation and the quality system for the manufacture, design and final inspection of the IVD. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the IVD, its manufacturer and their conformity with the GSPRs. This CE Certificate of Conformity and the related conformity assessment process entitle the manufacturer to affix the CE Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

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

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation
Anbio Biotechnology Limited	Independent State of Samoa
Anbio Biotechnology Limited	Hong Kong SAR
Anbio Biotechnology Pty Ltd.	Australia
AnBai (Beijing) Biomedical Technology Limited	PRC
AnBiAo Biotechnology (Xiamen) Limited	PRC
Beijing AnBiAo Biotechnology Limited	PRC
LoviWell Inc.	British Virgin Islands
LoviWell Inc.	State of Delaware
PharVac Limited	British Virgin Islands
PharVac Inc.	State of Delaware

D. Property, Plant and Equipment

Intellectual property

We currently have four registered trademarks. As of the date of this annual report, we have patents applications in process awaiting approval. Trademarks and patents are important to us as it distinguishes our brand, products, and services from other competitors in the market.

Patent Information

As of the date of this annual report, we have two patent applications pending with the Intellectual Property Office (UKIPO), and two patent applications pending with the IP Australia.

The patent applications and the products they relate are for the following:

1. Simple Nucleic Acid Extraction Device (Swab-Based Samples)

A compact and portable device designed for the extraction of nucleic acids from throat or nasopharyngeal swab samples, integrating multiple processing steps into a single, self-contained unit. The device enables on-board storage of lysis buffer, sample lysis, controlled fluid drainage, and impurity removal without the need for auxiliary laboratory equipment such as centrifuges or washing systems. Its streamlined design allows for simplified operation, reduced processing time, and consistent sample preparation, making it particularly suitable for point-of-care, field-based, or resource-limited testing environments. By minimizing equipment dependency and user intervention, the invention enhances efficiency, reduces operational complexity, and supports rapid downstream molecular diagnostic workflows.

2. Fully Automated PCR Detection System

A fully integrated and automated PCR detection system capable of performing the complete diagnostic workflow from sample preparation through amplification and result detection within a single platform. The system automates key steps including sample centrifugation, reagent mixing, thermal cycling, and fluorescence-based detection, thereby significantly reducing manual handling and operator-dependent variability. This high level of automation improves throughput, enhances reproducibility, and lowers labor requirements while maintaining accuracy and reliability of test results. The invention is particularly suited for high-volume testing environments such as clinical laboratories, public health settings, and decentralized diagnostic centers, where rapid, consistent, and scalable molecular testing is required.

Trademark Information

As of the date of this annual report, we have successfully registered the trademarks for “LoviWell”, “EASY BREEZY”, “DAYTEST”, and “EVERYDAY TEST” in the United States.

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

Overview

Anbio Biotechnology is a medical device company emphasizing in vitro diagnostics. Our mission is to change the global diagnostics market by personalizing and decentralizing the current diagnostic solutions for faster diagnosis to improve patient prognosis. We propose this by providing accessible and affordable diagnostic solutions globally at the forefront of science and offering innovative laboratory, wellness, at-home, and point-of-care (POCT) in vitro diagnostic (IVD) solutions.

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

We matured financially during the COVID-19 pandemic by providing our portfolio of respiratory disease tests including SARS-CoV-2 Rapid Antigen Tests COVID related tests to France, Germany, Hong Kong SAR, and other countries during 2023 and 2022. We generated approximately $8.65 million, $8.19 million and $6.71 million revenue for the year ended December 31, 2025, 2024 and 2023. Our gross profit for the year ended December 31, 2025, 2024 and 2023 was approximately $7.54 million, $5.89 million and $3.36 million.

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

In February 2025, Anbio Biotechnology Limited (“Anbio BVI”) ceased operations and was sold thereafter. Anbio Biotechnology Limited (“Anbio Samoa”) became the primary operational entity of our Company.

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

If our IVD products do not gain market acceptance globally, it could adversely affect the broader commercial success of our current and future IVD product line. However, the IVD assays we develop utilize established and widely used IVD technology platforms and their scientific principles. In addition, the diagnostic testing market is characterized by rapid technological developments. Therefore, if our IVD products are rendered uncompetitive or obsolete, even if they were to gain widespread market acceptance initially, the demand for our IVD products could be greatly reduced.

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

Unexpected Logistic Issues May Harm Our Profitability.

Our suppliers produce our diagnostics instruments and reagents to supply to us. Certain medical device exports must be properly registered with the authorities and are subjected to inspection before exportation and importation. This can lead to delays in product delivery and increased customer lead time. Presently, the risk is low for logistics restrictions to impact our business. However, logistic issues may arise unexpectedly to affect our profitability potentially adversely.

Increases in the Price of Life Sciences Reagents and Consumables May Harm Our Profitability.

Our IVD products require life sciences reagents and consumables sourced by suppliers from various reagent suppliers. Thus, should there be a significant increase in the cost of reagents and consumables, suppliers may be required to increase the prices of their manufacturing services to us, adversely affecting our profitability. Moreover, we ask our suppliers not to increase prices unilaterally without giving us a 12-month advance notice due to the fluctuation in foreign exchange. Since our inception, our suppliers generally honor such requests, and we have entered into contractual agreements with our suppliers regarding the request.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events, that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

Business Transition and Expansion Strategy and Associated Risk Factors

As the COVID-19 emergency has receded, we are actively expanding into new sectors to diversify our revenue base and support long-term growth, including the introduction of veterinary diagnostic tests for both home and clinical use, the launch of our dry chemistry product line to broaden our diagnostic platform offerings, and the exploration of advanced therapeutic areas targeting prevalent diseases. Through these efforts, we aim to reduce reliance on pandemic-driven demand and position Anbio for sustainable growth across multiple healthcare segments. However, our strategic transition involves risks and uncertainties, as expansion into new sectors may require additional regulatory approvals, validation studies, and commercialization efforts, which could result in delays or increased costs. The success of our dry chemistry product line and new offerings will depend on market acceptance, competitive positioning, and our ability to effectively scale manufacturing and distribution. Additionally, shifting focus away from pandemic-related products may create short-term revenue gaps, and there can be no assurance that new business segments will achieve expected adoption or profitability. Exploration into advanced therapies may also involve longer development timelines, higher capital requirements, and increased regulatory complexity, any of which could materially adversely affect our business, financial condition, results of operations, and prospects.

Our In Vitro Diagnostic Products

Before November 1, 2021, we had never generated any revenue from commercial sale of IVD products, hence, our limited commercial operating history may make it difficult to evaluate our current business and predict our future performance. As previously disclosed, most of our revenue in 2024 and 2023 were generated by providing tests for COVID-19 and other respiratory diseases. However, for the year ended as of December 31, 2025, 80.40% of our commercial IVD revenue was generated from non-COVID IVD products, while only 19.60% of revenue was attributable to COVID-related IVD products.

In our current portfolio, we feature six In Vitro Diagnostic (IVD) platforms: Chemiluminescence Immunoassay (ChLIA), Lateral Flow Immunoassay (LFIA), Fluorescent Immunoassay (FIA), Polymerase Chain Reaction (PCR) and Loop-mediated Isothermal Amplification (LAMP), and Dry Chemistry. The IVD assays we develop utilize established and widely used IVD technology platforms and their scientific principles.

Currently, all of our supplied IVD products are ready for commercialization, and do not require additional development; all clinical and analytical performance and validation studies have been completed. Prior to the sale of our IVD products in the European Union, we must register with the relevant authority for the regulatory approvals in the European Union. We also work with local distributors to determine the regulatory obligations and appropriate strategies for market entry. We are currently preparing the documentation for the IVDR registration of our IVD products. Failure to secure registration for our IVD products in these countries could adversely impact our revenue performance.

All of our IVD products are registered under the Conformité Européenne In Vitro Diagnostic Directive (CE IVDD) in the EU and can be commercialized in the EU. Since 2023, we have commenced sales of our non-COVID products in countries within the European Union (EU), Americas, APAC, and Africa. Since the IVDR provides a transitional provision from IVDD, to ensure compliance with the evolving IVDR requirements set by EU regulatory authorities, we must stay vigilant to prevent potential issues that could impact our business. As regulatory requirements are subject to change, we are dedicated to proactively monitoring the regulatory environment in these strategically selected EU countries to maintain compliance and facilitate the successful marketing of our products.

Our ability to sustain profitability is based on numerous factors beyond our control, among other factors, including market acceptance and recognition of our IVD products and the impact of changes in regulations on the certification and regulation of IVD products on the legal sale of products in different countries. For example, since all IVD products are CE-marked under the declaration of conformity Directive 98/79/EC of the EU, when the transition period for the IVDR 2017/746 ends, these CE-marked products may need to be re-certified under the IVDR 2017/746 before they can be legally sold in the EU. The deadlines for the transition period from IVDD to IVDR are determined according to the classification of the medical device, as outlined below:

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

5.A. Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2025, 2024 and 2023

	For the Year Ended December 31,
	2025	2024	2023
Revenues	$8,646,844	$8,185,146	$6,711,990
Cost of Revenues	1,103,682	2,299,762	3,351,121
Gross Profit	7,543,162	5,885,384	3,360,869

Operating Expenses	1,775,422	3,890,017	1,399,940
Income from operations	5,767,740	1,995,367	1,960,929

Total other (expenses) income	635,723	377,475	292,780
Income before provision for income taxes	6,403,463	2,372,842	2,253,709
Provision for income taxes	—	—	—
Net income	$6,403,463	$2,372,842	$2,253,709

Revenue

For the years ended December 31, 2025, 2024, and 2023, we generated revenue of $8,646,844, $8,185,146 and $6,711,990, respectively.

Total revenue increased by $461,698 or approximately 5.64% in year 2025 compared to 2024. In 2025, revenue growth was mainly driven by continued orders from key customers, including increased demand for customized products. Demand for COVID-19-related products continued to normalize; however, increased sales of conventional IVD, animal-related, and customized products supported stable overall revenue and reduced reliance on COVID-19 products.

Total revenue increased by $1,473,156, or approximately 21.9% in year 2024 compared to 2023, driven primarily by an expanded non-COVID products portfolio and a broader client base across various regions.

Cost of revenue

Our cost of revenue for the year ended December 31, 2025, 2024 and 2023 is $1,103,682, $2,299,762 and $3,351,121, respectively.

The cost of revenue decreased by $1,196,080 or approximately 52.01% in year 2025 compared to 2024. The decrease in cost of revenue was attributable to a shift in the Company’s product mix and Company’s strategy of selectively screening customers and products, with a focus on higher gross margin and sales profitability.

The cost of revenue decreased by $1,051,359, or approximately 31.4% in year 2024 compared to 2023, driven by improved purchasing efficiency, cost optimization, and a shift in product mix.

Gross Profit

Gross profit for the year ended December 31, 2025, amounted to $7,543,162, representing a gross margin of approximately 87.2%, compared to $5,885,384 and $ 3,360,869 for the years ended December 31, 2024 and 2023, which corresponded to gross margins of approximately 71.9% and 50.1%, respectively.

The increase in gross margin was due to the higher gross margin of products commercialized in 2025, along with the Company’s effective control of procurement costs during the year ended December 31, 2025.

The significant increase in gross margin in 2024 compared with 2023 was driven by improved purchasing efficiency, bulk supplier agreements, and a shift toward higher-margin customized testing services.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2025 amounted to $1,574,117 as compared to $ 3,435,790 for the year ended December 31, 2024, a decrease of $1,861,673 or approximately 54.18%. Professional service expenses declined in 2025 as higher costs incurred in prior periods for strategic initiatives and IPO preparation. The Company also strengthened cost control by reducing non-essential spending, without affecting normal operations.

For the year ended December 31, 2024, selling, general and administrative expenses amounted to $3,435,790, an increase of $2,170,550, or approximately 171.6%, compared to $1,265,240 for the year ended December 31, 2023. This increase is in line with our revenue growth and was primarily due to higher professional fees associated with the company’s public listing process, including costs for legal, accounting, and advisory services required for regulatory compliance and listing preparations.

Research and development, and product validation expenses

Our research and development expenses, which primarily consist of product validation activities for region-specific regulatory registrations, amounted to $201,305 for the year ended December 31, 2025, as compared to $454,227 and $134,700 for the year ended December 31, 2024 and 2023, respectively. The decrease in R&D expenses in 2025 was primarily due to reduced R&D activities for our IVD products, as our commercialized products have matured and require minimal additional development. As a result, our R&D efforts are largely focused on supporting regulatory compliance and market expansion rather than new product development.

Interest and investment income

Our interest and investment income was $142,023 for the year ended December 31, 2025, compared to $337,511 and $165,336 for the year ended December 31, 2024 and 2023, respectively. The interest and investment income decreased by $195,488 or 57.9% in year 2025 compared with 2024. The decrease was primarily attributable to a realized loss on equity securities in 2025, partially offset by interest income earned from bank deposits and short-term investments.

The interest and investment income increased by $172,175 or 104.1% in year 2024 compared with 2023. The increase was primarily attributable to increased investments in 2024.

There was no interest expense for the year ended December 31, 2025, 2024 and 2023.

Foreign exchange gain, net

We have generated $493,562, $20,469 and $119,419 foreign exchange gain for the year ended December 31, 2025, 2024 and 2023, respectively, mainly driven by routine movements in exchange rates affecting our foreign currency positions.

Other income, net

Our other income, net for the year ended December 31, 2025, 2024 and 2023 was $138, $19,495 and $8,025, respectively.

Net income

We generated a net income of $6,403,463 for the year ended December 31, 2025, as compared to $2,372,842 for the year ended December 31, 2024, an increase of $4,030,621 or approximately 169.9%, predominately due to reasons as discussed above.

We generated a net income of $ 2,372,842 for the year ended December 31, 2024, as compared to $ 2,253,709 for the year ended December 31, 2023, an increase of $119,133 or approximately 5.3%, predominately due to reasons as discussed above.

5.B. Liquidity and Capital Resources

As of December 31, 2025, we had a working capital of $30,155,023 consisting of cash and cash equivalent of $7,766,738.

To date, we have primarily funded our operations through the net cash flow generated by our core business activities. We expect to finance our operations, and working capital needs in the near future from part of our net proceeds of the initial public offering and cash generated through operations.

We believe that our current levels of cash, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate growth, then additional financing may be required and we may seek to sell additional equity or debt securities or obtain additional credit facilities. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operate and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Cash Flow Analysis

The following summarizes the key components of our cash flows for the year ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$(6,739,075)	$2,080,387	$898,367
Net cash provided by (used in) by investing activities	(4,202,496)	337,101	1,730,173
Net cash provided by (used in) financing activities	6,947,450	(344,605)	(42,835)
Net change in cash and cash equivalents	$(3,994,121)	$2,072,883	$2,585,705

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was $6,739,075 and were mainly comprised of the net income of $ 6,403,463, realized loss from short-term investment of $68,003 the increase of account receivable of $ 2,591,170, the increase of prepayment of $8,395,507, increase of prepaid and other current assets of $581,466, the decrease of account payable of $1,625,255, the decrease of other current liabilities of $17,143.

Net cash provided by operating activities for the year ended December 31, 2024 was $ 2,080,387 and were mainly comprised of the net income of $ 2,372,842, the non-cash realized gain from short-term investments of $337,101, the decrease of accounts receivable of $ 820,166, the increase of prepayment of $1,910,258, decrease of prepaid and other current assets of $ 396,271, decrease of rent deposit of $1,293, the increase of account payable of $ 798,104 and the decrease of other current liabilities of $60,930.

Net cash provided by operating activities for the year ended December 31, 2023 was $898,367 and were mainly comprised of the net income of $2,253,709, the non-cash amortization of right-of-use asset of $12,059, realized gain from short-term investment of $163,388, the increase of accounts receivable of $1,884,960, the decrease of inventory of $353,872, the decrease of prepayment of $1,049,599, increase of prepaid and other current assets of $305,995, the decrease of rent deposit of $1,695, the decrease of account payable of $580,891 and the increase of other current liabilities of $162,666.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was $4,202,496 and were mainly of purchase of short-term investment of $19,420,000 and sales of short-term investment of $15,217,504.

Net cash provided by investing activities for the year ended December 31, 2024 was $337,101 and were mainly from the purchase of short-term investment of $35,466,235 and sales of short-term investment of $35,803,336.

Net cash provided by investing activities for the year ended December 31, 2023 was $1,730,173 and were mainly from the purchase of short-term investment of $18,544,250 and sales of short-term investment of $ 20,274,423.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was $6,947,450, the amount was cash received from the issuance of ordinary shares $7,230,000, and payment of transaction cost of issue of new shares $282,550.

Net cash used in financing activities for the year ended December 31, 2024 was $344,605, the amount was derived from the payment of transaction cost of issue of new shares.

Net cash used in financing activities for the year ended December 31, 2023 was $42,835, the amount was derived from the payment of transaction cost of issue of new shares.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company - D. Property, Plant and Equipment - Intellectual Property.”

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

Recently Issued and Adopted Accounting Standards

New Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to consolidated financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the update on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09: Income Taxes (Topic 740) – Improvements to Income Tax Disclosures, which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company expects to adopt ASU 2023-09 for the annual period from the beginning of the fiscal year ended December 31, 2026. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The Board is issuing the amendments in this Update to reduce the complexity and cost of estimating credit losses for current accounts receivable and contract assets, while maintaining the relevance and reliability of financial information. Preparers currently apply the CECL model to estimate expected credit losses, which requires consideration of historical loss experience, current economic conditions, and reasonable and supportable forecasts. While this model enhances forward-looking credit loss estimation, stakeholders (especially private companies and nonprofits) have suggested possible improvements to better (1) alleviate the burden of developing and documenting macroeconomic forecasts for short-term assets with minimal exposure to long-term economic volatility, (2) align credit loss estimation with operational realities by leveraging more practical and real-time data, and (3) improve the accuracy of loss estimates while reducing unnecessary complexity in the accounting process. The Board decided that the amendments should be effective for all entities for annual periods beginning after December 15, 2025, including interim periods within those fiscal years, and early adoption is permitted for financial statements not yet issued or made available for issuance. The Company is currently evaluating the impact of the update on the consolidated financial statements and related disclosures.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The new standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU No. 2023-07 effective for its Annual Report on Form 20-F for the year ended December 31, 2024 and subsequent interim periods. Since ASU No. 2023-07 addresses only disclosures, the adoption of ASU No. 2023-07 did not have a significant impact on its consolidated financial statements. For additional information, see Note 2, “Revenue Recognition”. Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have a material impact on the consolidated financial statements.

Off-balance Sheet Commitments and Arrangements

As of December 31, 2025 and 2024, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Michael Lau	45	Chief Executive Officer
Suki Song	43	Chief Financial Officer
Chris Tian	35	Chief Business Officer
Cany Xu	58	Director
Nancy Hartzler(1)(2)(3)	62	Independent Director, Chair of Compensation Committee
Michael Zhang(1)(2)(3)	57	Independent Director, Chair of Audit Committee
David Hsu(1)(2)(3)	77	Independent Director, Chair of Nominating Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

Michael Lau has served as our Chief Executive Officer (“CEO”) since November 1, 2021. Mr. Lau has more than 10 years of experience in life sciences, therapeutics and molecular diagnostic industries. His activities have included the execution for all facets of business development, management of manufacturing process for biologics production examination the effects of cell culture medium modifications on antibody production using a mock perfusion model as a scientist. Mr. Lau has been acting as a full-time officer of Anbio since November 1, 2021 and has been responsible for business performance, strategic planning, and the department budget. Michael Lau holds a B.S. in Biology and B.A. in Economics from UC Irvine, a Ph.D. in Biochemistry and Molecular Biology from UC Riverside, completed a postdoctoral program at UCLA, and an MBA from the University of Wisconsin-Eau Claire. He began his industry career as a cell culture scientist focused on biologics production, scale-down modeling, and perfusion-based antibody manufacturing at two major biopharmaceutical companies, before moving into commercial roles selling upstream cell culture equipment including disposable bioreactors across the western U.S. He subsequently spent several years leading global GMP operations and business development at a major life sciences CRDMO across the U.S. and EU. He currently serves as executive director and global head of cell and gene therapy CDMO business development at a large international CRDMO, overseeing business development across the U.S., APAC, and EU. His background spans bench-level biologics process development, capital equipment distribution, GMP operations leadership, and senior CDMO business development — giving him an unusually integrated view of the cell and gene therapy manufacturing landscape. We believe that Mr. Lau is qualified to serve as our CEO by reasons of professional experiences and qualifications.

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

Michael Zhang is our independent director. Michael Zhang has over 30 years’ experience in finance. He has worked as a managing partner, overseeing all corporate finance and investment-related matters at Healthcare Alpha Management since 2014. He obtained his bachelor’s degree in business from Indiana University Bloomington in 1996 and master’s degree in business administration from Yale University in 2004.

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

None of our independent directors was selected as a director are under any arrangement or understanding with major shareholders or others as defined in Item 6.A.5 of Part I of Form 20-F.

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

The above-mentioned incentive compensation plans are to provide incentive compensation if the performance of both the Company and the executive exceeds expectations. The incentive compensation plan is paid via Restricted Stock Units (“RSU”) comprising of Class A Ordinary Shares, to the CEO and CBO. The Market Cap shall be determined by multiplying the closing price of the Class A Ordinary Shares on each trading day by the total number of outstanding Class A Ordinary Shares at the close of that respective trading day. On the date the Goal is reached and maintained for six months (“Trigger Day”), the number of Class A Ordinary Shares subject to RSU shall be determined as follows:

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

Compensation of Directors and Executive Officers

For the fiscal years ended December 31, 2025, 2024 and 2023, we paid an aggregate of US$599,937, US$480,411 and US$380,967, respectively, which is the total amount of base salary plus bonus, in cash to our executive officers.

The Company paid aggregate compensation of $80,000 and $0 to its directors for the fiscal years ended December 31, 2025 and 2024, respectively.

For the fiscal years ended December 31, 2024 and 2023, we did not have any non-executive or independent directors and therefore have not paid any compensation to any non-executive or independent directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We plan to first implement the incentive compensation with Mr. Cany Xu, our executive director, if the Company exceeds the Market Cap of $1,000,000,000 for six consecutive months, then Mr. Xu will be entitled to receive a number of new Class A Ordinary Shares equal to 10% of then outstanding Class A Ordinary Shares (excluding the Class A Ordinary Shares issued to others executives in the past 12 months under the executive incentive compensation plan) on that particular grant day.

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

Audit Committee. Our audit committee consists of Ms. Nancy Hartzler, Mr. Michael Zhang, and Mr. David Hsu and is chaired by Mr. Michael Zhang. Ms. Nancy Hartzler, Mr. Michael Zhang, and Mr. David Hsu each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Michael Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Ms. Nancy Hartzler, Mr. Michael Zhang, and Mr. David Hsu and is chaired by Ms. Nancy Hartzler, Ms. Nancy Hartzler, Mr. Michael Zhang, and Mr. David Hsu each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating Committee. Our nominating committee consists of Ms. Nancy Hartzler, Mr. Michael Zhang, and Mr. David Hsu and is chaired by Mr. David Hsu. Ms. Nancy Hartzler, Mr. Michael Zhang, and Mr. David Hsu each satisfies the “independence” requirements of Section Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

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

Corporate Governance

The business and affairs of the Company are managed under the direction of our board of directors. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. Shareholders will be given specific information on how they can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of our board of directors.

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

Executive Officers and Directors	Amount of Beneficial Ownership of Class Ordinary Shares(1)	Percentage Ownership of Class A Ordinary Shares(2)	Amount of Beneficial Ownership of Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares	Combined Voting Power of Class A and Class B Ordinary Shares(2)
Directors and Named Executive Officers:
Michael Lau, CEO	-	-	-	-	-
Suki Song, CFO	-	-	-	-	-
Chris Tian, CBO	-	-	-	-	-
Cany Xu, Director	-	-	-	-	-
Nancy Hartzler, Independent Director	-	-	-	-	-
Michael Zhang, Independent Director	-	-	-	-	-
David Hsu, Independent Director	-	-	-	-	-
All executive officers and directors as a group (7 persons)	-	-	-	-	-

5% or Greater Shareholders
CVC Investment(1)	2,100,000	4.78%	50,000,000	50%	49.61%
Northwestern Investment(2)	2,100,000	4.78%	50,000,000	50%	49.61%

(1)	A Cayman Islands company, having its registered address at P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. 2,100,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares held by CVC Investment.

(2)	A Cayman Islands company, having its registered address at P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. 2,100,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares held by Northwestern Investment.

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

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or the share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. Cash dividends on our Class A Ordinary Shares, if any, will be paid in U.S. dollars.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

Dividends in the Independent State of Samoa

Distributions by Samoan international companies are governed by the Samoan International Companies Act 1988 (the “Samoan ICA”) and the memorandum and articles of association of the relevant Samoan international company. Under the Samoan ICA, an international company may (if authorized by its articles) make any distribution to members or reduce or extinguish the liability of its members in any way.

Subject to the memorandum and articles of the relevant Samoan company, the directors of a Samoan company may, by resolution, authorize a distribution by the company to shareholders at such time and of such an amount, as they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution, (i) the value of the company’s assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due (the “Solvency Test”). While the Solvency Test is not expressly reflected in statutory provisions of the Samoan ICA, the common law solvency test remains good law in Samoa. It is recommended practice that a resolution of directors authorizing a distribution contain a statement that, in the opinion of the directors, the company will, immediately after the distribution, satisfy the Solvency Test.

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

In the case of an equality of votes, the chairperson of the meeting shall be entitled to a second or casting vote.

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

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Our board of directors have established an audit committee, a compensation committee, and a nominating committee.

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

Independent State of Samoa Taxation

Samoan international companies enjoy certain statutory exemptions and privileges with regards taxation. Companies incorporated or re-registered under the Samoan International Companies Act 1988 (the “Samoan ICA”) are exempt from any capital gains, gift or inheritance taxes levied by the Samoan government. In addition, shares of international companies incorporated or re-registered under the Samoan ICA are not subject to transfer taxes, stamp duties or similar charges.

A holder of shares in a Samoan international company is not required to pay tax in Samoa on (i) dividends paid with respect to the shares or (ii) any gains realized during that year on sale or disposal of such shares. Samoan international companies are also exempt from any currency and exchange control restrictions.

The laws of Samoa do not impose a withholding tax on dividends paid by an international company incorporated or re-registered under the Samoan ICA.

There is no income tax treaty, convention or tax information exchange agreement currently in effect between the United States and Samoa.

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

The discussion below under “- Dividends” and “- Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “- Passive Foreign Investment Company Rules” beginning on page 56.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Our reporting and functional currency is the U.S. Dollar, but most of our customers are located in various countries. For instance, the functional currency in the European Union is the Euro, so some customers will use Euro to pay our invoice. In some cases, we will give customers a payment term of 30 to 90 days. During the payment term, Euro versus US Dollar could fluctuate significantly. Moreover, sometimes we will hold Euros in our bank account. If Euro versus US Dollar fluctuates significantly, our asset value could also fluctuate when converted to our reporting currency. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

The Company’s functional and reporting currency is the U.S. dollar. While purchases are denominated in U.S. dollars, some payments are settled in euros, creating foreign currency exchange risk. The Company has arrangements with suppliers to settle at pre-agreed exchange rates, which partially mitigate this risk but do not eliminate it. The Company monitors its exposure and may take measures to manage such risks.

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as December 31, 2025.

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

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Ms. Nancy Hartzler, Mr. Michael Zhang, and Mr. David Hsu and is chaired by Mr. Michael Zhang. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Michael Zhang qualifies as an “audit committee financial expert.”

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

Item 16C. Principal Accountant Fees and Services

YCM CPA INC. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2024 and 2023. Audit services provided by YCM CPA INC. for the fiscal year ended December 31, 2024 and 2023 included the examination of the consolidated financial statements of the Company.

GGF CPA Ltd. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2025. Audit services provided by GGF CPA Ltd. for the fiscal year ended December 31, 2025 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by YCM CPA INC. and GGF CPA LTD, our independent registered public accounting firms, for the periods indicated.

	Year ended December 31,
Services	2024	2025
	US$	US$
Audit Fees (1) - YCM CPA INC.	152,000	-
Audit Fees (1) - GGF CPA LTD	-	200,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	152,000	200,000

Note:

1.	“Audit fees” include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

2.	“Audit-related fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

3.	“Tax fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

4.	“All other fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

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

Item 16F. Change in Registrant’s Certifying Accountant

On February 11, 2026, the board of directors of the Company and the Audit Committee of the Company approved the dismissal of HTL International, LLC as the Company’s independent registered public accounting firm. Following discussions between the Company and HTL International, LLC, the Audit Committee determined that engaging a new auditor with sufficient available capacity to meet the Company’s reporting timeline and ensure the timely completion of the audit of the Company’s financial statements and the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, would be in the best interests of the Company. HTL International, LLC was appointed as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025 on November 10, 2025 and did not be asked to issue an audit report on the Company’s financial statements for the fiscal year ended December 31, 2025. During the period of HTL International, LLC’s engagement and through February 11, 2026, there were no disagreements between the Company and HTL International, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of HTL International, LLC, would have caused HTL International, LLC to make reference to the subject matter of the disagreements in connection with its reports.

On February 11, 2026, the board of directors of the Company and the Audit Committee of the Company approved and ratified the appointment of GGF CPA LTD as its new independent registered public accounting firm to audit the Company’s financial statements, effective February 11, 2026. During the two most recent fiscal years ended December 31, 2025 and 2024 and any subsequent interim periods through the date hereof prior to the engagement of GGF CPA LTD, neither the Company, nor someone on its behalf, has consulted GGF CPA LTD regarding: (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

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

Date: April 7, 2026

ANBIO BIOTECHNOLOGY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Anbio Biotechnology

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Anbio Biotechnology (the “Company”) and its subsidiaries as of December 31, 2025, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S.GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ GGF CPA LTD

PCAOB ID: 2729

We have served as the Company’s auditor since 2026.

Guangzhou PRC

April 7, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

Anbio Biotechnology

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Anbio Biotechnology and subsidiaries (collectively, the “Company”) as of December 31, 2024, and the related consolidated statements of operations, changes in shareholder’s equity, and cash flows for the two years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2023 through 2025.

PCAOB ID 6781

Irvine, California

April 28, 2025

ANBIO BIOTECHNOLOGY
CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$7,766,738	$11,760,859
Accounts receivable, net	3,655,964	1,064,794
Short-term investment	4,134,493	—
Prepayment	14,078,592	5,683,085
Prepaid and other current assets	607,072	25,606
Total Current Assets	30,242,859	18,534,344

Deferred offering cost	—	387,440
TOTAL ASSETS	$30,242,859	$18,921,784

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$1,625,255
Other current liabilities	87,836	104,979
Total Current Liabilities	87,836	1,730,234
TOTAL LIABILITIES	87,836	1,730,234

Shareholders’ Equity:
Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 43,891,200 and 42,291,200 issued and outstanding at December 31, 2025 and December 31, 2024	4,389	4,229
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 100,000,000 issued and outstanding at December 31, 2025 and December 31, 2024	10,000	10,000
Additional paid-in capital	6,563,630	3,780
Retained earnings	23,577,004	17,173,541
TOTAL SHAREHOLDERS’ EQUITY	30,155,023	17,191,550
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$30,242,859	$18,921,784

The accompanying notes are an integral part of these consolidated financial statements.

ANBIO BIOTECHNOLOGY
CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars, except for the number of shares and per share data)

	For the Year Ended December 31,
	2025	2024	2023
Revenues	$8,646,844	$8,185,146	$6,711,990
Total Revenues	8,646,844	8,185,146	6,711,990

Cost of Revenues	1,103,682	2,299,762	3,351,121
Gross Profit	7,543,162	5,885,384	3,360,869

Operating Expenses
Selling, general and administrative	1,574,117	3,435,790	1,265,240
Research and development	201,305	454,227	134,700
Total operating expenses	1,775,422	3,890,017	1,399,940
Income from operations	5,767,740	1,995,367	1,960,929

Other Income
Interest and investment income	142,023	337,511	165,336
Foreign exchange gain	493,562	20,469	119,419
Others, net	138	19,495	8,025
Total other income	635,723	377,475	292,780
Income before provision for income taxes	6,403,463	2,372,842	2,253,709
Provision for income taxes	—	—	—
Net income	$6,403,463	$2,372,842	$2,253,709

Basic and diluted earnings per Class A share	$0.147	$0.056	$0.105
Weighted average shares outstanding-Class A	43,672,022	42,291,200	21,435,315

The accompanying notes are an integral part of these consolidated financial statements.

ANBIO BIOTECHNOLOGY

CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares				Additional		Total
	Class A Shares	Amount	Class B Shares	Amount	Paid-In Capital	Retained Earnings	Shareholders’ Equity
Balance as of December 31, 2022	100	$—	—	$—	$—	$12,546,990	$12,546,990
Cancellation of Class A Shares	(98)	—	—	—	—	—	—
Issuance of Class A Shares	42,291,200	4,229	—	—	3,780	—	8,009
Reclassification from Class A Shares to Class B Shares	(2)	—	2	—	—	—	—
Issuance of Class B Shares	—	—	99,999,998	10,000	—	—	10,000
Net income						2,253,709	2,253,709
Balance as of December 31, 2023	42,291,200	$4,229	100,000,000	$10,000	$3,780	$14,800,699	$14,818,708
Net income	—	—	—	—	—	2,372,842	2,372,842
Balance as of December 31, 2024	42,291,200	$4,229	100,000,000	$10,000	$3,780	$17,173,541	$17,191,550
Issuance of class A ordinary shares	1,600,000	160	—	—	6,559,850	—	6,560,010
Net income	—	—	—	—	—	6,403,463	6,403,463
Balance as of December 31, 2025	43,891,200	$4,389	100,000,000	$10,000	$6,563,630	$23,577,004	$30,155,023

The accompanying notes are an integral part of these consolidated financial statements.

ANBIO BIOTECHNOLOGY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$6,403,463	$2,372,842	$2,253,709
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Amortization of right-of-use asset			12,059
Realized loss (gain) from short-term investment	68,003	(337,101)	(163,388)
Net changes in operating assets and liabilities:
Accounts receivable	(2,591,170)	820,166	(1,884,960)
Inventory			353,872
Prepayment	(8,395,507)	(1,910,258)	1,049,599
Prepaid and other current assets	(581,466)	396,271	(305,995)
Rent deposit	—	1,293	1,696
Accounts payable	(1,625,255)	798,104	(580,891)
Other current liabilities	(17,143)	(60,930)	162,666
Net cash (used in) provided by operating activities	(6,739,075)	2,080,387	898,367

Cash flows from investing activities:
Purchase of short-term investment	(19,420,000)	(35,466,235)	(18,544,250)
Sale of short-term investment	15,217,504	35,803,336	20,274,423
Net cash (used in) provided by investing activities	(4,202,496)	337,101	1,730,173

Cash flows from financing activities:
Cash received from the issuance of ordinary shares	7,230,000	—	—
Payment of transaction cost for issuing new shares	(282,550)	(344,605)	(42,835)
Net cash provided by (used in) financing activities	6,947,450	(344,605)	(42,835)

Net change in cash and cash equivalents	(3,994,121)	2,072,883	2,585,705
Cash and cash equivalents at beginning of year	11,760,859	9,687,976	7,102,271
Cash and cash equivalents at end of year	$7,766,738	$11,760,859	$9,687,976

Supplemental disclosure of non-cash financing Activities:
Receivable from issuance of 42,291,200 Class A ordinary shares at June 30, 2023	$—	$—	$8,009
Receivable from issuance of 100,000,000 Class B ordinary shares at June 30, 2023	$—	$—	$10,000
Non-cash deferred offering costs	$770,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Anbio Biotechnology (“Anbio” or “the Company”) was incorporated on July 27, 2021 in the Cayman Islands. Anbio designs and outsources manufacturing to the original equipment manufacturers (OEM), and distributes laboratory use, home use, and point of care (POCT) in vitro diagnostics (IVD) and other medical solutions in the medical device industry.

Anbio Biotechnology Pty Ltd. (“Anbio Australia”) is a subsidiary wholly owned by Anbio and was established in Australia on October 6, 2021. Anbio Australia was established to target the Australian market.

PharVac Limited (“PharVac BVI”) is a subsidiary wholly owned by Anbio and was established in the British Virgin Islands on April 13, 2022.

PharVac Inc (“PharVac USA”) was incorporated under the law of Delaware on January 18, 2023, as a wholly owned subsidiary of PharVac BVI.

LoviWell Inc (“LoviWell BVI”) was incorporated under the law of the British Virgin Islands on February 22, 2023, as a wholly owned subsidiary of Anbio.

LoviWell Inc (“LoviWell USA”) was incorporated under the law of Delaware on March 28, 2023, as a wholly owned subsidiary of LoviWell BVI.

Anbio Biotechnology Limited (“Anbio HK”) is a subsidiary wholly owned by Anbio and was incorporated in Hong Kong SAR, China on August 6, 2021. Anbio HK had limited operations in the year 2021, but starting from 2022 and onwards, as a holding company, is not expected to engage in operational activities. Beijing AnBiAo Biotechnology Limited (“Beijing AnBiAo”) is wholly owned by Anbio HK for all the periods presented. AnBiAo Biotechnology (Xiamen) Limited (“AnBiAo Xiamen”) and AnBai (Beijing) Biomedical Technology Limited (“AnBai”) are wholly owned by Beijing AnBiAo.

Anbio Biotechnology Limited (“Anbio Samoa”) was incorporated under the laws of the Independent State of Samoa on February 25, 2025, as a wholly owned subsidiary of PharVac BVI to design and sell IVD products.

Anbio Biotechnology Limited (“Anbio UK”), was incorporated under the laws of the UK as a wholly owned subsidiary of Anbio. Anbio UK was dissolved on January 7, 2025.

Anbio Biotechnology (“Anbio France”), was incorporated under the laws of France as a wholly owned subsidiary of Anbio HK. Anbio France was dissolved on April 3, 2025.

Anbio Biotechnology Limited (“Anbio BVI”), was incorporated under the laws of the British Virgin Islands as a wholly owned subsidiary of Anbio. Anbio BVI ceased operations in 2025 and was sold.

On June 30, 2023, the Company authorized 500,000,000 shares, comprising 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall consistently vote collectively as a unified class for all resolutions brought before the shareholders. Every Class A Ordinary Share will confer upon its possessor one (1) voting right for all matters subject to voting, whereas each Class B Ordinary Share will grant its holder fifty (50) voting rights for these identical matters. Class B Ordinary Shares do not possess any economic interests, except for the entitlement to capital repayment in the event of liquidation. Under no circumstances are Class A Ordinary Shares convertible into Class B Ordinary Shares, and vice versa.

Pursuant to the above reorganization, two shareholders own 100,000,000 Class B Ordinary Shares in the aggregate, with a par value of $0.0001 per share.

On February 20, 2025, the Company closed its initial public offering (“IPO”), pursuant to which it sold 1,600,000 Class A ordinary shares, par value $0.0001 per share, to the underwriters in a firm-commitment offering at an offering price of $5.00 per share. The aggregate gross proceeds of the IPO were $8,000,000 and the net proceeds from the IPO were $7,230,000, after deducting underwriting discounts and offering expenses. The ordinary shares of the Company were approved for listing on The Nasdaq Global Market and commenced trading under the ticker symbol “NNNN” on February 19, 2025.

As of December 31, 2025, there were 43,891,200 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares issued and outstanding.

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

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

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The fair value for certain assets and liabilities such as cash and cash equivalents, accounts receivable, other current assets, accounts payable and other current liabilities have been determined to approximate carrying amounts due to the short maturities of these instruments. The Company and its subsidiaries did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024.

Cash and Cash Equivalents

Cash and cash equivalent consists of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities of three months or less.

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

On January 1, 2023, the Company adopted ASC 326 Financial Instruments — Credit Losses using a modified retrospective approach, wherein a cumulative-effect adjustment to retained earnings would be recorded as of the adoption date, if material.

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In determining the allowance for credit losses, the Company aggregated its receivables if they share similar risk characteristics and assess credit loss on that aggregated basis, then analyzed historical write-offs by comparing historical sales to historical write-offs to calculate the total write-offs over time as a percentage of sales. The Company also reviewed whether the historical write-offs were due to credit-related factors (e.g., bankruptcy or other financial difficulties) or non-credit-related factors (e.g., concessions for service-related issues). Next, the Company considered if there’s a need to adjust historical information to reflect the extent to which management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed for the period over which historical information was evaluated. The Company’s accounts receivable balances have fairly short contractual terms, generally are determined after negotiating with customers. There is no expectation that meaningful changes would arise over this time period that would create a significant difference in collection patterns. Further, the Company does not expect any changes in its customer base in the future. As such, the Company concluded developing reasonable and supportable forecasts over this period will not be meaningful (in the event the Company experiences and/or expects future write-offs). The Company also considered the reserve methodology in determining the allowance for credit losses by applying the historical write-off rate to the outstanding receivable balances as of a point in time. As the Company has not experienced any losses historically, the Company has determined that its accounts receivable have 0% credit loss rate and as a result, the adoption of ASC 326 did not impact the Company.

As of December 31, 2025 and 2024, the Company did not record an allowance for credit losses accounts. The Company did not record credit losses expense during the years ended December 31, 2025, 2024 and 2023.

Short-term Investment

All highly liquid investments with original maturities between three months and one year are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.

The Company accounts for short-term debt investments in accordance with ASC Topic 320, Investments – Debt Securities (“ASC320”). The Company classifies the short-term investments in debt as “held-to-maturity,” “trading” or “available-for-sale,” whose classification determines the respective accounting methods stipulated by ASC 320.

Debt investments that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost less allowance for credit losses.

Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income (loss)” on the consolidated balance sheets.

The allowance for credit losses of the held-to-maturity debt securities reflects the Company’s estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to “Other income, net” in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2025, the allowance for credit losses provided for the held-to-maturity debt securities held by the Company was $nil.

Prepayment

Prepayments primarily include prepayment paid to suppliers. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes reception of products or realization of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2025 and 2024, the Company did not record any write-off allowance.

Prepaid and Other Current Assets

Prepaid and other current assets primarily include prepaid expenses paid to service providers. Management regularly reviews the changes in payment trends and records allowances when management believes collection of amounts due are at risk. As of December 31, 2025 and 2024, the Company did not record any write-off allowance.

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred Offering Costs

Offering costs consist of underwriting, legal, accounting, registration and other expenses incurred through the balance sheet date that directly related to the IPO. The Company complies with the requirements of Accounting Standards Codification (“ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – “Expenses of Offering”. As of December 31, 2025 and 2024, deferred offering costs were nil and $387,440.

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

5)	Recognize revenue when or as the entity satisfies a performance obligation

Revenue from product sales is recognized at the point in time control of the products is transferred, generally upon the shipping point. The Company’s sales terms provide no right of return outside of a standard quality policy and no sales returns were noted during the year ended December 31, 2025, 2024 and 2023. Payment terms may vary with individual customer’s contracts.

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

The following table presents revenue information by geographic locations for year ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
	2025	2024	2023
European Union	$5,151,103	$5,618,002	$4,660,608
Asia Pacific	1,520,409	509,168	73,395
North America	296,199	110,508	215,437
South America	269,538	1,475,088	1,651,500
Other Regions	1,409,595	472,380	111,050
	$8,646,844	$8,185,146	$6,711,990

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

There is currently no taxation imposed by the Government of the Cayman Islands, BVI and Samoa. The Company’s subsidiaries file income tax returns in their respective jurisdictions. For the period presented, no income tax was noted. Accordingly, no material current or deferred income tax expense has been recognized in the Company’s consolidated financial statements.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Class B shares were excluded from the calculation of earnings per share because they do not possess any economic interests. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended December 31, 2025, 2024 and 2023, there were no dilutive shares.

Cost of Revenues

Cost of revenue is the purchasing of diagnostic products and materials from the Company’s suppliers comprising freight-in, the cost of manufactured goods for sale to customers.

Operating Expenses

Operating expenses consist of selling, general and administrative expenses and research and development expenses. Selling, general and administrative expenses mainly consist of professional, marketing, and salary expenses. Research and development expenses mainly consist of the development, validation, and commercialization of medical devices and assays.

Recent accounting pronouncements

New Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to consolidated financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the update on the consolidated financial statements and related disclosures.

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In December 2023, the FASB issued ASU No. 2023-09: Income Taxes (Topic 740) – Improvements to Income Tax Disclosures, which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company expects to adopt ASU 2023-09 for the annual period from the beginning of the fiscal year ended December 31, 2026. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The Board is issuing the amendments in this Update to reduce the complexity and cost of estimating credit losses for current accounts receivable and contract assets, while maintaining the relevance and reliability of financial information. Preparers currently apply the CECL model to estimate expected credit losses, which requires consideration of historical loss experience, current economic conditions, and reasonable and supportable forecasts. While this model enhances forward-looking credit loss estimation, stakeholders (especially private companies and nonprofits) have suggested possible improvements to better (1) alleviate the burden of developing and documenting macroeconomic forecasts for short-term assets with minimal exposure to long-term economic volatility, (2) align credit loss estimation with operational realities by leveraging more practical and real-time data, and (3) improve the accuracy of loss estimates while reducing unnecessary complexity in the accounting process. The Board decided that the amendments should be effective for all entities for annual periods beginning after December 15, 2025, including interim periods within those fiscal years, and early adoption is permitted for financial statements not yet issued or made available for issuance. The Company is currently evaluating the impact of the update on the consolidated financial statements and related disclosures.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The new standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU No. 2023-07 effective for its Annual Report on Form 20-F for the year ended December 31, 2024 and subsequent interim periods. Since ASU No. 2023-07 addresses only disclosures, the adoption of ASU No. 2023-07 did not have a significant impact on its consolidated financial statements. For additional information, see Note 2, “Revenue Recognition”. Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have a material impact on the consolidated financial statements.

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Short-term Investment

The Company made multiple certificates of deposits held in the commercial bank and equity securities during the year ended December 31, 2025. The ending balance of short-term investments was $4,134,493 and nil as of December 31, 2025 and 2024, respectively.

As of December 31, 2025, the amortized cost of short-term investment on deposits held in the commercial bank was $4,134,493.

Realized interest and investment gain was $142,023, $337,511 and $165,336 for the year ended December 31, 2025, 2024 and 2023, respectively.

Note 4 — Accounts Receivable, Net

Accounts receivable consisted of the following as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Accounts receivable	$3,655,964	$1,064,794
Allowance for credit losses accounts	—	—
Total	$3,655,964	$1,064,794

Note 5 — Prepaid and Other Current Assets

Prepaid and other current assets consisted of the following as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Prepaid expenses	$606,124	$24,312
Other receivable	948	—
Other deposit	—	1,294
Total prepaid and other current assets	$607,072	$25,606

Note 6 — Other current liabilities

Other current liabilities consisted of the following as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Other payables	$87,836	$104,979
Total other current liabilities	$87,836	$104,979

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Shareholders’ Equity

As of December 31, 2025, the Company had the following classes of ordinary shares:

Class A ordinary shares.

On June 30, 2023, the Company authorized 400,000,000 Class A Ordinary Shares. Every Class A Ordinary Share will confer upon its possessor one (1) voting right for all matters subject to voting. Under no circumstances are Class A Ordinary Shares convertible into Class B Ordinary Shares, and vice versa.

On February 20, 2025, the Company closed its initial public offering (“IPO”), pursuant to which it sold 1,600,000 Class A ordinary shares, par value $0.0001 per share, to the underwriters in a firm-commitment offering at an offering price of $5.00 per share. The aggregate gross proceeds of the IPO were $8,000,000 before deducting underwriting discounts and offering expenses.

As of December 31, 2025, 43,891,200 of Class A Shares were issued and outstanding.

Class B ordinary shares

On June 30, 2023, the Company authorized 100,000,000 Class B Ordinary Shares. As of December 31, 2025, 100,000,000 of Class B Shares were issued and outstanding. Each Class B Ordinary Share will grant its holder fifty (50) voting rights for these identical matters. Class B Ordinary Shares do not possess any economic interests, except for the entitlement to capital repayment in the event of liquidation.

Note 8 — Earnings Per Share

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted-average number of Class A ordinary shares outstanding during the period. The Company does not have any potentially dilutive securities. Accordingly, basic and diluted earnings per share are the same for all periods presented.

The following table sets forth the computation of basic earnings per share for the periods presented:

	For the year ended December 31,
	2025	2024	2023
Numerator:
Net income	$6,403,463	$2,372,842	$2,253,709
Denominator:
Weighted average outstanding ordinary Class A shares – Basic and diluted	43,672,022	42,291,200	21,435,315
Earnings per share: Basic and diluted	$0.147	$0.056	$0.105

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

ANBIO BIOTECHNOLOGY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Certain Risks and Concentration

Financial instruments

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable arising from its normal business activities. The Company maintains balances at financial institutions which, from time to time, may exceed Hong Kong Deposit Protection Board insured limits of HKD 500,000 (approximately $64,000) for the banks located in the Hong Kong and United States Federal Deposit Insurance Corporation coverage limit of $250,000 for banks located in the United States. As of December 31, 2025 and December 31, 2024, $7,347,861 and $11,635,998 were uninsured due to the excess of the Hong Kong deposit insurance limitation and United States deposit insurance limitation.

Major Customers and Suppliers

The top customers who individually represented greater than 10% of the total revenues of the Company for the year ended December 31, 2025, 2024 and 2023 were as follows:

	For the year ended December 31,
	2025	2024	2023
Customer A	12%	45%	36%
Customer B	—	17%	25%
Customer C	35%	12%	10%
Customer D	—	—	12%

The top customers who individually represented greater than 10% of the Accounts Receivables of the Company as of December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Customer A	*	14%
Customer C	82%	81%

*	Indicates below 10%.

The top suppliers and third-party service providers who individually represented greater than 10% of the total purchase of the Company for the year ended December 31, 2025 and 2024 were as follows:

	For the year ended December 31,
	2025	2024	2023
Supplier A	*	61%	49%
Supplier B	62%	28%	34%
Supplier C	*	11%	17%

*	Indicates below 10%.

The top suppliers and third-party service providers who individually represented greater than 10% of the Prepayment of the Company as of December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Supplier B	88%	71%
Supplier D	12%	29%

Note 11 — Subsequent Events

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred up to the date the financial statements were available to issue. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.