Form 20-F/A
period 2025-12-31
Anbio Biotechnology
filed 2026-04-09
CIK 1982708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

☒ Yes ☐ No

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

☐ Yes ☐ No

EXPLANATORY NOTE

Anbio Biotechnology (“we,” “us,” “the Company,” or “our”) is filing this Amendment No. 1 to Form 20-F (the “Form 20-F/A”) to its annual report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 7, 2026. The sole purpose of this Form 20-F/A is an exhibit-only filing to amend the Form 20-F to check mark that the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act on the cover page of the Form 20-F. No other changes have been made to the Annual Report as amended by Amendment No. 1.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report and this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Form 20-F/A

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Anbio Biotechnology

By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Chief Executive Officer

Date: April 9, 2026

2